As filed with the Securities and Exchange Commission on July 24, 2026
Securities Act File No. 333-288973
Investment Company Act File No. 811-23347
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-2
☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre‑Effective Amendment No.
☒ Post-Effective Amendment No. 1
and
☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ Amendment No. 17
Hedge Fund Guided Portfolio Solution
(Exact name of Registrant as specified in charter)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
(Address of principal executive offices) (Zip code)
Registrant’s telephone number, including area code: (312) 506‑6500

Girish S. Kashyap Grosvenor Registered Funds 900 North Michigan Avenue Suite 1100 Chicago, Illinois 60611	George J. Zornada, Esq. K&L Gates LLP One Congress Street Suite 2900 Boston, Massachusetts 02114-2023
(Name and address of agent for service)
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is    .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed‑End Fund (closed‑end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed‑end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed‑End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c‑3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b‑2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

HEDGE FUND GUIDED PORTFOLIO SOLUTION

PROSPECTUS
July 24, 2026

Class A Shares
Class I Shares

	The Fund’s Price to Public(1)	Sales Load(2)	Proceeds to the Fund (3)(4)
Per Class I Share	At Current NAV	None	Amount Invested at Current NAV
Per Class A Share	At Current NAV	None	Amount Invested at Current NAV
Total	$750,000,000	N/A	$750,000,000

(1)
Class A Shares and Class I Shares are offered monthly at net asset value (“NAV”). NAV will vary over time and will also differ between the two classes. The minimum initial investment is $25,000. The minimum subsequent investment is $1,000. In certain instances, the Fund may, as determined by the Board of Trustees, waive the minimum initial investment amount or subsequent minimum investment amounts (See “Purchasing Shares—Purchase Terms”).

(2)
While neither the Fund nor the Distributor imposes a sales charge on Class A Shares or Class I Shares, if you buy Class A Shares or Class I Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Investors should consult with their financial intermediaries about any transaction or other fees their financial intermediaries might impose on Class A Shares or Class I Shares.

(3)	Assumes sale at the NAV of all Shares currently registered. The proceeds may differ from those shown if the NAV varies.

(4)	See “The Distributor” regarding distribution-related compensation.
The Fund’s Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for the Fund’s Shares will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

Hedge Fund Guided Portfolio Solution (the “Fund”) is a “fund of hedge funds” that enables qualified investors, through one investment, to participate in a portfolio of private investment funds managed by a professionally selected group of managers. An investment in the Fund is speculative and involves substantial risks. (See “Types of Investments and Related Risk Factors.”) In making an investment decision, investors must rely upon their own examination of the Fund and the terms of the offering, including the merits and risks involved. It is possible that a holder of the Fund’s shares (a “Shareholder”) may lose some or all of his, her or its investment and that the Fund may not achieve its investment objective. Shares of beneficial interest (“Shares”) in the Fund have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any other Federal or state governmental agency or regulatory authority or any national securities exchange. No agency, authority or exchange has passed upon the accuracy or adequacy of this Prospectus or the merits of an investment in the Shares offered hereby. Any representation to the contrary is a criminal offense.

GRV Securities LLC (“Distributor”) serves as the distributor of Shares on a best efforts basis, subject to various conditions. Shares may be purchased through the Distributor or selling agents (“Selling Agents”) that have entered into selling agreements with the Distributor or though intermediary platforms managed by the Selling Agents that offer a variety of funds (“Intermediary Platforms”). Neither the Distributor nor any other broker or dealer is obligated to buy Shares. In consideration for distribution and investor services in connection with Class A Shares of the Fund, the Fund pays the Distributor or a designee a monthly fee equal to 0.75% per annum of the aggregate net asset value of the Fund’s Class A Shares outstanding, determined as of the last calendar day of each month. GCM Grosvenor L.P. (the “Adviser” or “GCMLP”) (or its affiliates) may pay from their own resources additional compensation, either at the time of sale or on an ongoing basis, to the Selling Agents and Intermediary Platforms in connection with sales of Shares or servicing of investors. These revenue sharing arrangements may result in receipt by the Selling Agents and Intermediary Platforms and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their selling of shares of a different investment fund. A prospective investor with questions regarding these revenue sharing arrangements may obtain additional detail by contacting his, her or its intermediary directly. Prospective investors also should be aware that these payments could create incentives on the part of an intermediary to view the Fund more favorably relative to investment funds not making payments of this nature or making smaller such payments.
This Prospectus provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and retain it for future reference. Additional information about the Fund is included in the Fund’s statement of additional information (“SAI”), dated July 24, 2026, which has been filed with the SEC. The Fund’s SAI and annual and semi-annual reports, and the financial statements contained therein are available upon request and without charge by visiting the SEC’s website (http://www.sec.gov) or by writing to the Fund at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 or by calling the Fund at (877) 355‑1469. The Fund’s prospectus, SAI and shareholder reports are available at gcmregfunddocs.com, however, access to these documents on the website is limited to investors eligible to invest in the Fund and their financial representatives. Investors may also make written or telephonic inquiries or request other information about the Fund at this address and telephone number. The Fund’s SAI is incorporated by reference into (made a legal part of) this Prospectus in its entirety. The table of contents of the SAI appears at the end of this Prospectus. The Fund files its registration statement, Form N‑CEN, Form N‑CSR, Form N‑PORT, Form N‑PX, and Schedule TO‑I and makes 40‑17G (fidelity bond) filings and any amendments to these filings with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).
For a discussion of certain risk factors and special considerations with respect to owning the Shares, see the “Types of Investments and Related Risk Factors,” and “Additional Risk Factors” sections of this Prospectus. Additionally, the Fund may utilize leverage and leverage involves special risks. (See “Types of Investments and Related Risk Factors—Leverage”).
The Shares are subject to substantial restrictions on transferability and resale, and may not be transferred or resold except as permitted under the Fund’s organizational instrument, the Securities Act of 1933, as amended (the “1933 Act”), and applicable state securities laws, pursuant to registration or exemption from these provisions. To provide a limited degree of liquidity to Shareholders, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Fund’s board of Trustees (the “Board of Trustees”), in its sole discretion. However, Shareholders do not have the right to require the Fund to redeem any or all of their Shares.

TO ALL INVESTORS
Shares are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Shares are not deposits or other obligations of, and are not guaranteed by any bank. Shares are subject to investment risks, including the possible loss of the full amount invested.
This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Shares in any jurisdiction in which such offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make such offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus, the SAI or the exhibits hereto.
Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his or her own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for such investor.

Shares have only limited liquidity and are subject to substantial restrictions on transferability and resale. They may not be transferred or resold except as permitted under the Declaration of Trust, the 1933 Act and applicable state securities laws, pursuant to registration or exemption there from. Investors may be required to bear the financial risks of this investment indefinitely.
*   *   *

SUMMARY OF TERMS

The following summary is qualified by the detailed information appearing elsewhere in this prospectus (the “Prospectus”) and in the statement of additional information and by the terms and conditions of the Declaration of Trust of Hedge Fund Guided Portfolio Solution (the “Declaration of Trust”). You should read the Prospectus before investing and retain it for future reference.

The Fund
Hedge Fund Guided Portfolio Solution (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed‑end, non‑diversified, management investment company.

Pursuant to an exemptive order issued by the Securities and Exchange Commission (“SEC”), the Fund offers and sells two separate classes of shares of beneficial interests (the “Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”) to Eligible Investors, as defined below. (See “Summary of Terms—Shareholder Eligibility.”) Investors who purchase Shares in the Fund in the offering, and other persons who acquire Shares, will become shareholders of the Fund (“Shareholders”). Class A Shares and Class I Shares are subject to different fees and expenses. All Shares issued prior to April 1, 2019 have been designated as Class I Shares in terms of rights accorded and expenses borne.

The Fund is a specialized investment vehicle that combines many of the features of a private investment fund with those of a closed‑end investment company. Like a private investment fund, the Shares will be sold only to qualified investors, and are subject to substantial restrictions on transfer. (See “Summary of Terms—Shareholder Eligibility.”) Unlike a private investment fund but like other registered investment companies, however, the Fund (i) has registered under the 1940 Act to be able to offer Shares without limiting the number of Shareholders that can participate in its investment program; and (ii) has registered the Shares under the Securities Act of 1933, as amended (the “1933 Act”) for public offer.

Investment Objective	The Fund’s investment objective is to seek absolute returns with low to moderate volatility and with minimal correlation to the global equity and fixed income markets while preserving capital.

Investment Strategies
GCM Grosvenor L.P. (the “Adviser” or “GCMLP”) serves as investment adviser of the Fund. The Fund pursues its investment objectives principally through a multi-manager, multi-strategy program of investment in a group of limited liability private investment vehicles that are generally considered hedge funds (each, an “Investment Fund”), managed by third-party investment management firms that are unaffiliated with the Adviser (each, an “Investment Manager”). For purposes of the Fund’s name and its below investment policy with respect to Investment Funds, the Fund excludes from the term hedge fund private funds that primarily invest in private equity, such as private equity funds and venture funds.

The Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in Investment Funds. The Fund will provide Shareholders with at least 60 days prior notice of any change in the policy.

The Fund may utilize targeted allocations for purposes of determining how to pursue its investment strategies. The targeted allocations will vary depending on a variety of factors, including current market conditions, and the Fund may alter its targeted allocations at any time.

The Fund seeks to implement its investment objective by investing in Investment Funds that will invest both long and short, in a wide range of “alternative” investment strategies, including Equity Hedge, Event Driven, Relative Value, and Macro strategies. The following generally summarizes these investment strategies. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Investment Managers.

1

SUMMARY OF TERMS

Equity Hedge: Investment Funds that pursue an equity hedge investment strategy maintain positions both long and short, in primarily equity and equity derivative securities. A wide variety of investment processes can be employed to arrive at an investment decision, including both quantitative and fundamental techniques. Strategies can be broadly diversified or narrowly focused on specific sectors and can range broadly in terms of levels of net exposure, leverage employed, holding period, concentrations of market capitalizations and valuation ranges of typical portfolios. Investment Funds’ pursuing an equity hedge strategy would typically maintain at least 50% exposure to, and may in some cases be entirely invested in, equities, both long and short.

Event Driven: Investment Funds that pursue an event driven investment strategy generally maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. The Investment Funds may hold security types ranging from the most senior in the capital structure to most junior or subordinated, and may involve additional derivative securities. Event driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment Funds that pursue an event driven strategy are typically based on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure.

Relative Value: Investment Funds that pursue a relative value investment strategy maintain positions where the investment thesis is predicated on realization of a valuation discrepancy in the relationship between multiple securities. Investment Funds pursuing a relative value strategy employ a variety of fundamental and quantitative techniques to establish investment theses, and security types range broadly across equity, fixed income, derivative or other security types. Fixed income strategies are typically quantitatively driven to measure the existing relationship between instruments and, in some cases, identify attractive positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the Investment Manager. Relative value positions may be involved in corporate transactions also, but as opposed to event driven exposures, the investment thesis is predicated on realization of a pricing discrepancy between related securities, instead of to the outcome of the corporate transaction.

Macro: Investment Funds that pursue a macro investment strategy trade a broad range of strategies where the investment process is predicated on movements in underlying economic variables and the impact these have on equity, fixed income, hard currency and commodity markets. Macro Investment Funds employ a variety of techniques, both discretionary and systematic analysis, combinations of top down and bottom up theses, quantitative and fundamental approaches and long and short term holding periods. Although some strategies employ relative value techniques, macro strategies are distinct from relative value strategies in that the primary investment thesis is based on predicted or future movements in the underlying instruments, rather than realization of a valuation discrepancy between securities. In a similar way, while both macro and equity hedge managers may hold equity securities, the overriding investment thesis is predicated on the impact movements in underlying macroeconomic variables may have on security prices, as opposed to equity hedge, in which the fundamental characteristics of the company are the most significant and integral to the investment thesis.

Potential for Investment in Other Strategies. The Adviser may seek to identify and exploit new strategies and sub‑strategies that it believes may generate attractive long-term risk-adjusted returns, and may invest in Investment Funds utilizing any number of strategies. The foregoing list of strategies is not intended to be exhaustive and it is anticipated that the different types of strategies employed by the Investment Managers will evolve over time. The Adviser will

2

SUMMARY OF TERMS

implement and incorporate new strategies or a combination of strategies in a manner it deems advisable from time to time.

Many Investment Funds may have exposure to more than one alternative investment strategy or may have characteristics of more than one alternative investment strategy. Accordingly, there is a wide degree of discretion in how a particular Investment Fund is categorized or in how its capital is allocated among alternative investment strategies in reports compiled by the Adviser. Decisions on how to most appropriately characterize an Investment Fund are made by the Adviser in its sole discretion.

Investment Program
The Fund may allocate its assets among registered and unregistered Investment Funds. It is expected that the Investment Funds in which the Fund invests will not be registered under the 1940 Act and as such will not provide the same types of protections afforded by the 1940 Act, including the limitations on leverage and borrowing, independent board oversight and the limitations on affiliated transactions. The Fund may invest in Investment Funds offered as private funds in the United States that are not subject to substantial regulation in other countries as well as Investment Funds that are subject to substantial regulation such as UCITS funds based in the European Union and that adhere to the European Union Undertakings for Collective Investment in Transferable Securities as implemented by the jurisdiction where the Investment Fund is based.

Investment Manager Selection Process. GCMLP evaluates and monitors each Investment Manager to determine whether its investment program is consistent with the Fund’s investment objectives and whether its investment performance is satisfactory in the context of its chosen investment strategy. The Fund’s assets may be reallocated among Investment Managers, existing Investment Managers may be terminated and additional Investment Managers selected. (See “Summary of Terms—Management.”)

The Fund limits its investment position in any one Investment Fund to less than 5% of the Investment Fund’s outstanding voting securities, absent an order of the Securities and Exchange Commission (the “SEC”) (or assurances from the SEC staff) under which the Fund’s contribution and withdrawal of capital from an Investment Fund in which it holds 5% or more of the outstanding voting securities will not be subject to various 1940 Act prohibitions on affiliated transactions. The Fund does not have an order from the SEC permitting any affiliated transactions, and the Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions. However, to, for example, facilitate investments in smaller Investment Funds deemed attractive by GCMLP, the Fund may purchase non‑voting securities of, or irrevocably waive its right to vote some or all of its interests in, Investment Funds. Although the Fund may hold non‑voting interests, the 1940 Act and the rules and regulations thereunder may nevertheless require the Fund to limit its position in any one Investment Fund, such that the Fund’s investments (aggregated with the investments of other affiliates of the Adviser) in an Investment Fund will not equal or exceed 25% of the Investment Fund’s assets, or such other percentage limit as may be determined by the Fund in consultation with its counsel. These restrictions may be changed by the board of trustees of the Fund (“Board of Trustees”), subject to limitations of applicable laws, rules or interpretations thereof.

Investment Fund Investment Practices. Unregistered private investment funds typically provide greater flexibility than traditional investment funds (e.g., registered investment companies) as to the types of investments that may be owned, the types of trading strategies that may be employed, and in some cases, the amount of leverage that may be used. The Investment Managers utilized by the Fund may invest and trade in a wide range of instruments and markets and may pursue various investment strategies.

The Investment Managers may use various investment techniques for hedging and non‑hedging purposes. For example, an Investment Manager may sell securities short and purchase and sell options and futures contracts and engage in other derivative transactions, subject to

3

SUMMARY OF TERMS

certain limitations described elsewhere in this Prospectus. Investing in derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments and, in a down market, derivative instruments could become harder to value or sell at a fair price. The use of these techniques may be an integral part of an Investment Manager’s investment program, and involve certain risks. The Investment Managers may use leverage, which also entails risk. (See “Types of Investments and Related Risk Factors.”) The Investment Funds in which the Fund invests are not subject to the investment restrictions of the Fund and, unless registered under the 1940 Act, are not subject to any of the investment limitations imposed by the 1940 Act.

An investment in the Fund involves substantial risks and no assurance can be given that the Fund will achieve its investment objectives.

Potential Benefits of Investing in the Fund
By investing in the Fund, Shareholders gain access to Investment Managers whose services are not typically available to the general investing public, whose Investment Funds may be closed from time to time to new Shareholders or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. The Fund provides Shareholders the opportunity to participate in the investment programs of a professionally selected cross-section of Investment Managers without being subject to the high minimum investment requirements those Investment Managers typically would impose on Shareholders.

In addition to the potential benefits associated with the Investment Managers’ individual investment strategies, the Fund offers the potential benefit of asset allocation among a carefully selected group of Investment Managers, which may reduce the volatility inherent in a direct investment with any single Investment Manager.

The potential benefits of investing in the Fund must be weighed against the risks involved. (See “Types of Investments and Related Risk Factors” and “Additional Risk Factors.”)

Borrowings
The Fund may borrow money on a secured or unsecured basis for certain purposes, such as to address timing mismatches between inflows and outflows of capital to and from the Fund in connection with (i) investor subscriptions and repurchases/withdrawals, (ii) the Fund’s investment activities; and (iii) the payment of fees, expenses and other obligations of the Fund in the ordinary course of business.

The Fund may not borrow for longer-term, strategic investment purposes or to generate out‑sized returns. All interest and other fees charged under any line of credit or other borrowing arrangements will be paid by the Fund, as applicable. If the cash flows of the Fund are insufficient to meet required payments on a line of credit or other borrowing arrangements, the Fund could be forced to liquidate investments in Investment Funds at times or in amounts that are not advantageous to the Fund.

Risk Factors
The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s investment objectives will be achieved. The Fund’s performance depends upon the performance of the Investment Funds in which the Fund invests, and GCMLP’s ability to select, allocate and reallocate effectively the Fund’s assets among them. Many factors will affect the performance of such Investment Funds. The value of an investment in the Fund will fluctuate with changes in the values of the Fund’s investments. (See “Types of Investments and Related Risk Factors.”)

An investment in the Fund involves the following general risks:

•
Economic and market conditions and factors may materially adversely affect the value of the Fund’s investments.

•
The possible failure of the investment strategies, techniques and practices employed by one or more Investment Managers.

4

SUMMARY OF TERMS

•
Shareholders will bear all expenses of the Fund, subject to an expense limitation and reimbursement agreement between the Adviser and the Fund, in addition to fees and expenses associated with the Fund’s investment in the Investment Funds.

•
Investing in the Fund can result in loss of invested capital. Use of leverage, short sales and derivative transactions by Investment Managers, among other things, can result in significant losses to the Fund. (See “Types of Investments and Related Risk Factors—Leverage.”)

•
The Fund invests in Investment Funds that may not have diversified investment portfolios, thereby increasing investment risk. Furthermore, the Fund’s investment in a limited number of Investment Funds could result in greater volatility than if it invested in a broader range of Investment Funds.

•
There are special tax risks associated with an investment in the Fund, including the potential tax risks of investments in limited partnerships and/or the potential failure to meet the Subchapter M tests. (See “Taxes.”)

•
Most U.S. pension and profit sharing plans, individual retirement accounts and other tax‑advantaged retirement funds are subject to provisions of the Code, ERISA or both, which may be relevant to a decision as to whether such an investor should invest in the Fund. There may, for example, be issues as to whether such an investment is prudent or whether it results in prohibited transactions. Prospective investors should consult with their own independent legal counsel before investing in the Fund.

•
Cybersecurity breaches may allow an unauthorized party to gain access to the Fund’s assets, customer data, or proprietary information, or cause the Fund and/or its service providers to suffer data corruption or lose operational functionality. Additionally, cybersecurity breaches can also be carried out in a manner that does not require gaining unauthorized access, such as denial‑of‑service attacks on service providers’ systems or websites rendering them unavailable to intended users or via “ransomware” that renders systems inoperable until appropriate actions are taken.

•
Operational risk may arise from human error, error by third parties, communication errors, or technology system failures, among other causes.

•
A widespread health crisis, such as a global pandemic, has and could continue to cause substantial business interruptions, market volatility, exchange trading suspensions and closures, impact the ability to complete Fund repurchases, Investment Fund redemptions, and affect Fund performance. The impact of health crises, epidemics or pandemics that may arise in the future, could adversely affect the global economy in ways that cannot necessarily be foreseen.

•
The Federal Reserve has increased substantially interest rates to combat inflationary pressures following a very long period of historically low interest rates. Rising and/or continuing high interest rates may slow economic activity, including triggering a recession, which could expose fixed-income and related markets to heightened volatility and could cause the value of the Fund’s investments, and the Fund’s net asset value (NAV), to decline, potentially suddenly and significantly.

•
There is a risk of inflation, which is the risk that the present value of assets or income from investments will be less in the future. Inflation rates may change frequently and drastically as a result of factors, such as unexpected shifts in the domestic or global economy, and the Fund’s investments may be affected, which may reduce the Fund’s performance. Further, inflation may lead to the rise in interest rates, which may negatively affect the value of debt instruments held by the Fund’s investments, resulting in a negative impact on the Fund’s performance. Inflation has accelerated and inflation risk is elevated compared to normal conditions because of, among other things, recent monetary policy measures and the current interest rate environment. Inflation risk may

5

SUMMARY OF TERMS

continue for an extended period and may affect adversely the value and liquidity of the Fund’s investments. In addition, efforts to curb inflation may result in economic slowdown, or recession, and there is a related risk that pressures from stagnant economic growth and inflation together can result in a circumstance referred to as stagflation, where purchasing power declines and economic activity and employment slow, with resulting negative impact on securities and other markets.

•
The United States government may introduce changes in certain policies, including proposals relating to the regulation/deregulation of certain entities in the financial markets and the reversal or repeal of numerous existing rules and regulations. Additionally, the United States is renegotiating many of its global trade relationships and has imposed or threatened to impose significant import tariffs, trade restrictions and sanctions, currency restrictions, or similar actions (or retaliatory measures may result in response to such actions), which could lead to price volatility, inflation, declines in investor and consumer confidence, reductions in international trade, unemployment, and overall declines in U.S. and global investment markets. These actions may also have consequences that cannot now be foreseen, potentially creating a climate of uncertainty in the marketplace, which may adversely affect all economies and reduce the availability or value of investments and Fund performance.

•
Geopolitical instability may have meaningful negative impacts on global economies, commodities and commerce, inflation and employment. Such instability has impacted, and may continue to impact, global trade and has led to energy market volatility, supply chain disruptions, and operational hazards in certain regions, such as the Middle East and Red Sea region. Military actions have impacted, and may continue to impact, shipping lanes such as the Black Sea and the Strait of Hormuz, cause rising insurance costs and fuel costs, potential impairment of assets arising from sanctions on certain countries, and global inflationary pressures. The impact of geopolitical tensions and military actions are uncertain and not subject to prediction.

    Shares are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer. (See “Additional Risk Factors,” “Redemptions, Repurchases of Shares and Transfers” and “Taxes.”) Liquidity will be provided to Shareholders only through repurchase offers made from time to time by the Fund in the discretion of the Board of Trustees. There is no assurance that a Shareholder tendering Shares for repurchase in connection with a repurchase offer made by the Fund will have those Shares repurchased in that repurchase offer.

•
An investor who meets the conditions imposed by the Investment Managers, including minimum initial investment requirements that may, in many cases, be substantially higher than the minimum investment of the Fund, could invest directly in Investment Funds or with Investment Managers. By investing in the Investment Funds indirectly through the Fund, a Shareholder bears a pro rata portion of the asset-based fee and other expenses of the Fund and also indirectly bears a pro rata portion of the asset-based fees, performance-based compensation and other expenses borne by the Fund as an investor in Investment Funds.

6

SUMMARY OF TERMS

•   The fees and other expenses borne directly and indirectly by the Fund as an investor in Investment Funds may be higher than those of most other registered investment companies.

Investing in Investment Funds involves special risks, including the following:

•   Investment Funds generally will not be registered as investment companies under the 1940 Act. Therefore, the Fund, as an investor in Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies, such as mutual funds.

•   An Investment Fund may, in some cases, concentrate its investments in a single industry, group of related industries, asset class or strategy. This increases the sensitivity of such Investment Fund’s investment returns to economic factors affecting that industry, group of industries, asset class or strategy. However, the Fund will adhere to its own investment restrictions with respect to concentration when investing in Investment Funds. (See “Investment Policies and Restrictions.”) The Fund will consider the investments of underlying Investment Funds when determining compliance with its own concentration policy, to the extent the Fund has sufficient information about such investments. The Fund will make reasonable efforts to obtain information about concentration of such underlying investments.

•   An Investment Fund may experience a cybersecurity breach that could allow an unauthorized party to gain access to the Investment Fund’s assets, customer data, or proprietary information, or cause the Investment Fund and/or its service providers to suffer data corruption or lose operational functionality. Additionally, cybersecurity breaches can also be carried out in a manner that does not require gaining unauthorized access, such as denial-of-service attacks on service providers’ systems or websites rendering them unavailable to intended users or via “ransomware” that renders systems inoperable until appropriate actions are taken.

•   Operational risk may arise from human error, error by third parties, communication errors, or technology system failures, among other causes.

•   GCMLP’s inability to gauge (due to limited position-level transparency) on a “real time” basis the specific strategy-related and/or position-level risks associated with positions held by the Investment Funds in which the Fund invests. This could cause GCMLP to be unable at any given time to determine with precision, whether the Fund has achieved an adequate degree of diversification with respect to indirect overall hedged or directional positions, or the extent of its concentration risk or exposure to specific financial instruments, securities, markets or strategies through its investments in Investment Funds.

•   Liquidity restraints imposed by certain Investment Funds as well as other factors may make it impossible for GCMLP to take any meaningful actions designed to reduce or mitigate risk during periods of market crises or other challenging market environments before the Investment Funds (and the Fund) have incurred substantial losses. There can be no assurance GCMLP’s investment program and risk management process can successfully mitigate or reduce downside risk under any particular market condition (and, in particular, during adverse market conditions and challenging market environments).

•   GCMLP receives detailed information from each Investment Manager regarding its investment performance and investment strategy. GCMLP may have little or no means of independently verifying information provided by Investment Managers and thus, may not be able to ascertain whether Investment Managers are adhering to their disclosed investment strategies and their investment and risk management policies. An Investment

7

SUMMARY OF TERMS

Manager may use proprietary investment strategies that are not fully disclosed to GCMLP, which may involve risks that are not anticipated by GCMLP.

•
The Fund relies primarily on information provided by Investment Managers and/or their independent administrator in valuing its investments in Investment Funds. There is a risk that inaccurate valuations provided by Investment Managers and/or their independent administrator could indirectly adversely affect the value of Shares and the amounts Shareholders receive upon the repurchase of Shares. Because Investment Funds generally provide net asset value information on a monthly basis, and may not provide detailed information on their investment positions except on an annual basis, the Fund generally will not be able to determine the fair value of its investments in Investment Funds or its net asset value other than as of the end of each month and may not be able to verify valuation information given to the Fund by Investment Managers and/or their independent administrator.

•
Investment Managers typically charge asset-based management fees, and typically also are entitled to receive performance-based compensation. The Fund, as an investor in Investment Funds, will be subject to these fees and allocations, which will reduce the investment returns of the Fund. These fees and allocations are in addition to the Advisory Fee the Fund pays to the Adviser.

•
The performance-based compensation to Investment Managers may create an incentive for Investment Managers to make investments that are riskier or more speculative than those that might have been made in the absence of performance-based compensation. In addition, because performance-based compensation is generally calculated on a basis that includes unrealized appreciation of an Investment Fund’s assets, the allocation may be greater than if it were based solely on realized gains.

•
Each Investment Manager will receive any performance-based compensation to which it is entitled, irrespective of the performance of the other Investment Managers and the Fund generally. Accordingly, an Investment Manager with positive performance may receive performance-based compensation from the Fund, and thus indirectly from the Shareholders in the Fund, even if the Fund’s overall returns are negative.

•
Investment decisions for the Investment Funds are made by the Investment Managers independently of each other. As a result, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold by another Investment Fund. Consequently, the Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result.

•
The Fund expects it may purchase non-voting securities of an Investment Fund or waive some or all of its right to vote its securities with respect to Investment Funds. Consequently, in that situation, it may not be able to vote (or would have its vote limited) on matters that require the approval of the investors in the Investment Fund, including matters that could adversely affect the Fund’s investment in the Investment Fund.

•
The Fund may make additional investments in or effect withdrawals from Investment Funds only at certain specified times. The Fund may not be able to withdraw its investment in an Investment Fund promptly after it has made a decision to do so, which may result in a loss and adversely affect the Fund’s investment return.

•
Investment Funds may be permitted to distribute securities “in-kind” to investors making withdrawals of capital. Upon the Fund’s withdrawal of all or a portion of its interest in an Investment Fund, the Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would determine whether to attempt to liquidate the security, hold it in the Fund’s portfolio or distribute it to Shareholders in the Fund. In the event the Fund were to receive such securities from the Investment Fund, it would be required to dispose of such

8

SUMMARY OF TERMS

   securities either through liquidation or by distributing such securities to Shareholders in connection with a repurchase by the Fund of all or a portion of Shares of Shareholders.

•
Delays in Investment Manager reporting may delay reports to Shareholders.

In view of the risks of investing in Investment Funds and other risks noted above, as well as the risks described in “Types of Investments and Related Risk Factors” and “Additional Risk Factors” that are not summarized above, there can be no assurance that the Fund will achieve its investment objectives. Thus, an investment in the Fund should be considered a speculative investment and Shareholders should invest in the Fund only if they can sustain a complete loss of their investment. The potential benefits of investing in the Fund must be weighed against the risks involved.

No guarantee or representation is made that the investment program of the Fund or any Investment Manager will be successful, that the various Investment Managers selected will produce positive returns or that the Fund will achieve its investment objectives.

Management
The Board of Trustees has oversight responsibility over the management and operations of the Fund. Any vacancy on the Board of Trustees may be filled by the remaining trustees except to the extent the 1940 Act requires the election of trustees by Shareholders. A majority of the trustees are persons who are not “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser (the “Independent Trustees”). (See “Board of Trustees” and “Voting.”)

The Adviser
GCM Grosvenor L.P. (“GCMLP”) serves as the investment adviser of the Fund and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

GCMLP has provided investment management and advisory services for hedge fund investments since 1971. GCMLP and its affiliates (collectively, “GCM Grosvenor”) is a global alternatives investment firm that manages private equity, infrastructure, real estate, credit, absolute return strategies, and multi-asset class opportunistic investments.

The principal office of the Adviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611, and its telephone number is (312) 506-6500.

Pursuant to the investment advisory agreement between the Fund and the Adviser (the “Advisory Agreement”), the Adviser is responsible for providing all portfolio management and investment advisory services for the Fund. In consideration for the services provided under the Advisory Agreement, the Fund pays the Adviser a monthly fee of 0.045833% (0.55% on an annualized basis) of the net assets of the Fund determined as of the last business day of the month (prior to any withdrawal or distribution of capital during the month) (the “Advisory Fee”). The Advisory Fee is payable monthly in arrears on or before the thirtieth day of the following month. The Adviser also provides various management and administrative services to the Fund. These services include: providing office space and other support services to the Fund; compliance oversight; maintaining and preserving certain records of the Fund; preparing and filing various materials with state and federal regulators; oversight of preparation of financial statements and tax preparation information; supervising services provided by the Fund’s administrator, transfer agent and custodian; reviewing and arranging for payment of the Fund’s expenses; preparing communications and quarterly reports to Shareholders; coordinating the preparation of materials relating to meetings of the Board of Trustees and meetings of Shareholders; and investment of the cash reserves of the Fund.

Administrator and Transfer Agent
The Fund has retained BNY Mellon Investment Servicing (U.S.) Inc. (the “Administrator and Transfer Agent”) to provide accounting and certain administrative and investor services to the Fund, including fund accounting, investor accounting, and taxation services and to act as the registrar and transfer agent for the Fund’s Shares. In consideration of these services, the Fund pays an asset based fee equal to four and a half basis points per annum and an annual charge based on the number of Shareholders in the Fund to the Administrator and Transfer

9

SUMMARY OF TERMS

Agent. The Administrator and Transfer Agent’s principal business address is 103 Bellevue Parkway, Wilmington, Delaware 19809.
Fees and Expenses

The Adviser generally bears all of its own expenses incurred in providing services to the Fund, except that the Fund reimburses the Adviser for certain out-of-pocket costs and expenses incurred in connection with the operation of the Fund. Any such costs and expenses will not exceed 0.05% per annum of the Fund’s average month-end net assets. The Fund is not directly obligated to pay any of the Adviser’s overhead.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees or pay or absorb expenses of the Fund, to the extent necessary to limit the ordinary operating expenses of each class of the Fund to 0.80% per annum of the Fund’s average monthly net assets attributable to such class (the “Expense Limitation”) not including the Advisory Fee, investment-related costs and expenses (which includes Investment Fund fees and expenses), taxes, interest and related costs of borrowing, brokerage commissions, payments to certain financial intermediaries for providing servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund, the Distribution and Service Fees for Class A Shares (described below), and any extraordinary expenses of the Fund. In consideration of the Adviser’s agreement to limit the Fund’s expenses, each class of the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the time the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts. Recoupment will be made as promptly as possible, but will be limited to, after giving effect to the recoupment amount, the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment.

The Expense Limitation Agreement will remain in effect until July 31, 2027 and will terminate unless renewed by the Adviser. (See “Fees and Expenses.”)

In connection with Class A Shares of the Fund, under a plan adopted in accordance with Rule 12b-1 under the 1940 Act (“Class A Plan”), the Fund pays the Distributor or a designee a distribution and/or service fee equal to 0.75% per annum of the aggregate net asset value of the Fund’s Class A Shares outstanding, determined as of the last calendar day of each month (“Distribution and Service Fee”). The Distribution and Service Fee is payable monthly. Because this fee is paid out of Class A’s assets on an on-going basis, over time this fee will increase the cost of a Class A Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges. The Distributor or designee may transfer or re-allow all or a portion of the Distribution and Service Fee to certain intermediaries. The Adviser also may pay a fee out of its own resources to intermediaries. (See “Purchasing Shares—The Distributor.”) Class I Shares are not subject to a distribution or service fee.

Class A Shares and Class I Shares are subject to different fees and expenses.

The Fund bears its own expenses not otherwise borne by the Adviser, including, but not limited to: all investment related expenses (including, but not limited to, fees paid directly or indirectly to the Investment Managers), all costs and expenses directly related to portfolio transactions and positions such as the Fund’s investments, including its investments in Investment Funds, transfer taxes and premiums, taxes withheld on foreign dividends; any interest and borrowing related costs and expenses; fees and disbursements of any attorneys and accountants engaged on behalf of the Fund; audit and tax preparation fees and expenses; administrative expenses and fees; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; the Advisory Fee payable to the Adviser; fees and travel-related expenses of the Board members who are not employees of the Adviser or any affiliate of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any

10

SUMMARY OF TERMS

custodian or other agent; reports to Shareholders; coordinating the preparation of materials relating to meetings of the Board of Trustees and meetings of Shareholders; and investment of the cash reserves of the Fund.

Certain financial intermediaries that maintain accounts for the benefit of their customers and provide servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund are compensated by the Fund at the level of 0.10% per annum for such services.

Conflicts of Interest
The investment activities of the Adviser, the Investment Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest which may disadvantage the Fund. (See “Conflicts of Interest.”)

The Distributor
GRV Securities LLC (the “Distributor”), which is an affiliate of the Adviser, presently acts as the distributor for the Fund and bears its own costs associated with its activities as Distributor. The Distributor is not compensated by the Fund for such services. The Distributor may retain selling agents (the “Selling Agents”) and arrange for distribution of the Fund through Intermediary Platforms and may compensate the Selling Agents for their services. The Fund does not bear any of the costs associated with these compensation arrangements except in accordance with the Class A Plan. Financial intermediaries may impose fees, terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions imposed by the Fund.

The Adviser (or one of its affiliates) may pay from its own resources (which may include revenue from advisory services) additional compensation or commissions, either at the time of sale or on an ongoing basis, to intermediaries for sales of Fund Shares by such intermediaries and for ongoing investor servicing. (See “Purchasing Shares—The Distributor.”)

In connection with the Class A Plan, the Fund pays the Distributor or a designee a distribution and/or service fee equal to the Distribution and Service Fee. The Distribution and Service Fee is payable monthly. Because this fee is paid out of Class A’s assets on an on-going basis, over time this fee will increase the cost of a Class A Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges. The Distributor or designee may transfer or re-allow all or a portion of the Distribution and Service Fee to certain intermediaries.

Purchasing Shares
Shares may be purchased at the Fund’s net asset value. The minimum initial investment is $25,000. The minimum subsequent investment is $1,000. In certain instances, the Fund may, as determined by the Board of Trustees, waive the minimum initial investment amount or subsequent minimum investment amounts (See “Purchasing Shares—Purchase Terms”).

While neither the Fund nor the Distributor imposes a sales charge on Class A Shares or Class I Shares, if you buy Class A Shares or Class I Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine and they may impose terms and conditions on their customers’ accounts and investments in the Fund that are in addition to the terms and conditions imposed by the Fund. Investors should direct any questions regarding any transaction or other fees to the relevant financial intermediary.

The Fund may accept initial and additional purchases of Shares as of the first day of each month. The Board of Trustees has authorized the Adviser to offer Shares more or less frequently. All purchases are subject to the receipt of cleared funds prior to the applicable purchase date in the full amount of the purchase, although the Adviser may accept, in its sole discretion, a purchase prior to receipt of cleared funds. The investor must also submit a completed investor application document, in good order, before the applicable purchase date. The Board of Trustees reserves the right to reject any purchase of Shares and may, in its sole discretion, suspend sales of Shares at any time. Shares of a class of the Fund in which a Shareholder is no longer eligible to participate may be converted into Shares of a class of the Fund in which the Shareholder is eligible to participate. Any such Shareholder will receive prior notice of the

11

SUMMARY OF TERMS

proposed conversion. Any such conversion will occur at the respective net asset values of the share classes as of the effective date of such conversion without the imposition of any charge.

Class A shares are eligible for purchase by investors through brokerage accounts maintained with intermediaries. Class I shares are eligible for purchase by individual investors and institutions purchasing Class I shares through a financial intermediary or platform that has entered into a servicing or selling agreement with the Distributor and where such investor compensates such intermediary directly through means of a managed account program, wrap account or similar arrangement, or from the Distributor directly.

Shareholder Eligibility
Shares are being offered only to investors that are “Eligible Investors.” Currently, Eligible Investors include investors who are customers or clients of the Distributor or Selling Agents, as authorized by the Distributor. In addition, financial intermediaries may impose additional criteria for investor eligibility.

Shareholders who purchase additional Shares are required to meet the foregoing eligibility criteria at the time of the additional purchase. The relevant investor qualifications are set forth in the investor application documents, as supplemented by the Selling Agents, and must be completed by each prospective Shareholder. Shares may not be purchased by nonresident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, all as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Shareholder Suitability
An investment in the Fund involves substantial risks and is not necessarily suitable for all Eligible Investors. You may lose some or all of your investment in the Fund. Before making a decision to invest in the Fund, you should consider whether the investment is consistent with your investment goals and needs and your personal financial situation, considering such factors as personal net worth, income, age, risk tolerance and liquidity needs.

The Fund is not expected to generate “unrelated business taxable income” (“UBTI”), for Shareholders subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or other tax-exempt Shareholders unless such a Shareholder incurs acquisition indebtedness in connection with its investment in the Fund.

Transfer Restrictions
Shares held by Shareholders may be transferred only under certain limited circumstances, with the written consent of the Board of Trustees or its delegate (which may be withheld in its sole discretion and is granted, if at all, only under extenuating circumstances). A Shareholder who transfers Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. (See “Redemptions, Repurchases of Shares and Transfers—Transfers of Shares.”)

Redemptions and Repurchases of Shares by the Fund
Shares are not redeemable and a Shareholder has no right to require the Fund to redeem its Shares. The Fund will from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. Repurchase offers will be made at such times and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that generally it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders four times each year, effective as of the last day of each calendar quarter. The Board of Trustees will also consider the following factors, among others, in making this determination: (i) whether any Shareholders have requested that the Fund repurchase their Shares; (ii) the liquidity of the Fund’s assets; (iii) the investment plans and working capital requirements of the Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing Shares; and (vi) the economic condition of the securities markets. (See “Redemptions, Repurchases of Shares and Transfers—No Right of Redemption” and “—Repurchases of Shares.”)

12

SUMMARY OF TERMS

If a repurchase offer is oversubscribed by Shareholders who tender their Shares for repurchase (in other words, if the amount of Shares tendered exceeds the amount that the Fund has offered to repurchase), the Fund will repurchase only a pro rata portion of the Shares tendered, unless the offer to repurchase Shares in the Fund is increased and extended. In addition, a Shareholder who tenders for repurchase only a portion of such Shareholder’s Shares will be required to continue to own Shares having a net asset value not less than $10,000, or such lesser amount as may be established by the Board of Trustees. In the event that a Shareholder’s investment falls below the required minimum due to the repurchase by the Fund of Shares on a pro rata basis, the Fund shall waive the required minimum amount.

Additionally, the Fund will only repurchase securities in accordance with Rule 13e-4 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Mandatory redemptions will not discriminate unfairly against any Shareholder and, in the event that less than all of the Shares are redeemed, the redemptions will occur on a pro-rata basis, or in such other manner as it will not discriminate unfairly against any Shareholder.

The Fund will repurchase Shares at the net asset value determined as of the valuation date, which is generally expected to be the last day of each calendar quarter. It is expected that the Fund will determine the net asset value per Share as of the valuation date within thirty days after the valuation date.

Taxation
The Fund has elected to be treated, and expects each year to qualify, as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). For each taxable year that the Fund so qualifies, the Fund will not be subject to federal income tax on that part of its taxable income that it distributes to Shareholders. Taxable income consists generally of net investment income and net capital gains.

The Fund will distribute substantially all of its net investment income and net capital gains to Shareholders. Distributions from net investment income and net short-term capital gain generally will be taxable as ordinary income to the Shareholders, but long-term capital gain distributions paid by the Fund will be taxable to Shareholders as long-term capital gain. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform Shareholders of the amount and character of the distributions to Shareholders. (See “Distribution Policy.”)

Subchapter M of the Code imposes strict requirements for the diversification of a RIC’s investments, the nature of a RIC’s income and the distribution and timely reporting of income and gains. (See “Taxes.”)

In order to satisfy these requirements, the Fund will invest primarily in a portfolio of private investment funds, including both (i) private investment funds organized outside of the United States that are classified as corporations for U.S. tax purposes and are expected to be treated as passive foreign investment companies (“PFICs”) and (ii) private investment funds that are classified as partnerships for U.S. federal income tax purposes. With respect to the Fund’s investments in partnerships, the Fund will be treated as receiving its proportionate share of each item of gross income earned by the partnership and must look through to the character of such items of gross income earned by the partnership, both for purposes of the tax treatment of specific investments made by such partnerships and in applying the RIC qualifying income test. Income derived by the Fund from an investment in a partnership is treated as qualifying income for RIC purposes only to the extent such income is attributable to items of partnership income that would be qualifying income if received directly by the Fund. Similarly, the Fund would look through the partnership to the partnership’s underlying assets for purposes of analyzing the Fund’s asset diversification. The Fund will need to closely monitor its investments in funds that are treated as partnerships in order to assure the Fund’s compliance with Subchapter M requirements.

13

SUMMARY OF TERMS

Distributions and Dividend Reinvestment
Distributions will be paid at least annually on the Shares in an amount representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor requiring routine distributions of income.

Each Shareholder will automatically be a participant under the Fund’s Dividend Reinvestment Plan (“DRP”) and have all income dividends and/or capital gains distributions automatically reinvested in Shares. Election not to participate in the DRP and to receive all income dividends and/or capital gain distributions, if any, in cash may be made by notice to the Fund or to a Shareholder’s broker or other intermediary (who should be directed to inform the Fund).

ERISA Plans	Entities subject to ERISA may purchase Shares provided they meet certain qualifications. (See “ERISA Considerations.”)

Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.

Reports to Shareholders
The Fund furnishes to Shareholders as soon as practicable after the end of each calendar year, information on IRS Form 1099 as is required by law to assist the Shareholders in preparing their tax returns. The Fund sends to Shareholders unaudited semi-annual and audited annual reports no later than 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act or other applicable law. Shareholders may also receive interim reporting regarding the Fund. Any Shareholder may request from the Adviser an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month.

The Fund’s semi-annual and annual reports contain financial statements that provide important information regarding the operations of the Fund, its investments and its investment performance. Prospective Shareholders should obtain and review the Fund’s most recent annual report and, if more recent, the Fund’s latest semi-annual report, before investing.

Fiscal Year	For accounting purposes, the Fund’s fiscal year is the 12-month period ending March 31. The 12-month period ending September 30 of each year is the taxable year of the Fund.

Custodian	The Bank of New York Mellon serves as custodian for the assets of the Fund.

Independent Registered Public Accounting Firm	PricewaterhouseCoopers LLP serves as the independent registered public accounting firm of the Fund.
*   *   *

14

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees of each class of Shares of the Fund that Shareholders can expect to bear. Capitalized terms used in this Summary of Fund Expenses shall have the meanings set forth below.

	Class I Shares	Class A Shares
Shareholder Transaction Expenses
Sales Load (as a percentage of the offering price per Share) (1)	None	None

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	0.55%	0.55%
Distribution and Servicing (12b-1) Fees(2)	None	0.75%
Other Expenses(3)	0.80%	0.87%
Acquired Fund Fees and Expenses(4)	5.60%	5.60%

Total Annual Expenses	6.95%	7.77%

Expense Limitation Agreement Reimbursement(5)	0.00%	0.00%

Net Annual Expenses After Expense Limitation	6.95%	7.77%

(1)
The Distributor acts as distributor for the Fund’s Shares and serves in that capacity on a best-efforts basis, subject to various conditions. While neither the Fund nor the Distributor imposes a sales charge on Class A Shares or Class I Shares, for investors that purchase Class A Shares or Class I Shares through certain financial intermediaries, those financial intermediaries may directly charge investors transaction or other fees in such amount as they may determine.

(2)
In connection with Class A Shares of the Fund, the Fund pays a Distribution and Service Fee equal to 0.75% per annum of the aggregate net asset value of the Fund’s Class A Shares outstanding, determined as of the last calendar day of each month. The Distribution and Service Fee is payable monthly. Because this fee is paid out of Class A’s assets on an on-going basis, over time this fee will increase the cost of a Class A Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges. The Distributor may pay all or a portion of the Distribution and Service Fee to certain intermediaries that sell Shares of the Fund or provide investor services and/or administrative assistance to Shareholders.

(3)	Based on expenses for the fiscal year ended March 31, 2026. Includes the Fund’s expenses (other than the Advisory Fee and Distribution Fee).

(4)
The acquired fund fees and expenses (AFFE) are the expenses indirectly incurred by the Fund as a result of the Fund’s anticipated investments in the underlying Investment Funds. AFFE are based on historic earnings of the Investment Funds, which may (and which should be expected to) change substantially over time and, therefore, significantly affect the Acquired Fund Fees and Expenses line item. In addition, the Investment Funds held by the Fund will change, which further impacts the calculation of AFFE. Generally, management fees payable to Investment Managers of the Investment Funds will range from 0% to 2.5% (annualized) of the average net asset value of the Fund’s investment in such Investment Funds. In addition, most Investment Managers charge incentive compensation based on a percentage of the appreciation of the applicable Investment Fund over a specific performance period. Such percentage typically ranges from 15% to 25% although it is possible that such range may be exceeded for certain Investment Managers. AFFE in the future may be substantially higher or lower because the performance fees paid to some Investment Managers may fluctuate over time. The amounts charged by the underlying Investment Funds are not paid to the Adviser and represent the costs incurred indirectly by investing in the Investment Funds. The “Total Annual Expenses” line item disclosed above will differ significantly from the ratio of expenses to average net assets (i.e., the Fund’s expense ratio) that is included in the financial statements in the Fund’s annual report because (a) the Fund’s financial statements will depict the Fund’s expenses and (b) the Fund’s financial statements will not include the portion of Acquired Fund (Investment Fund) Fees and Expenses that represent costs incurred at the Investment Fund level, as required to be disclosed in the above table.

(5)
As described below, the Fund is subject to an Expense Limitation Agreement with the Adviser. Under the terms of the Expense Limitation Agreement, the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees or pay or absorb expenses of the Fund to the extent necessary to limit the ordinary operating expenses of the Fund to 0.80% per annum of the Fund’s average monthly net assets attributable to such class (the “Expense Limitation”) not including the Advisory Fee, investment-related costs and expenses (which includes Investment Fund fees and expenses), taxes, interest and related costs of borrowing, brokerage commissions, payments to certain financial intermediaries for providing servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund, the Distribution and Service Fee for Class A Shares, and any extraordinary expenses of the Fund. In consideration of the Adviser’s agreement to limit the Fund’s expenses, each class of the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the time in which the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts. Recoupment will be made as promptly as possible, but will be limited to, after giving effect to the recoupment amount, the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment. The Expense Limitation Agreement will remain in effect until July 31, 2027, and will terminate unless renewed by the Adviser.

The purpose of the table above and the following examples is to assist prospective Shareholders in understanding the various costs and expenses Shareholders in the Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of the Fund, see “The Adviser,” “Fees and Expenses” and “Administrator and Transfer Agent.”

15

SUMMARY OF FUND EXPENSES

The following Example assumes (i) a $1,000 investment in Class A Shares and Class I Shares for the time periods indicated, (ii) a 5.00% return each year, and (iii) that the operating expenses of Class A Shares and Class I Shares remain the same.
Although actual costs may be higher or lower, based on the foregoing assumptions, a prospective Shareholder would pay the following expenses if the Shareholder holds or tenders for repurchase its Shares in full at the end of those periods:

EXAMPLE
	1 Year	3 Years	5 Years	10 Years

Class A Shares	$80	$251	$440	$1,001
Class I Shares	$71	$224	$393	$895
The examples above are based on the fees and expenses of the Fund set forth above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5% return assumed in the examples.

16

FINANCIAL HIGHLIGHTS

The information contained in the tables below is intended to facilitate the understanding of the Fund’s financial performance and sets forth selected information derived from the financial statements contained in the Fund’s annual report for the fiscal years ended March 31, 2020, March 31, 2021, March 31, 2022, March 31, 2023, March 31, 2024, March 31, 2025, and March 31, 2026 with respect to Class A and for the fiscal period ended March 31, 2019, and for the fiscal years ended March 31, 2020, March 31, 2021, March 31, 2022, March 31, 2023, March 31, 2024, March 31, 2025, and March 31, 2026 with respect to Class I (the “Annual Report”) which has been audited by PricewaterhouseCoopers LLP (“PwC”), the Fund’s independent registered public accounting firm. PwC’s report, along with the Fund’s financial statements, are included in the Annual Report. The Annual Report is incorporated by reference into this Prospectus. The Fund’s annual and semi-annual reports and the financial statements contained therein, have been filed with the SEC and are available upon request and without charge by visiting the SEC’s website (http://www.sec.gov) or by writing to the Fund at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 or by calling the Fund at (877) 355-1469.

				Class A
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2020
Per Share operating performance: *
Net asset value per Share, beginning of year/period	$887.60	$917.85	$847.81	$868.98	$983.90	$927.66	$1,000.00
Income/(loss) from investment operations:
Net investment loss	(19.33)	(18.24)	(16.60)	(15.65)	(18.29)	(21.46)	(20.93)
Net realized and unrealized gain/(loss) from investment operations	100.42	70.77	127.02	(5.52)	(50.40)	138.14	(51.41)

Total income/(loss) from investment operations	81.09	52.53	110.42	(21.17)	(68.69)	116.68	(72.34)

Distributions to Shareholders from net investment income	(103.18)	(82.78)	(40.38)	—	(46.23)	(60.44)	—

Net asset value per Share, end of year/period	$865.51	$887.60	$917.85	$847.81	$868.98	$983.90	$927.66

Ratios to average Net Assets: (a)
Net investment loss – net of expense limitation reimbursement (b)	(2.12%)	(1.98%)	(1.87%)	(1.83%)	(1.90%)	(2.18%)	(2.30%)

Expenses – gross of expense limitation reimbursement (b)	2.17%	2.15%	2.07%	1.93%	1.90%	2.18%	2.39%

Expenses – net of expense limitation reimbursement (b)	2.17%	2.15%	2.07%	1.93%	1.90%	2.18%	2.39%

Total return (c)	9.26%	5.70%	13.35%	(2.44%)	(7.32%)	12.59%	(7.23%)

Net Assets, end of year/period ($000)	$64,083	$60,966	$62,719	$90,597	$138,306	$146,753	$82,316

*	Based on Shares outstanding at the end of each month.

17

FINANCIAL HIGHLIGHTS

(a)	Average Net Assets is determined by using the net assets as of the first day of the fiscal year and at the end of each month during the period.

(b)	Ratio does not reflect the Fund’s proportionate share of the net income (loss) and expenses, including incentive fees or allocations, of the Investment Funds.

(c)
Total return is based on the combination of changes in the net asset value per Share and the effect of reinvested dividend income and reinvested capital gains distributions, if any, at the average price paid per Share at the time of reinvestment.

	Class I
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2020	November 1, 2018 (commencement of operations) through March 31, 2019**
Per Share operating performance: *
Net asset value per Share, beginning of year/period	$966.30	$984.46	$899.35	$914.47	$1,024.96	$956.24	$1,022.97	$1,000.00
Income/(loss) from investment operations:
Net investment loss	(12.99)	(11.54)	(10.08)	(9.46)	(11.16)	(13.56)	(13.65)	(5.59)
Net realized and unrealized gain/(loss) from investment operations	109.75	76.16	135.57	(5.66)	(53.10)	142.72	(53.08)	28.56

Total income/(loss) from investment operations	96.76	64.62	125.49	(15.12)	(64.26)	129.16	(66.73)	22.97

Distributions to Shareholders from net investment income	(103.18)	(82.78)	(40.38)	—	(46.23)	(60.44)	—	—

Net asset value per Share, end of year/period	$959.88	$966.30	$984.46	$899.35	$914.47	$1,024.96	$956.24	$1,022.97

Ratios to average Net Assets: (a)
Net investment loss – net of expense limitation reimbursement (b)	(1.30%)	(1.16%)	(1.07%)	(1.05%)	(1.11%)	(1.32%)	(1.43%)	(1.46%)

Expenses – gross of expense limitation reimbursement (b)	1.35%	1.33%	1.27%	1.15%	1.11%	1.32%	1.52%	8.75%

Expenses – net of expense limitation reimbursement (b)	1.35%	1.33%	1.27%	1.15%	1.11%	1.32%	1.52%	1.51%

Total return (c)	10.16%	6.56%	14.28%	(1.65%)	(6.58%)	13.53%	(6.52%)	2.30%

Net Assets, end of year/period ($000)	$64,392	$87,638	$90,199	$122,398	$196,808	$209,511	$153,732	$24,667

*	Based on Shares outstanding at the end of each month.

**
The ratios, excluding portfolio turnover rate and total return, for this period have been annualized. All non-recurring expenses, including those related to the organization of the Fund have not been annualized.

(a)	Average Net Assets is determined by using the net assets as of the first day of the fiscal year and at the end of each month during the period.

(b)	Ratio does not reflect the Fund’s proportionate share of the net income (loss) and expenses, including incentive fees or allocations, of the Investment Funds.

(c)
Total return is based on the combination of changes in the net asset value per Share and the effect of reinvested dividend income and reinvested capital gains distributions, if any, at the average price paid per Share at the time of reinvestment.

18

FINANCIAL HIGHLIGHTS

Portfolio Turnover

	Class A
	2026	2025	2024	2023	2022	2021	2020

Portfolio turnover rate (a)	4.35%	19.45%	0.00%	12.08%	22.34%	22.55%	38.98%

(a)	The ratio excludes in-kind transactions.

	Class I
	2026	2025	2024	2023	2022	2021	2020	November 1, 2018 (commencement of operations) through March 31, 2019*
Portfolio turnover rate (a)	4.35%	19.45%	0.00%	12.08%	22.34%	22.55%	38.98%	0.00%

(a)	The ratio excludes in-kind transactions.

*	The portfolio turnover rate has not been annualized.

19

THE FUND

Hedge Fund Guided Portfolio Solution (the “Fund”) is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. The Fund was organized as a statutory trust under the laws of Delaware on April 12, 2018. The Fund pursues its investment objectives principally through a multi-manager, multi-strategy program of investment in a group of limited liability private investment vehicles that are generally considered hedge funds (“Investment Funds”), managed by a select group of alternative asset managers that are unaffiliated with the Adviser (“Investment Managers”). The Fund’s principal office is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611, and its telephone number is (312) 506-6500. Oversight responsibility over the overall management and operations of the Fund is vested in the individuals who serve on the board of trustees of the Fund (the “Board of Trustees”). (See “Board of Trustees”) Investors who acquire interests in the Fund (“Shares”) in the offering being made hereby, will become shareholders of the Fund (“Shareholders”).
The Fund is a specialized investment vehicle that combines many of the features of a private investment fund with those of a closed-end investment company. Private investment funds are commingled asset pools that are not registered under the 1940 Act and that are generally offered in large minimum denominations (often over $1 million) through private placements to a limited number of high net worth individual and institutional Shareholders. The investment advisers of these funds are typically compensated through asset-based fees and performance-based compensation. Closed-end investment companies are 1940 Act registered pools typically organized as corporations or business trusts that usually are managed more conservatively than most private investment funds, subject to relatively modest minimum investment requirements (often less than $2,000) and publicly offered to a broad range of Shareholders. The advisers to these companies are typically compensated through asset-based (but not performance-based) fees.
The Fund is similar to a private investment fund in that the investment portfolios of the Investment Funds in which the Fund invests may be actively managed, and Shares generally will be sold in large minimum denominations only to qualified Shareholders. In addition, the Investment Managers who manage the Investment Funds are typically entitled to receive performance-based compensation. Like other closed-end investment companies, however, the Fund has registered under the 1940 Act and the Securities Act of 1933, as amended (the “1933 Act”) to be able to publicly offer Shares without limiting the number of Shareholders that can participate in its investment program. Accordingly, the structure of the Fund is designed to permit a larger number of Shareholders to participate in the Fund’s investment program without making the more substantial minimum capital commitment that is required by many private investment funds.
The Fund has received exemptive relief from the SEC to offer multiple classes of Shares.

20

INVESTMENT PROGRAM

Investment Objective	The Fund’s objective is to seek absolute returns with low to moderate volatility and with minimal correlation to the global equity and fixed income markets while preserving capital.
Investment Strategy
GCM Grosvenor L.P. (the “Adviser” or “GCMLP”) serves as the investment adviser of the Fund. GCMLP seeks to achieve the Fund’s investment objective by allocating the Fund’s assets to limited liability private investment vehicles that are generally considered hedge funds (each an “Investment Fund”). The Investment Funds are managed by third-party investment management firms that are unaffiliated with the Adviser (each, an “Investment Manager”). For purposes of the Fund’s name and its below investment policy with respect to Investment Funds, the Fund excludes from the term hedge fund private funds that primarily invest in private equity, such as private equity funds and venture funds. It is expected that the Investment Funds will in turn invest, both long and short, in a wide range of “alternative” investment strategies including: (i) equity hedge, (ii) event driven, (iii) relative value, and (iv) macro investing. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Investment Manager.

The Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in Investment Funds. The Fund will provide Shareholders with at least 60 days prior notice of any change in the policy.

The Fund may utilize targeted allocations for purposes of determining how to pursue its investment strategies. The targeted allocations will vary depending on a variety of factors, including current market conditions, and the Fund may alter its targeted allocations at any time.

The Fund seeks to implement its investment objective by investing in Investment Funds that will invest both long and short, in a wide range of “alternative” investment strategies, including Equity Hedge, Event Driven, Relative Value, and Macro strategies. The following generally summarizes these investment strategies. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Investment Managers.

Equity Hedge

Investment Funds that pursue an equity hedge investment strategy maintain positions both long and short, with primarily a focus on equity and equity derivative securities. A wide variety of investment processes can be employed to arrive at an investment decision, including both quantitative and fundamental techniques. Strategies can be broadly diversified or narrowly focused on specific sectors and can range broadly in terms of levels of net exposure, leverage employed, holding period, concentrations of market capitalizations and valuation ranges of typical portfolios. Investment Funds’ pursuing an equity hedge strategy would typically maintain at least 50% exposure to, and may in some cases be entirely invested in, equities, both long and short. Equity Hedge is further subdivided into seven sub-strategies.

Equity Market Neutral

Equity Market Neutral strategies employ sophisticated quantitative techniques of analyzing price data to ascertain information about future price movement and relationships between securities, and select securities for purchase and sale.

These can include both Factor-based and Statistical Arbitrage/Trading strategies. Factor-based investment strategies include strategies in which the investment thesis is predicated on the systematic analysis of common relationships between securities. In many but not all cases, portfolios are constructed to be neutral to one or multiple variables, such as broader equity markets in dollar or beta terms, and leverage is frequently employed to enhance the return profile of the positions identified. Statistical Arbitrage/Trading strategies consist of strategies

21

INVESTMENT PROGRAM

in which the investment thesis is predicated on exploiting pricing anomalies which may occur as a function of expected mean reversion inherent in security prices; high frequency techniques may be employed and trading strategies may also be employed on the basis on technical analysis or opportunistically to exploit new information the Investment Manager believes has not been fully, completely or accurately discounted into current security prices. Equity Market Neutral Strategies typically maintain characteristic net equity market exposure no greater than 10% long or short.

Fundamental Growth

Fundamental Growth strategies employ analytical techniques in which the investment thesis is predicated on assessment of the valuation characteristics on the underlying companies which are expected to have prospects for earnings growth and capital appreciation exceeding those of the broader equity market. Investment theses are focused on characteristics of the firm’s financial statements in both an absolute sense and relative to other similar securities and more broadly, market indicators. Strategies employ investment processes designed to identify attractive opportunities in securities of companies which are experiencing or expected to experience abnormally high levels of growth compared with relevant benchmarks growth in earnings, profitability, sales or market share.

Fundamental Value

Fundamental Value strategies employ investment processes designed to identify attractive opportunities in securities of companies which trade a valuation metrics by which the Investment Manager determines them to be inexpensive and undervalued when compared with relevant benchmarks. Investment theses are focused on characteristics of the firm’s financial statements in both an absolute sense and relative to other similar securities and more broadly, market indicators. Relative to Fundamental Growth strategies, in which earnings growth and capital appreciation is expected as a function of expanding market share and revenue increases, Fundamental Value strategies typically focus on equities which currently generate high cash flow, but trade at discounted valuation multiples, possibly as a result of limited anticipated growth prospects or generally out of favor conditions, which may be specific to sector or specific holding.

Quantitative Directional

Quantitative Directional strategies employ sophisticated quantitative techniques of analyzing price data to ascertain information about future price movement and relationships between securities, and select securities for purchase and sale. These can include both Factor-based and Statistical Arbitrage/Trading strategies. Factor-based investment strategies include strategies in which the investment thesis is predicated on the systematic analysis of common relationships between securities. Statistical Arbitrage/Trading strategies consist of strategies in which the investment thesis is predicated on exploiting pricing anomalies which may occur as a function of expected mean reversion inherent in security prices; high frequency techniques may be employed and trading strategies may also be employed on the basis on technical analysis or opportunistically to exploit new information the Investment Manager believes has not been fully, completely or accurately discounted into current security prices. Quantitative Directional Strategies typically maintain varying levels of net long or short equity market exposure over various market cycles.

Sector: Energy/Basic Materials

Energy/Basic Materials strategies employ investment processes designed to identify opportunities in securities in specific niche areas of the market in which the Investment Manager maintains a level of expertise which exceeds that of a market generalist in identifying companies engaged in the production and procurement of inputs to industrial processes, and is implicitly sensitive to the direction of price trends as determined by shifts in supply and demand factors, and implicitly sensitive to the direction of broader economic trends. Sector -

22

INVESTMENT PROGRAM

Energy/Basic Materials strategies typically maintain a primary focus in this area or expect to maintain in excess of 50% of portfolio exposure to these sectors over various market cycles.

Sector: Healthcare

Sector - Healthcare strategies employ investment processes designed to identify opportunities in securities in specific niche areas of the market in which the Investment Manager maintains a level of expertise which exceeds that of a market generalist in identifying opportunities in companies engaged in all development, production and application of pharmaceuticals, biotechnology, and healthcare products and services. Sector - Healthcare strategies typically maintain a primary focus in this area or expect to maintain in excess of 50% of portfolio exposure to these sectors over various market cycles.

Sector: Technology

Sector - Technology strategies employ investment processes designed to identify opportunities in securities in specific niche areas of the market in which the Investment Manager maintain a level of expertise which exceeds that of a market generalist in identifying opportunities in information technology companies. Sector - Technology strategies typically maintain a primary focus in this area or expect to maintain in excess of 50% of portfolio exposure to these sectors over various market cycles.

Short Bias

Short-Biased strategies employ analytical techniques in which the investment thesis is predicated on assessment of the valuation characteristics of the underlying companies with the goal of identifying overvalued companies. Short Biased strategies may vary the investment level or the level of short exposure over market cycles, but the primary distinguishing characteristic is that the manager maintains consistent short exposure and expects to outperform traditional equity Investment Managers in declining equity markets. Investment theses may be fundamental or technical in nature and Investment Manager has a particular focus, above that of a market generalist, on identification of overvalued companies and would expect to maintain a net short equity position over various market cycles.

Multi-Strategy

Multi-Strategy Investment Managers maintain positions both long and short in primarily equity and equity derivative securities. A wide variety of investment processes can be employed to arrive at an investment decision, including both quantitative and fundamental techniques; strategies can be broadly diversified or narrowly focused on specific sectors and can range broadly in terms of levels of net exposure, leverage employed, holding period, concentrations of market capitalizations and valuation ranges of typical portfolios. Multi-Strategy Investment Managers do not maintain more than 50% exposure in any one Equity Hedge sub-strategy.

Event Driven

Investment Funds that pursue an event driven investment strategy generally maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. The Investment Funds may hold security types ranging from the most senior in the capital structure to most junior or subordinated, and may involve additional derivative securities. Event driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment Funds that pursue an event driven strategy are typically based on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure.

23

INVESTMENT PROGRAM

Event Driven is further subdivided into seven sub-strategies.

Activist

Activist strategies may obtain or attempt to obtain representation on the company’s board of directors in an effort to impact the firm’s policies or strategic direction and in some cases may advocate activities such as division or asset sales, partial or complete corporate divestiture, dividend or share buybacks, and changes in management. Strategies employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently or prospectively engaged in a corporate transaction, security issuance/repurchase, asset sales, division spin-off or other catalyst oriented situation. These involve both announced transactions as well as situations which pre- or post-date situations in which no formal announcement is expected to occur. Activist strategies are distinguished from other Event Driven strategies in that, over a given market cycle, Activist strategies would expect to have greater than 50% of the portfolio in activist positions, as described.

Credit Arbitrage

Credit Arbitrage Strategies employ an investment process designed to isolate attractive opportunities in corporate fixed income securities; these include both senior and subordinated claims as well as bank debt and other outstanding obligations, structuring positions with little or no broad credit market exposure. These may also contain a limited exposure to government, sovereign, equity, convertible or other obligations but the focus of the strategy is primarily on fixed corporate obligations and other securities are held as component of positions within these structures. Investment Managers typically employ fundamental credit analysis to evaluate the likelihood of an improvement in the issuer’s creditworthiness, in most cases securities trade in liquid markets and Investment Managers are only infrequently or indirectly involved with company management. Fixed Income: Corporate strategies differ from Event Driven: Credit Arbitrage in that the former more typically involve more general market hedges which may vary in the degree to which they limit fixed income market exposure, while the latter typically involve arbitrage positions with little or no net credit market exposure, but are predicated on specific, anticipated idiosyncratic developments.

Distressed Restructuring

Distressed Restructuring Strategies employ an investment process focused on corporate fixed income instruments, primarily on corporate credit instruments of companies trading at significant discounts to their value at issuance or obliged (par value) at maturity as a result of either formal bankruptcy proceeding or financial market perception of near term proceedings. Investment Managers are typically actively involved with the management of these companies, frequently involved on creditors’ committees in negotiating the exchange of securities for alternative obligations, either swaps of debt, equity or hybrid securities. Investment Managers employ fundamental credit processes focused on valuation and asset coverage of securities of distressed firms; in most cases portfolio exposures are concentrated in instruments which are publicly traded, in some cases actively and in others under reduced liquidity but in general for which a reasonable public market exists. In contrast to Special Situations, Distressed Strategies employ primarily debt (greater than 60%) but also may maintain related equity exposure.

Merger Arbitrage

Merger Arbitrage strategies employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a

24

INVESTMENT PROGRAM

corporate transaction. Merger Arbitrage involves primarily announced transactions, typically with limited or no exposure to situations which pre- or post-date situations in which no formal announcement is expected to occur. Opportunities are frequently presented in cross border, collared and international transactions which incorporate multiple geographic regulatory institutions, which typically involve minimal exposure to corporate credits. Merger Arbitrage strategies typically have over 75% of positions in announced transactions over a given market cycle.

Private Issue/Regulation D

Private Issue/Regulation D strategies employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are primarily private and illiquid in nature. These most frequently involve realizing an investment premium for holding private obligations or securities for which a reasonably liquid market does not readily exist until such time as a catalyst such as new security issuance or emergence from bankruptcy proceedings occurs. Investment Managers employ fundamental valuation processes focused on asset coverage of securities of issuer firms, and would expect over a given market cycle to maintain greater than 50% of the portfolio in private securities, including Reg D or PIPE transactions.

Special Situations

Special Situations strategies employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction, security issuance/repurchase, asset sales, division spin-off or other catalyst oriented situation. These involve both announced transactions as well as situations which pre- or post-date situations in which no formal announcement is expected to occur. Strategies employ an investment process focusing broadly on a wide spectrum of corporate life cycle investing, including but not limited to distressed, bankruptcy and post bankruptcy security issuance, announced acquisitions and corporate division spin-offs, asset sales and other security issuance impacting an individual capital structure focusing primarily on situations identified via fundamental research which are likely to result in a corporate transactions or other realization of shareholder value through the occurrence of some identifiable catalyst. Strategies effectively employ primarily equity (greater than 60%) but also corporate debt exposure, and in general focus more broadly on post-bankruptcy equity exposure and exit of restructuring proceedings.

Multi-Strategy

Multi-Strategy Investment Managers maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. Security types can range from most senior in the capital structure to most junior or subordinated, and frequently involve additional derivative securities. Event Driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment theses are typically predicated on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure. Event Driven Multi-Strategy Investment Managers do not maintain more than 50% exposure in any one Event Driven sub-strategy.

Relative Value

25

INVESTMENT PROGRAM

Investment Funds that pursue a relative value strategy maintain positions where the investment thesis is predicated on realization of a valuation discrepancy in the relationship between multiple securities. Investment Funds pursuing a relative value strategy employ a variety of fundamental and quantitative techniques to establish investment theses, and security types range broadly across equity, fixed income, derivative or other security types. Fixed income strategies are typically quantitatively driven to measure the existing relationship between instruments and, in some cases, identify attractive positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the Investment Manager. Relative value positions may be involved in corporate transactions also, but as opposed to event driven exposures, the investment thesis is predicated on realization of a pricing discrepancy between related securities, instead of to the outcome of the corporate transaction.

Relative Value is further subdivided into eight sub-strategies.

Fixed Income-Asset Backed

Asset Backed includes strategies in which the investment thesis is predicated on realization of a spread between related instruments in which one or multiple components of the spread is a fixed income instrument backed physical collateral or other financial obligations (loans, credit cards) other than those of a specific corporation. Strategies employ an investment process designed to isolate attractive opportunities between a variety of fixed income instruments specifically securitized by collateral commitments which frequently include loans, pools and portfolios of loans, receivables, real estate, machinery or other tangible financial commitments. The investment thesis may be predicated on an attractive spread given the nature and quality of the collateral, the liquidity characteristics of the underlying instruments and on issuance and trends in collateralized fixed income instruments, broadly speaking. In many cases, Investment Managers hedge, limit or offset interest rate exposure in the interest of isolating the risk of the position to strictly the yield disparity of the instrument relative to the lower risk investments.

Fixed Income - Convertible Arbitrage

Fixed Income - Convertible Arbitrage includes strategies in which the investment thesis is predicated on realization of a spread between related instruments in which one or multiple components of the spread is a convertible fixed income instrument. Strategies employ an investment process designed to isolate attractive opportunities between the price of a convertible security and the price of a non-convertible security, typically of the same issuer. Convertible arbitrage positions maintain characteristic sensitivities to credit quality of the issuer, implied and realized volatility of the underlying instruments, levels of interest rates and the valuation of the issuer’s equity, among other more general market and idiosyncratic sensitivities.

Fixed Income-Corporate

Fixed Income - Corporate includes strategies in which the investment thesis is predicated on realization of a spread between related instruments in which one or multiple components of the spread is a corporate fixed income instrument. Strategies employ an investment process designed to isolate attractive opportunities between a variety of fixed income instruments, typically realizing an attractive spread between multiple corporate bonds or between a corporate and risk free government bond. Fixed Income - Corporate strategies differ from Event Driven: Credit Arbitrage in that the former more typically involve more general market hedges which may vary in the degree to which they limit fixed income market exposure, while the latter typically involve arbitrage positions with little or no net credit market exposure, but are predicated on specific, anticipated idiosyncratic developments.

Fixed Income - Sovereign

Fixed Income - Sovereign includes strategies in which the investment thesis is predicated on realization of a spread between related instruments in which one or multiple components of

26

INVESTMENT PROGRAM

the spread is a sovereign fixed income instrument. Strategies employ an investment process designed to isolate attractive opportunities between a variety of fixed income instruments, typically realizing an attractive spread between multiple sovereign bonds or between a corporate and risk free government bond. Fixed Income Sovereign typically employ multiple investment processes including both quantitative and fundamental discretionary approaches and relative to other Relative Value Arbitrage sub-strategies, these have the most significant top-down macro influences, relative to the more idiosyncratic fundamental approaches employed. Fixed Income: Sovereign funds would typically have a minimum of 50% exposure to global sovereign fixed income markets, but characteristically maintain lower net exposure than similar strategies in the Macro: Multi-Strategy sub-strategy.

Volatility

Volatility strategies trade volatility as an asset class, employing arbitrage, directional, market neutral or a mix of types of strategies, and include exposures which can be long, short, neutral or variable to the direction of implied volatility, and can include both listed and unlisted instruments. Directional volatility strategies maintain exposure to the direction of implied volatility of a particular asset or, more generally, to the trend of implied volatility in broader asset classes. Arbitrage strategies employ an investment process designed to isolate opportunities between the price of multiple options or instruments containing implicit optionality. Volatility arbitrage positions typically maintain characteristic sensitivities to levels of implied and realized volatility, levels of interest rates and the valuation of the issuer’s equity, among other more general market and idiosyncratic sensitivities.

Yield Alternatives - Energy Infrastructure

Yield Alternatives - Energy Infrastructure strategies employ an investment thesis which is predicated on realization of a valuation differential between related instruments in which one or multiple components of the spread contains exposure to Energy Infrastructure most typically achieved through investment in Master Limited Partnerships (MLPs), Utilities or Power Generation. Strategies are typically fundamentally driven to measure the existing relationship between instruments and identify positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the Investment Manager. In contrast to Equity Hedge strategies, the investment thesis is predicated on the yield differential realized from the securities as opposed to directional price appreciation of the underlying securities, and strategies typically contain greater than 50% of portfolio exposure to Energy Infrastructure positions.

Yield Alternatives - Real Estate

Yield Alternatives - Real Estate strategies employ an investment thesis which is predicated on realization of a valuation differential between related instruments in which one or multiple components of the spread contains exposure to investment in real estate directly (commercial or residential) or indirectly through Real Estate Investment Trusts (REITS). Strategies are typically fundamentally driven to measure the existing relationship between instruments and identify positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the Investment Manager. In contrast to Relative Value: Fixed Income – Asset Backed, Relative Value: Yield Alternative - Real Estate contains primarily non-fixed income, non-securitized obligations, and strategies typically contain greater than 50% of portfolio exposure to Real Estate positions.

Multi-Strategy

Multi-Strategies employ an investment thesis predicated on realization of a spread between related yield instruments in which one or multiple components of the spread contains a fixed income, derivative, equity, real estate, MLP or combination of these or other instruments. Strategies are typically quantitatively driven to measure the existing relationship between instruments and, in some cases, identify attractive positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the Investment

27

INVESTMENT PROGRAM

Manager. In many cases these strategies may exist as distinct strategies across which a vehicle which allocates directly, or may exist as related strategies over which a single individual or decision making process manages. Multi-strategies are not intended to provide broadest-based mass market investors appeal, but are most frequently distinguished from other arbitrage strategies in that they expect to maintain >30% of portfolio exposure in 2 or more strategies meaningfully distinct from each other that are expected to respond to diverse market influences.

Macro

Investment Funds that pursue a macro strategy trade a broad range of strategies where the investment process is predicated on movements in underlying economic variables and the impact these have on equity, fixed income, hard currency and commodity markets. Macro Investment Funds employ a variety of techniques, both discretionary and systematic analysis, combinations of top down and bottom up theses, quantitative and fundamental approaches and long and short term holding periods. Although some strategies employ relative value techniques, macro strategies are distinct from relative value strategies in that the primary investment thesis is based on predicted or future movements in the underlying instruments, rather than realization of a valuation discrepancy between securities. In a similar way, while both macro and equity hedge Investment Managers may hold equity securities, the overriding investment thesis is predicated on the impact movements in underlying macroeconomic variables may have on security prices, as opposed to equity hedge, in which the fundamental characteristics of the company are the most significant and integral to the investment thesis.

Macro is further subdivided into ten sub-strategies.

Active Trading

Active Trading strategies utilize active trading methods, typically with high frequency position turnover or leverage; these may employ components of both Discretionary and Systematic Macro strategies. Strategies may contain distinct, identifiable sub-strategies, such as equity hedge or equity market neutral, or in some cases a number of sub-strategies are blended together without the capacity for portfolio level disaggregation. Strategies employ an investment process based on systematic, quantitative evaluation of macroeconomic variables in which the portfolio positioning is predicated on convergence of differentials between markets, not necessarily highly correlated with each other, but currently diverging from their historical levels of correlation. Strategies focus on fundamental relationships across geographic areas of focus both inter and intra-asset classes, and typical holding periods are shorter than trend following or discretionary strategies. Diversified Trading strategies are distinct from other macro in that

Trading strategies characteristically emphasize rapid market response to new information and high volume of turnover in liquid but frequently volatile and unstable market positions.

Commodity - Agriculture

Commodity - Agriculture strategies are reliant on the evaluation of market data, relationships and influences as they pertain primarily to Soft Commodity markets focusing primarily on positions in grains (wheat, soybeans, corn, etc.) or livestock markets. Portfolio investment process can be predicated on fundamental, systematic or technical analysis, and Agricultural strategies typically invest in both emerging and developed markets. Commodity: Agricultural strategies typically would expect to have greater than 50% of portfolio in dedicated Agricultural exposure over a given market cycle.

Commodity - Energy

Commodity - Energy strategies are reliant on the evaluation of market data, relationships and influences as they pertain primarily to Energy commodity markets focusing primarily on positions in Crude Oil, Natural Gas and other Petroleum products. Portfolio investment process

28

INVESTMENT PROGRAM

can be predicated on fundamental, systematic or technical analysis, and strategies typically invest in both emerging and developed markets. Commodity: Energy strategies typically would expect to have greater than 50% of portfolio in dedicated Energy exposure over a given market cycle.

Commodity - Metals

Commodity - Metals strategies are reliant on the evaluation of market data, relationships and influences as they pertain primarily to Hard Commodity markets focusing primarily on positions in Metals (Gold, Silver, Platinum, etc). Portfolio investment process can be predicated on fundamental, systematic or technical analysis, and strategies typically invest in both emerging and developed markets. Commodity: Metals strategies typically would expect to have greater than 50% of portfolio in dedicated Metals exposure over a given market cycle.

Commodity - Multi

Commodity - Multi strategies include both discretionary and systematic commodity strategies. Systematic commodity strategies have investment processes typically as function of mathematical, algorithmic and technical models, with little or no influence of individuals over the portfolio positioning. Strategies employ an investment process designed to identify opportunities in markets exhibiting trending or momentum characteristics across commodity assets classes, frequently with related ancillary exposure in commodity sensitive equities or other derivative instruments. Strategies typically employ quantitative process which focus on statistically robust or technical patterns in the return series of the asset, and typically focus on highly liquid instruments and maintain shorter holding periods than either discretionary or mean reverting strategies. Although some strategies seek to employ counter trend models, strategies benefit most from an environment characterized by persistent, discernible trending behavior. Systematic Commodity strategies typically would expect to have greater than 35% of portfolio in dedicated commodity exposure over a given market cycle. Discretionary Commodity strategies are reliant on the fundamental evaluation of market data, relationships and influences as they pertain primarily to commodity markets including positions in energy, agricultural, resources or metal assets. Portfolio positions typically are predicated on the evolution of investment themes the Investment Manager expect to materialize over a relevant timeframe, which in many cases contain contrarian or volatility focused components. Investment Managers also may trade actively in developed and emerging markets, focusing on both absolute and relative levels on equity markets, interest rates/fixed income markets, currency; frequently employing spread trades to isolate a differential between instrument identified by the Investment Manager to be inconsistent with expected value. Discretionary Commodity strategies typically would expect to have greater than 35% of portfolio in dedicated commodity exposure over a given market cycle.

Currency - Discretionary

Currency: Discretionary strategies are reliant on the fundamental evaluation of market data, relationships and influences as they pertain primarily to currency markets including positions in global foreign exchange markets, both listed and unlisted, and as interpreted by an individual or group of individuals who make decisions on portfolio positions; strategies employ an investment process most heavily influenced by top down analysis of macroeconomic variables. Portfolio positions typically are predicated on the evolution of investment themes the Investment Manager expects to materialize over a relevant timeframe, which in many cases contain contrarian or volatility focused components. Investment Managers also may trade actively in developed and emerging markets, focusing on both absolute and relative levels on equity markets, interest rates/fixed income markets, currency; frequently employing spread trades to isolate a differential between instrument identified by the Investment Manager to be

29

INVESTMENT PROGRAM

inconsistent with expected value. Discretionary Currency strategies typically would expect to have greater than 35% of portfolio in dedicated currency exposure over a given market cycle.

Currency - Systematic

Currency: Systematic strategies have investment processes that are typically a function of mathematical, algorithmic and technical models, with little or no influence of individuals over the portfolio positioning. Strategies which employ an investment process designed to identify opportunities in markets exhibiting trending or momentum characteristics across currency asset classes, frequently with related ancillary exposure in sovereign fixed income. Strategies typically employ quantitative process which focus on statistically robust or technical patterns in the return series of the asset, and typically focus on highly liquid instruments and maintain shorter holding periods than either discretionary or mean reverting strategies. Although some strategies seek to employ counter trend models, strategies benefit most from an environment characterized by persistent, discernable trending behavior. Systematic Currency strategies typically would expect to have greater than 35% of portfolio in dedicated currency exposure over a given market cycle.

Discretionary Thematic

Discretionary Thematic strategies are primarily reliant on the evaluation of market data, relationships and influences, as interpreted by an individual or group of individuals who make decisions on portfolio positions; strategies employ an investment process most heavily influenced by top down analysis of macroeconomic variables. Investment Managers may trade actively in developed and emerging markets, focusing on both absolute and relative levels on equity markets, interest rates/fixed income markets, currency and commodity markets; frequently employing spread trades to isolate a differential between instrument identified by the Investment Manager to be inconsistent with expected value. Portfolio positions typically are predicated on the evolution of investment themes the Investment Manager expect to materialize over a relevant timeframe, which in many cases contain contrarian or volatility focused components.

Systematic Diversified

Systematic Diversified strategies have investment processes that are typically a function of mathematical, algorithmic and technical models, with little or no influence of individuals over the portfolio positioning.

Strategies which employ an investment process designed to identify opportunities in markets exhibiting trending or momentum characteristics across individual instruments or asset classes. Strategies typically employ quantitative process which focus on statistically robust or technical patterns in the return series of the asset, and typically focus on highly liquid instruments and maintain shorter holding periods than either discretionary or mean reverting strategies. Although some strategies seek to employ counter trend models, strategies benefit most from an environment characterized by persistent, discernable trending behavior. Systematic Diversified strategies typically would expect to have no greater than 35% of portfolio in either dedicated currency or commodity exposures over a given market cycle.

Multi-Strategy

Multi-Strategy strategies employ components of both Discretionary and Systematic Macro strategies, but neither exclusively both. Strategies frequently contain proprietary trading influences, and in some cases contain distinct, identifiable sub-strategies, such as equity hedge or equity market neutral, or in some cases a number of sub-strategies are blended together without the capacity for portfolio level disaggregation. Strategies employ an investment process that is predicated on a systematic, quantitative evaluation of macroeconomic variables in which the portfolio positioning is predicated on convergence of differentials between markets, not necessarily highly correlated with each other, but currently diverging from their historical levels of correlation. Strategies focus on fundamental relationships across

30

INVESTMENT PROGRAM

geographic areas of focus both inter and intra-asset classes, and typical holding periods are longer than trend following or discretionary strategies.

Source: Hedge Fund Research, Inc. (HFR)

Potential for Investment in Other Strategies

The Adviser may seek to identify and exploit new strategies and sub-strategies that it believes may generate attractive long-term risk-adjusted returns, and may invest in Investment Funds utilizing any number of strategies. The foregoing list of strategies is not intended to be exhaustive and it is anticipated that the different types of strategies employed by the Investment Managers will evolve over time. The Adviser will implement and incorporate new strategies or a combination of strategies in a manner it deems advisable from time to time.

Many Investment Funds may have exposure to more than one alternative investment strategy or may have characteristics of more than one alternative investment strategy. Accordingly, there is a wide degree of discretion in how a particular Investment Fund is categorized or in how its capital is allocated among alternative investment strategies in reports compiled by the Adviser. Decisions on how to most appropriately characterize an Investment Fund are made by the Adviser in its sole discretion.

Investment Philosophy
The Investment Manager will identify potential Investment Funds through a variety of sources. The investment process for the Fund is based on three fundamental principles:

1. Seek Absolute Returns

•
Focus on investment strategies and sub-strategies (collectively, “investment strategies”) that, when combined, generally seek to achieve positive returns that are not dependent upon directional movements of traditional equity and fixed-income markets.

2. Superior Investment Managers

•
Identify and invest with Investment Managers that GCMLP regards as among the most talented Investment Managers available on a global basis within their respective investment strategies.

3. Multiple Investment Strategies

•
Combine investment strategies that historically have, over the long-term, demonstrated a relatively low degree of correlation to each other into a portfolio in an effort to reduce volatility and mitigate strategy and market risks.

•
Seek to select multiple Investment Managers within each investment strategy in an effort to reduce manager-specific risk.

Risk Management
GCMLP’s investment process for the Fund is designed to control risk through the construction of a portfolio that:

•
Includes investments that are spread across a broad range of investment strategies and Investment Managers; and

•
Focuses on Investment Managers that GCMLP regards as among the most talented available within their respective investment strategies.

GCMLP’s Investment Process
GCMLP’s investment process as applicable to the Fund has developed and evolved since its inception and can be expected to continue to do so.

•
As discussed in greater detail below, GCMLP’s investment process is:

31

INVESTMENT PROGRAM

•
overseen by its Absolute Return Strategies Investment Committee (“Absolute Return Strategies Investment Committee”); and

•
implemented by its Absolute Return Strategies Investments Department, which is comprised of three functional teams: Research, Portfolio Management and Risk Management.

1. Research

GCMLP’s Absolute Return Strategies Research Team (“Research Team”) is co-led by Mr. David S. Richter, who is also the Chair of the Absolute Return Strategies Investment Committee, and by Mr. Frederick E. Pollock, GCM Grosvenor’s Chief Investment Officer, who is also a member of GCMLP’s Absolute Return Strategies Investment Committee. As further described below, investment professionals assigned to the Research Team are responsible for strategy research, investment due diligence and monitoring of Investment Managers and Investment Funds. Investment professionals within the Research Team are organized into strategy or regional teams, each led by a strategy head. The Research Team is responsible for sourcing, identifying, underwriting and monitoring Investment Managers.

2. Portfolio Management

The Absolute Return Strategies Portfolio Management Department is led by Mr. Richter. Investment professionals are assigned to separate portfolio management teams (each, a “Portfolio Management Team”), each of which is responsible for the day-to-day management of the account(s) managed by GCMLP and its affiliates (“GCMLP-Managed Account”) to which it is assigned. The Portfolio Management Team assigned to a GCMLP-Managed Account constructs the initial portfolio for such GCMLP-Managed Account (subject to approval by the Portfolio Committee (as defined below)), evaluates such GCMLP-Managed Account’s portfolio composition on an ongoing basis and proposes allocation changes for such GCMLP-Managed Account to GCMLP’s Portfolio Committee.

Mr. Richter and Mr. Pollock (who together serve as GCMLP’s “Portfolio Committee”) review and approve all initial and subsequent portfolio allocations proposed by each Portfolio Management Team.

3. Risk Management

GCMLP’s Risk Management Team (“Risk Management Team”) works with the Research Team and the Portfolio Management Team to drive efficiency, discipline and consistency in portfolio construction, risk management and performance evaluation of investment strategies, Investment Managers, Investment Funds and GCMLP-Managed Accounts. The Risk Management Team’s responsibilities in Absolute Return Strategies include:

•
performing independent analysis of realized and expected risk and return attributes of GCMLP-Managed Accounts, Investment Funds and clients’ hedge fund programs;

•
designing and applying proprietary quantitative portfolio construction and risk quantification tools; and

•
collaborating in initial and ongoing risk management governance, process and tools evaluation of Investment Managers and their Investment Funds.

GCMLP’s investment process involves five basic facets:

1. Strategy Due Diligence

32

INVESTMENT PROGRAM

The Absolute Return Strategies Investment Committee is responsible for identifying and evaluating the investment strategies and sub-strategies that may be used by GCMLP-Managed Accounts, including the Fund. The Absolute Return Strategies Investment Committee makes investment decisions with input from the Research Team, Portfolio Management Team and the Risk Management Team.

GCMLP appoints investment professionals within the Team to source, identify, evaluate, underwrite and monitor opportunities associated with particular investment strategies. Investment professionals within the Research Team are organized into strategy and regional teams. The Risk Management Team assesses strategy-specific risks associated with the opportunities identified by the Research Team. When evaluating strategies, GCMLP examines factors such as the following:

•
the historical returns of the strategy in various market environments;

•
the fundamental and/or technical factors driving the expected profitability of the strategy;

•
the expected returns from the strategy over a market cycle;

•
the expected variability of the strategy’s returns over a market cycle;

•
the magnitude of the strategy’s potential losses in extremely adverse markets;

•
the extent to which the performance of the strategy is expected to correlate with that of traditional market indices, as well as with investment strategies already being used by GCMLP-Managed Accounts and with certain other investment strategies;

•
the liquidity characteristics of the underlying securities used in implementing the strategy;

•
the amounts and forms of leverage typically employed by the Investment Managers implementing the strategy;

•
the degree of difficulty in pricing and hedging the underlying securities used in implementing the strategy;

•
the cost of implementing the strategy, including transaction costs and fees and expenses paid to the Investment Managers that implement the strategy;

•
the quality of the pool of Investment Managers available to implement the strategy; and

•
the potential impact of macroeconomic factors on the strategy.

The Absolute Return Strategies Investment Committee evaluates a range of strategies that rely upon a range of investment approaches and that employ techniques designed to mitigate systemic or market risks.

GCMLP does not maintain a formal list of approved or unapproved strategies. The Absolute Return Strategies Investment Committee may approve investments with Investment Managers implementing any strategy that GCMLP believes is appropriate for inclusion in the GCMLP-Managed Accounts.

As part of the investment strategy evaluation process, the Absolute Return Strategies Investment Committee determines (and reviews and amends from time to time) guidelines (usually determined as a range) that the Portfolio Management Teams (as defined below) generally follow in proposing, for the GCMLP-Managed Accounts assigned to them, with respect to initial and subsequent portfolio allocations to particular Investment Managers, investment strategies and underlying exposure categories, based in part on the Absolute Return Strategies Investment Committee’s outlook for such

33

INVESTMENT PROGRAM

investment strategies and underlying exposure categories. The Absolute Return Strategies Investment Committee, with input from the Research, Risk Management and Portfolio Management Teams, bases its outlook for particular investment strategies and underlying exposure categories on its evaluation of the risk/reward profiles of such investment strategies/underlying exposure categories. In evaluating the risk/reward profiles of specific investment strategies/underlying exposure categories, the Absolute Return Strategies Investment Committee ordinarily considers factors such as:

•
its ongoing review and monitoring of the macroeconomic environment and assessment of the likely impact of macroeconomic variables on such investment strategies/underlying exposure categories;

•
its ongoing analysis of the primary drivers impacting such investment strategies/underlying exposure categories;

•
communications with Investment Managers (as well as other third-party investment managers) regarding their assessments of their particular opportunity sets; and

•
communications with other market participants, such as broker-dealers.

2. Investment Manager/Investment Fund Due Diligence

GCMLP’s process for identifying, evaluating and approving particular Investment Managers and particular Investment Funds managed by them has four key phases:

•
Identification and Initial Screening
The Research Team is organized into strategy and regional teams, each of which is primarily responsible for sourcing, identifying, evaluating, underwriting and monitoring investments globally with Investment Managers. The Research Team uses a number of methods to identify potential Investment Managers, but relies primarily upon GCMLP’s extensive network of industry contacts, proprietary databases, analytical tools and other industry data to source Investment Managers and Investment Funds. Examples of specific sources include:

›  internally generated “peer universe” reports in each strategy that include Investment Managers from various sources;

›  regular conversations with Investment Managers with whom GCMLP has existing investments;

›  familiar senior-level staff who left positions at firms with which GCMLP invests and launched their own funds;

›  conversations with, and referrals from, staff of major investment firms;

›  attendance at industry conferences;

›  participation in capital introduction programs offered by prime brokerage firms;

›  daily review of industry-related journals and other publications;

›  communication with consultants and investors; and

›  third-party databases.

During initial screening, the strategy teams evaluate, among other things:

›  management company;

›  background/experience of key personnel;

›  manager’s risk and return expectations for the portfolio;

›  portfolio mandate/investment universe;

34

INVESTMENT PROGRAM

›  investment decision-making structure;

›  comparative investment skill and performance;

›  performance history;

›  level of principals’ investment; and

›  assets under management.

•
Initial “Investment” Due Diligence

The Research Team performs initial due diligence on Investment Managers and Investment Funds that pass the screening process. The decision to commence initial due diligence is typically made by the relevant regional or strategy team. In some cases, the Absolute Return Strategies Investment Committee may direct the Research Team to conduct targeted searches and evaluations for Investment Funds focused on a particular strategy or region. Initial due diligence involves a more in-depth review and analysis of the factors listed above under “Identification and Initial Screening,”

plus additional quantitative analyses on performance, risk/return statistics and exposure. If the Research Team believes additional work is warranted, it will present the Investment Manager/Investment Fund to the Absolute Return Strategies Investment Committee, which may direct the Research Team to:

›  cease work on the Investment Manager/Investment Fund (either temporarily or permanently);

›  perform additional work and present to the Absolute Return Strategies Investment Committee again; or

›  commence full due diligence.

•
Full Due Diligence – Investment and Operational

Investment Due Diligence

If the Absolute Return Strategies Investment Committee authorizes the Research Team to conduct full due diligence with respect to an Investment Manager/Investment Fund, GCMLP assigns an investment due diligence team (“Investment Due Diligence Team”) to that Investment Manager/Investment Fund, which is responsible for assessing:

›  particular quantitative data relating to the Investment Fund, including performance relative to peers, key realized and expected return and risk statistics, attribution and drivers of performance, and quality of historical returns; and

›  certain qualitative factors relating to the potential Investment Manager, such as its investment philosophy, investment mandate and investment decision-making structure, the skills and commitment of its key professionals, its depth and breadth of experience in the relevant investment strategy, its investment and risk management processes, its organizational infrastructure and its stability.

In conducting investment due diligence with respect to a potential Investment Manager/Investment Fund, the Investment Due Diligence Team assigned to the Investment Manager/Investment Fund typically will complete the following:

›  multiple on-site visits to the Investment Manager’s primary investment office and, if applicable, key satellite investment offices;

›  multiple video conference and digital diligence sessions with key personnel of the Investment Manager and affiliates;

35

INVESTMENT PROGRAM

›  multiple reference checks on key investment personnel;

›  a proprietary information packet that may include an introductory memorandum, a profile of the Investment Manager, a description of the proposed Investment Fund and a summary of completed due diligence, references and the nature of the quantitative and qualitative due diligence performed; and

›  comprehensive risk due diligence (performed by the Risk Management Team in collaboration with the Research Team), including analysis of historical and expected forward looking return and risk metrics, analysis of key risk factors (e.g., market sensitivity, loss potential, leverage, exposure, concentration, etc.), as outlined in more detail below.

Operational Due Diligence

GCMLP’s operational due diligence team (“Operational Due Diligence Team”) evaluates the Investment Manager/Investment Fund from an operational and legal perspective. GCMLP’s Operational Due Diligence Team is responsible for:

›  evaluating the people, processes and systems that support the Investment Manager’s infrastructure and operations;

›  reviewing and analyzing relevant legal and regulatory documentation; and

›  utilizing independent third-party investigative firms to perform background checks of the Investment Manager, its key personnel, its target Investment Funds and (if applicable) the independent directors of such target Investment Funds.

The Operational Due Diligence Team is charged with evaluating a potential Investment Manager’s operational infrastructure and the overall design of the Investment Manager’s internal control environment. This evaluation includes a review of the audited financial statements of the target Investment Funds managed by such Investment Manager (if available) and evaluation of the audit firm engaged by such Investment Manager to audit such target Investment Funds.

•
Absolute Return Strategies Investment Committee and Operations Committee approval

The Absolute Return Strategies Investment Committee members are: Mr. David S. Richter (Chair), Mr. Jonathan R. Levin, Mr. Cullen McNamee and Mr. Frederick Pollock. The Absolute Return Strategies Investment Committee makes decisions by majority vote. Mr. Pollock has the authority to determine the outcome in the event of a tie. Mr. Michael J. Sacks, the firm’s Chairman and Chief Executive Officer, has the authority to veto any affirmative decision made by the Absolute Return Strategies Investment Committee. If, however, the Absolute Return Strategies Investment Committee rejects or terminates an Investment Manager or Investment Fund, Mr. Sacks is not authorized to override the rejection or termination. Brief biographies of the Absolute Return Strategies Investment Committee members and Mr. Sacks appear below.

Michael J. Sacks, J.D., Board Chairman and Chief Executive Officer, Office of the Chairman

•
Joined GCM Grosvenor, 1990
•
Previous Experience
○  Harris Associates, L.P., 1988-1990
•
Education and Accreditations
○  Northwestern University School of Law; J.D., 1988

36

INVESTMENT PROGRAM

○  Northwestern University Kellogg School of Management; M.B.A., 1988
○  Tulane University; B.A., Economics, 1984
○  Member of Illinois Bar

Jonathan R. Levin, Managing Director, President, Office of the Chairman

•   Joined GCM Grosvenor, 2011
•   Previous Experience
○  Kohlberg Kravis Roberts & Co., 2004-2011

•   Education

○  Harvard College; A.B., Economics, 2003

Frederick Pollock, J.D., Managing Director, Chief Investment Officer, Office of the Chairman

•   Joined GCM Grosvenor, 2015
•   Previous Experience
○  Morgan Stanley, 2006-2015
○  Deutsche Bank, 2005-2006
•   Education
○  Harvard Law School; J.D., 2004
○  University of Nevada; B.S., Economics, 2001

David S. Richter, CPA, Managing Director, Absolute Return Strategies Investment Committee Chair, Co-Head of Absolute Return Strategies Research

•   Associated with GCM Grosvenor since 1994; joined GCM Grosvenor, 2003
•   Previous Experience
○  Waveland Capital Management, L.P. (Long/Short Equity Hedge Fund), 1994-2002
○  JMB Realty Corporation, 1988-1994
○  KPMG Peat Marwick, 1983-1988
•   Education and Accreditations
○  University of Illinois; B.S. (summa cum laude), Accountancy 1983
○  Certified Public Accountant
○  AICPA Elijah Watt Sells Award, CPA Exam Scores

Cullen J. McNamee, Executive Director, Absolute Return Strategies Investment Committee Member, Director of Risk for Liquid Assets

•   Joined GCM Grosvenor, 2015
•   Education and Accreditations
○  University of Chicago; M.S., Applied Data Science, 2019
○  University of Notre Dame; B.B.A, Finance, Supplementary Major in Applied & Computational Mathematics & Statistics, 2015
○  CFA® charterholder, CFA Institute

The Absolute Return Strategies Investment Committee must approve a particular Investment Manager and particular Investment Funds managed by such

37

INVESTMENT PROGRAM

Investment Manager from an “investment” and “risk” perspective before GCMLP may invest the assets of the Fund in such Investment Funds.

In connection with approving particular Investment Managers and Investment Funds and from time to time thereafter, the Absolute Return Strategies Investment Committee determines guidelines specifying the target percentages of assets (usually determined as a range) that the Portfolio Management Teams generally follow in proposing, for the portfolios assigned to them, initial and subsequent portfolio allocations to a particular Investment Fund or Investment Funds managed by a particular Investment Manager (“Target Allocations”).

The members of the Operations Committee are: Mr. Paul A. Meister (Chair), Ms. Pamela Bentley, Ms. Lilly Farahnakian, and Mr. Burke J. Montgomery. The Operations Committee makes decisions by majority vote.

Mr. Sacks has the authority to determine the outcome in the event of a tie. As is the case with respect to decisions made by the Absolute Return Strategies Investment Committee, Mr. Sacks has the authority to veto any affirmative decision made by the Operations Committee. However, if the Operations Committee rejects or terminates a particular Investment Manager or Investment Fund, Mr. Sacks is not authorized to override such rejection or termination. Brief biographies of the Operations Committee Members appear below.

Paul A. Meister, CPA, J.D., Vice Chairman, Office of the Chairman

•
Joined GCM Grosvenor, 1991

•
Previous Experience

○  Barack, Ferrazzano, Kirschbaum, & Nagelberg, L.L.P., 1987-1989; 1990-1991

○  Sportmart, 1989-1990

•
Education and Accreditations

○  Northwestern University School of Law; J.D. (cum laude), 1987

○  University of Illinois; B.S., Accounting, 1984

○  Certified Public Accountant

○  Member of Illinois Bar

Pamela Bentley, Managing Director, Chief Financial Officer, Office of the Chairman

•
Joined GCM Grosvenor, 2020

•
Previous Experience

○  The Carlyle Group, 2005-2020

○  Transaction Network Services, Inc., 2002-2005

○  Arthur Andersen, LLP., 1993-2002

•
Education and Accreditations

○  University of Michigan; B.B.A., Business Administration, 1993

○  Certified Public Accountant

Lilly Farahnakian, J.D., Managing Director, Global Chief Compliance Officer

38

INVESTMENT PROGRAM

•
Joined GCM Grosvenor, 2014

•
Previous Experience

○  JPMorgan Chase, 2010-2014

○  Morgan Stanley, 2006-2010

○  JPMorgan Chase, 2003-2006

○  Willkie Farr & Gallagher LLP, 1999-2003

○  Morgan Stanley, 1994-1996

•
Education and Accreditations

○  Yale University; J.D., 1999

○  The University of North Carolina at Chapel Hill; Morehead-Cain Scholar and B.A., Political Science and French, 1994

○  Member of Illinois Bar

○  Member of New York Bar

Burke J. Montgomery, J.D., Managing Director, General Counsel, Office of the Chairman

•
Joined GCM Grosvenor, 2004

•
Previous Experience

SidleyAustin L.L.P., 2000-2003

•
Education and Accreditations

○  Indiana University-Bloomington Maurer School of Law; J.D. (cum laude), Executive Editor of the Indiana Law Journal, 1999

○  University of Notre Dame; B.A., History, 1996

○  Member of Illinois Bar

The Operations Committee must approve a particular Investment Manager and particular Investment Funds managed by such Investment Manager from an “operational” perspective before GCMLP may invest the assets of the Fund in such Investment Funds.

3. Establishing investment objectives and constraints for the Fund

GCMLP and the Fund have agreed to certain investment objectives and constraints for the Fund (“Investment Objectives and Constraints”). GCMLP, as part of its risk management program for the Fund, manages the Fund’s portfolio on a day-to-day basis in accordance with these Investment Objectives and Constraints.

The Board and GCMLP may re-evaluate the Investment Objectives and Constraints from time to time based on various factors, including their assessment of market conditions, and may amend or modify the Investment Objectives and Constraints from time to time based on such re-evaluations. Such modifications may be made without notice to Shareholders in the Fund.

GCMLP seeks to ensure that whenever the Fund invests in, or withdraws or redeems capital from, an Investment Fund, the Fund does so in accordance with the Investment Objectives and Constraints in effect at the time of such investment or withdrawal or redemption. In certain cases, however, the Fund may fall out of compliance with the Investment Objectives and Constraints because of, among other things, appreciation or depreciation in the value of investments, recharacterization or reclassification of

39

INVESTMENT PROGRAM

investments, limitations on withdrawals or redemptions by one or more Investment Funds, inadvertent errors or other factors that are beyond GCMLP’s control.

Should the Fund not be in compliance with the Investment Objectives and Constraints, GCMLP ordinarily will implement measures designed to bring the Fund into compliance with the Investment Objectives and Constraints as soon as reasonably practicable. In certain cases, however, factors (such as liquidity restrictions relating to one or more investments) may affect GCMLP’s ability to bring the Fund into compliance with the Investment Objectives and Constraints in an expeditious manner.

In certain cases, the Absolute Return Strategies Investment Committee may recommend that, under the circumstances, it is appropriate to modify an Investment Objective or Constraint, or to adjust or refine the method or formula by which compliance with an

Investment Objective or Constraint is tested, resulting in the change of the status of the Fund from non-compliant to compliant. The Absolute Return Strategies Investment Committee may also conclude and recommend that, under the circumstances, it is appropriate for the Fund to continue to be non-compliant, even though the Absolute Return Strategies Investment Committee has also concluded that, as a general matter, it is not appropriate to modify the relevant Investment Objective or Constraint or to adjust or refine the method or formula by which compliance with such Investment Objective or Constraint is tested.

The Adviser worked with Merrill Lynch, Pierce, Fenner & Smith (“MLPFS”), which may be engaged as a Selling Agent to the Fund, in order to develop the Investment Objectives and Constraints for the Fund. However, MLPFS will not provide any ongoing advice to the Adviser regarding the Fund’s Objectives and Constraints, strategies, policies, or otherwise, and will not act as investment adviser, sub-adviser, or in any other advisory capacity to the Fund, the Adviser, or any other Investment Fund or Investment Manager.

4.   Constructing a portfolio designed to meet the objectives of the Fund, through the use of approved investment strategies and Investment Funds

Mr. David S. Richter and Mr. Frederick E. Pollock, who are members of GCMLP’s Absolute Return Strategies Investment Committee, assign a portfolio management team (“Portfolio Management Team”) to each GCMLP-Managed Account, including the Fund. Each Portfolio Management Team consists of one or more portfolio managers, one or more senior portfolio analysts and one or more junior portfolio analysts, and is led by a portfolio manager designated by the Portfolio Committee. The Portfolio Management Team assigned to a particular GCMLP-Managed Account is responsible for evaluating portfolio composition and proposing allocation changes for such GCMLP-Managed Account.

Mr. Richter has general oversight over the functions of each Portfolio Management Team. The Portfolio Committee has designated Mr. Andrew T. Preda as the portfolio manager of the Fund.

Andrew T. Preda, Managing Director, Absolute Return Strategies

•   Joined GCM Grosvenor, 2007

•   Previous Experience

○  Madison Capital Funding, LLC, 2004 - 2007

○  JPMorgan Chase and its acquired entities, 1993 - 2003

•   Education and Accreditations

○  University of Michigan; B.A., Political Science, 1993

40

INVESTMENT PROGRAM

○  University of Chicago Booth School of Business, Master of Business Administration, 2003

The Fund’s Portfolio Management Team is responsible for proposing the initial portfolio of the Fund, and for proposing changes to such portfolio from time to time by employing a combination of “top-down” and “bottom-up” inputs. The “top-down” inputs consist of:

•
the Fund’s Investment Objectives and Constraints;

•
using strategies consistent with the relevant mandate;

•
the requirement to use Investment Managers and Investment Funds that have been approved both by the Absolute Return Strategies Investment Committee and the Operations Committee; and

•
the Target Allocations applicable to the Fund.

The “bottom-up” inputs consist of the Fund’s Portfolio Management Team’s judgment in selecting and proposing the allocation of capital to approved Investment Funds in a manner that the Portfolio Management Team determines to be appropriate in light of the Fund’s Investment Objectives and Constraints and other investment restrictions. The Fund’s Portfolio Management Team bases its allocation proposals upon both qualitative and quantitative factors, supplementing experienced investment judgment with quantitative analyses.

The Fund’s Portfolio Management Team may consider a number of factors in selecting Investment Funds for the Fund, including, but not limited to: the perceived attractiveness of the Investment Fund’s opportunity set; the Investment Fund’s strategy, sub-strategy and region, and the exposure bias and investment style of its Investment Manager (e.g., generalist versus sector specialist, shorter-term versus longer-term investment horizon, level of activism, value versus growth orientation, concentrated versus diversified, long- versus short-bias, etc.); correlation with other Investment Fund’s used by the Fund; compatibility of the Investment Fund’s liquidity provisions with those of the Fund; and the capacity of the Investment Fund to accept additional capital.

The Risk Management Team designs and applies quantitative sizing frameworks used in the portfolio construction process and is responsible for analyzing the risk and exposure of each GCMLP-Managed Account, including the Fund, and developing technology solutions for risk evaluation, including risk aggregation.

The Fund’s Portfolio Management Team utilizes certain quantitative analytical reports developed by the Risk Management Team and generated by GCMLP’s proprietary risk management software (as well as certain third-party software) to test and refine its judgment regarding: (i) its selection of Investment Managers/ Investment Funds for the Fund; and (ii) the amount of assets to be allocated to each such Investment Manager/ Investment Fund. Such tools are designed to enable the Fund’s Portfolio Management Team to evaluate the risk and return characteristics of proposed alternative allocations to particular Investment Managers. These tools consist of, but are not limited to, historic performance and risk analysis, expected outcomes analysis including risk factor and scenario assessment, and liquidity analysis.

Mr. Richter must review and approve all portfolio allocations proposed for the Fund by the Portfolio Management Team assigned to the Fund. Mr. Sacks has a veto right over portfolio management activity for the GCMLP-Managed Accounts, including the Fund.

5.   Monitoring investment strategies, Investment Managers and Investment Funds and adjusting the composition of each GCMLP-Managed Account, including the Fund, from time to time when GCMLP believes such adjustment is appropriate

41

INVESTMENT PROGRAM

Strategy Monitoring

Certain investment professionals within the Manager Research Team are responsible for staying abreast of market developments affecting specific investment strategies and communicating their findings to the Absolute Return Strategies Investment Committee. The Absolute Return Strategies Investment Committee reviews such findings to determine whether particular investment strategies (and the Target Allocations previously established by the Absolute Return Strategies Investment Committee) continue to be appropriate. The Absolute Return Strategies Investment Committee may decide to add or terminate a particular investment strategy, or change the position size target ranges applicable to such investment strategy, based on any number of factors, such as: (i) better alternatives for investing the capital invested in such investment strategy; (ii) changes in the expectations for such investment strategy; or (iii) changes in the investment or economic environment.

Investment and Risk Monitoring

The Manager Research Team assigned to a particular Investment Manager and Investment Fund are responsible for staying abreast of current developments affecting the Investment Manager/ Investment Fund and communicating its findings to the Absolute Return Strategies Investment Committee and Portfolio Management Teams, including the Fund’s Portfolio Management Team.

The Manager Research Team monitors certain aspects of Investment Manager/ Investment Fund performance and communicates from time to time with Investment Managers to review the performance of the Investment Funds managed by such Investment Managers and to discuss such Investment Managers’ investment outlook.

GCMLP obtains certain exposure-level information designed to enable the Absolute Return Strategies Investment Committee, the Fund’s Portfolio Management Team and the Manager Research Team to analyze various investment strategies, markets and sectors on a “look-through” basis. Investment Managers provide aggregated, portfolio-level information with respect to the invested positions and risk profiles of their Investment Funds. This information typically includes, but may not be limited to, data related to each Investment Fund’s long, short, gross and net exposure, industry sector and/or geographic exposure (where appropriate), concentration, and leverage. In some cases, Investment Managers also provide position-level transparency. The information set provided by Investment Managers varies depending upon their investment strategy focus and investment style. This summary-level risk information and position-level transparency, where available, is augmented through ongoing conversations with the Investment Manager of the Investment Fund and, together with such conversations, is intended to provide an overall view of the relevant Investment Fund’s risk exposure.

The Risk Management Team also monitors each Investment Manager, Investment Fund and GCMLP-Managed Account on an ongoing basis, so as to understand the key drivers of risk at the strategy, Investment Fund and systematic level and to recommend, to the Absolute Return Strategies Investment Committee, appropriate measures to mitigate the potential impact of such risks on the GCMLP-Managed Accounts.

Generally, GCMLP intends to make medium- to long-term commitments to Investment Managers on behalf of GCMLP-Managed Accounts, including the Fund, in order to give the Investment Managers a reasonable opportunity to achieve their objectives. The Absolute Return Strategies Investment Committee, however, may decide to terminate an existing Investment Manager based on any number of factors, such as: (1) disappointing performance relative to the Absolute Return Strategies Investment Committee’s expectations for the Investment Manager or to other Investment Managers using the

42

INVESTMENT PROGRAM

same general type of investment strategy; (2) indicators of excessive risk taking (such as exposure, concentration, or performance data) that are inconsistent with the Absolute Return Strategies Investment Committee’s expectations; (3) deviation from stated

investment strategy; (4) deviation from area of expertise; (5) significant revisions of reported results; and (6) a change in circumstances regarding the Investment Manager, including but not limited to changes in the Investment Manager’s investment process or style, in the type or amount of the Investment Manager’s assets under management, in the types of products offered by the Investment Manager, in key personnel, in the terms and conditions of investments in the Investment Funds managed by the Investment Manager; new conflicts of interest affecting the Investment Manager; legal or ethical issues; lack of or misleading disclosure; and/or withdrawal of the Investment Manager’s investment or withdrawal of investments by the Investment Manager’s personnel.

These factors, either alone or in combination, are not necessarily grounds for immediate Investment Manager/ Investment Fund termination, but may lead the Absolute Return Strategies Investment Committee to place an Investment Manager on its “watch list,” triggering additional due diligence measures relating to the factors that resulted in the decision to place such Investment Manager on the “watch list.” No additional capital of the Fund may be allocated to an Investment Manager/Investment Fund once the Investment Manager/Investment Fund is placed on the Absolute Return Strategies Investment Committee’s “watch list.” The Absolute Return Strategies Investment Committee may remove an Investment Manager/ Investment Fund from its “watch list” if the results of the review are favorable, or terminate the Investment Manager/ Investment Fund if the results of the review are unfavorable. While the Absolute Return Strategies Investment Committee may elect to terminate an Investment Manager/ Investment Fund, its ability to cause GCMLP-Managed Accounts, including the Fund, to fully withdraw or redeem from the Investment Manager’s Investment Funds may be limited by the investor liquidity provisions of such Investment Funds.

The Absolute Return Strategies Investment Committee also may determine that developments at the Investment Manager should be followed more closely for a period of time— perhaps an extended period of time—before reaching a final decision.

Monitoring of Investment Managers’ Operations

The Operational Due Diligence Team is responsible for staying abreast of current developments affecting the Investment Managers’ personnel, infrastructure, operations and service providers, as well proposed amendments to the governing documents of Investment Funds managed by the Investment Managers, and for communicating its findings to the Operations Committee.

The Operational Due Diligence Team monitors certain aspects of the Investment Managers’ operations, which prompts frequent communication with the Investment Managers. The Operational Due Diligence Team follows procedures designed to: (i) identify inaccuracies in financial results and Investment Fund valuations reported by Investment Managers; (ii) identify changes in the Investment Managers’ personnel, processes or systems that support the Investment Managers’ operations; (iii) identify changes in third-party service providers such as administrators or auditors used by the Investment Managers; and (iv) determine the nature and extent of future due diligence procedures to perform.

The Operational Due Diligence Team, through its monitoring procedures discussed above, may identify issues that are not necessarily grounds for immediate Investment Manager/ Investment Fund termination, but may lead the Operations Committee to place an Investment Manager/ Investment Fund on its “watch list,” triggering additional due diligence measures relating to the factors that resulted in the decision to place such Investment Manager/ Investment Fund on such list. No additional capital of the Fund may be allocated to an Investment Manager/ Investment Fund once the Investment Manager

43

INVESTMENT PROGRAM

is placed on the Operations Committee’s “watch list” without the specific approval of the Operations Committee (which may delegate such approval authority in certain cases). The Operations Committee may remove an Investment Manager/ Investment Fund from its “watch list” if the results of the review are favorable, or terminate the Investment Manager/ Investment Fund if the results of the review are unfavorable. While the Operations Committee may elect to terminate an Investment Manager/ Investment Fund, its ability to cause GCMLP-Managed Accounts to fully withdraw or redeem from the Investment Manager’s Investment Funds may be limited by the investor liquidity provisions of such Investment Funds. The Operations Committee also may determine that developments at the Investment Manager/ Investment Fund should be followed more closely for a period of time—perhaps an extended period of time—before reaching a final decision.

The Operational Due Diligence Team is also responsible for: (1) periodically updating background investigations into the key personnel of the Investment Managers; and (2) communicating its findings to the Operations Committee.

Portfolio Adjustment

The Fund’s Portfolio Management Team is responsible for proposing changes to the portfolio of the Fund from time to time in a manner designed to comply with the Fund’s investment objectives. The Fund’s Portfolio Management Team is likely to propose changes to the amounts it wishes to allocate to particular Investment Managers/ Investment Funds on behalf of the Fund from time to time, in a continuing effort to achieve the Fund’s investment objectives, based on factors such as: (1) the Absolute Return Strategies Investment Committee’s approval of new Investment Managers or termination of existing Investment Managers/ Investment Funds; (2) changes in the Fund’s investment restrictions; and (3) such Portfolio Management Team’s ongoing analysis of Investment Manager/ Investment Fund allocations in light of the Fund’s investment objectives.

Modifications of GCMLP’s Investment Process
The discussion above summarizes GCMLP’s investment process in effect as of the date of this Prospectus. GCMLP has modified its investment process from time to time in the past, and expects to continue to modify its investment process from time to time in the future. Such modifications may be material and may be made without notice to Shareholders in the Fund.

Other Investment Advisory Services
Temporary Investments and Hedging Transactions

GCMLP may from time to time invest the Fund’s assets directly in the types of financial instruments in which Investment Funds invest (“Direct Investments”). Although Direct Investments may be made to recognize gains, Direct Investments are typically (i) for hedging purposes involving the purchase or sale of securities or derivatives to reduce certain exposures of the Fund (e.g., the purchase of puts on the S&P 500 index) and (ii) for cash management purposes (e.g., the purchase of high quality, fixed income securities, money market instruments, money market mutual funds, or cash or cash equivalents). Direct Investments are expected to be minimal in light of GCMLP’s focus on investing in Investment Funds.

The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the investment objectives of the Fund or any Investment Fund will be achieved or that their investment programs will be successful. In particular, each Investment Manager’s use of, among other things, leverage, short sales and derivative transactions, and limited diversification can, in certain circumstances, result in significant losses to the Fund and, in turn, the Fund. Shareholders should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Shareholders could lose some or all of their investment.

44

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

General
This section discusses the types of investments generally made by the Investment Managers and the related risk factors with respect to such investments. The impact of a particular risk on an Investment Fund managed by an Investment Manager will impact the Fund and, in turn, have a corresponding impact on the Fund.

All securities investments risk the loss of capital. The value of the Fund’s total net assets should be expected to fluctuate based on the fluctuation in the value of the Investment Funds in which the Fund invests. To the extent that the portfolio of an Investment Manager is concentrated in securities of a single issuer or issuers in a single industry, the risk of any investment decision is increased. An Investment Manager’s use of leverage is likely to cause the value of the Investment Manager’s portfolio to appreciate or depreciate at a greater rate than if leverage were not used.

Equity Securities
Investment Managers’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. Investment Managers also may invest in depositary receipts relating to foreign securities. Investment Funds that invest in securities issued by U.S. entities with substantial foreign operations may be subject to risks relating to economic, political or regulatory conditions in such foreign countries. (See “Foreign Securities” below.) Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Investment Managers may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. Investment Managers may purchase securities in all available securities trading markets.

Common Stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stocks. Preferred stock generally has a preference as to dividends and upon the event of liquidation, over an issuer’s common stock, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

45

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. Recent and potential future changes in government monetary policy may affect the level of interest rates. The credit standing of the issuer and other factors may also have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

Certain countries have experienced negative interest rates on deposits, and debt instruments traded at negative yields. A negative interest rate policy is an unconventional central bank monetary policy tool where nominal target interest rates are set with a negative value (i.e., below zero percent), which is intended to facilitate self-sustaining growth in the local economy. For example, if a bank charges negative interest, a depositor must pay the bank fees to keep money with the bank instead of receiving interest on deposits. There is a risk that negative interest rates will become more prevalent among non-U.S. issuers or even among U.S. issuers.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by an Investment Fund is called for redemption, the Investment Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on an Investment Fund’s ability to achieve its investment objective, which, in turn, could result in losses to the Fund.

Bonds and Other Fixed- Income Securities
Investment Managers may invest in bonds and other fixed-income securities. Investment Managers will invest in these securities when they offer opportunities for capital appreciation and may also invest in these securities for temporary defensive purposes and to maintain liquidity.

Fixed-income securities include, among other securities: bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. government or one of its agencies or instrumentalities (“U.S. Government Securities”) or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk). Further, certain municipalities of the United States and its territories are financially strained and may face the possibility of default on their debt obligations, which could directly or indirectly detract from the Investment Fund’s performance. The effects of coronavirus (COVID-19) and other future similar pandemics could affect the ability of states and political subdivisions to make payments on debt obligations when due and could adversely impact the value of their bonds, which could also negatively impact the performance of the Investment Funds.

46

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

Investment Managers may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (“NRSRO”) in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Manager to be of comparable quality. Non-investment grade debt securities (typically called “junk bonds”) are securities that have received a rating from a NRSRO of below investment grade or have been given no rating, and are considered by the NRSRO to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

The longer a fixed-income security’s duration, the more sensitive it will be to interest rate fluctuations. Similarly, longer average portfolio duration will also cause the Fund or an Investment Fund to be more sensitive to interest rate fluctuations. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity, and call features, among other characteristics. All other points remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed-income investments would generally be expected to decline by one percent for every year of the portfolio’s average duration above zero. For example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. The maturity of a security, another commonly used measure of price sensitivity, measures only the time until final payment is due, whereas duration takes into account the pattern of all payments of interest and principal on a security overtime, including how these payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate is reset (in the case of variable-rate securities). Duration measures sensitivity more accurately than maturity because it takes into account the time value of cash flows generated over the life of a debt security.

The CDOs in which Investment Managers may participate involve substantial organizational, syndication and ancillary fees. An investment in CDOs will frequently be subordinate in right of payment to other securities sold by the CDO and will not be readily marketable. Depending upon the default rate on the collateral of the CDO, substantial losses may be incurred on CDO investments. CDO structures are complex and evolving; investments in CDOs may be subject to a number of yet unanticipated risks. The CDO market experienced significant disruptions in 2008-2009 due to the sharply increased default rates on sub-prime and other mortgages. Similar disruptions may recur.

Master Limited Partnership (“MLP”) Risk
Investing in MLPs involves certain risks related to investing in the underlying assets of MLPs and risks associated with pooled investment vehicles. MLPs holding credit-related investments are subject to interest-rate risk and the risk of default on payment obligations by debt securities. In addition, investments in the debt and securities of MLPs involve certain other risks, including risks related to limited control and limited rights to vote on matters affecting MLPs, risks related to potential conflicts of interest between an MLP and the MLP’s general

47

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

partner, cash flow risks, dilution risks and risks related to the general partner’s right to require unit-holders to sell their common units at an undesirable time or price. An Investment Fund’s investments in MLPs may be subject to legal and other restrictions on resale or may be less liquid than publicly traded securities. Certain MLP securities may trade in lower volumes due to their smaller capitalizations, and may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity to enable the Investment Fund to effect sales at an advantageous time or without a substantial drop in price. If an Investment Fund is one of the largest investors in an MLP, it may be more difficult for the Investment Fund to buy and sell significant amounts of such investments without an unfavorable impact on prevailing market prices. Larger purchases or sales of MLP investments by an Investment Fund in a short period of time may cause abnormal movements in the market price of these investments. As a result, these investments may be difficult to dispose of at an advantageous price when the fund desires to do so. During periods of interest rate volatility, these investments may not provide attractive returns, which may adversely impact the overall performance of an Investment Fund, and thus the Fund. MLPs in which an Investment Fund may invest operate oil, natural gas, petroleum, or other facilities within the energy sector. As a result, an Investment Fund will be susceptible to adverse economic, environmental, or regulatory occurrences impacting the energy sector.

LIBOR Discontinuation Risk
Many debt securities, derivatives and other financial instruments may have previously utilized the London Interbank Offered Rate (“LIBOR”) as the reference or benchmark rate for variable interest rate calculations. However, following allegations of manipulation and concerns regarding liquidity, the UK Financial Conduct Authority (“FCA”) announced that LIBOR would be discontinued on June 30, 2023. As of September 30, 2024, the UK FCA has confirmed that all publications of LIBOR, including all synthetic publications of the 1-, 3-, and 6-month U.S. dollar LIBOR settings, have ceased.

Although the transition process away from LIBOR was well-defined in advance of the discontinuation dates, the impact on certain debt securities, derivatives and other financial instruments remains uncertain. Market participants have adopted alternative rates such as Secured Overnight Financing Rate (“SOFR”) or otherwise amended financial instruments referencing LIBOR to include fallback provisions and other measures that contemplated the discontinuation of LIBOR or other similar market disruption events, but neither the effect of the transition process nor the viability of such measures is fully known. To facilitate the transition of legacy derivatives contracts referencing LIBOR, the International Swaps and Derivatives Association, Inc. launched a protocol to incorporate fallback provisions. However, there are obstacles to converting certain longer term securities and transactions to a new benchmark or benchmarks and the effectiveness of one alternative reference rate versus multiple alternative reference rates in new or existing financial instruments and products has not been determined. Certain replacement rates to LIBOR, such as SOFR, which is a broad measure of secured overnight U.S. Treasury repo rates, are materially different from LIBOR, necessitating changes in the applicable spread for financial instruments transitioning away from LIBOR to accommodate the differences.

Foreign Securities and Forward Currency Exchange Contracts
Investment Managers may invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”) that represent indirect interests in securities of foreign issuers. Foreign securities in which Investment Managers may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. Investments in foreign securities are affected by risk factors generally not thought to be present in the United States. These factors include, but are not limited to, the following: varying custody, brokerage and settlement practices; difficulty in pricing; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the unavailability of financial information regarding the foreign issuer, including foreign government issuers, or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments;

48

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

limitations on the movement of funds or other assets of an Investment Fund between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Investments in foreign issuers may require significant government approvals under corporate, securities, exchange control, non-U.S. investment and other similar laws and regulations and may require financing and structuring alternatives and exit strategies that differ substantially from those commonly used in the United States. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries also involves higher brokerage and custodian expenses than does investment in domestic securities. Foreign securities may be subject to foreign taxes.

Other risks of investing in foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of an Investment Fund’s foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. In addition, an Investment Fund may incur costs in connection with conversion between various currencies. The foregoing risks may be greater in emerging industrialized and less developed countries. Additionally, the Holding Foreign Companies Accountable Act (HFCAA) could cause securities of foreign companies, including American depositary receipts, to be delisted from U.S. stock exchanges if the companies do not allow the U.S. government to oversee the auditing of their financial information. Although the requirements of the HFCAA apply to securities of all foreign issuers, the SEC has thus far limited its enforcement efforts to securities of Chinese companies. If securities are delisted, a fund’s ability to transact in such securities will be impaired, and the liquidity and market price of the securities may decline. The fund may also need to seek other markets in which to transact in such securities, which could increase the fund’s costs.

An Investment Manager may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving an Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a foreign security. This technique would allow the Investment Fund to “lock in” the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an Investment Fund’s existing holdings of foreign securities. There may be, however, imperfect correlation between an Investment Fund’s foreign securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may also be used for non-hedging purposes to pursue an Investment Fund’s investment objective, such as when an Investment Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund’s investment portfolio. There is no requirement that the Investment Funds hedge all or any portion of their exposure to foreign currency risks.

Emerging Markets
Investments in the securities of issuers based in countries with emerging-market economies are subject to greater levels of risk and uncertainty than investments in more-developed foreign markets, since emerging-market securities may present market, credit, currency, liquidity, legal, political, and other risks greater than, or in addition to, the risks of investing in developed foreign countries. These risks include: high currency exchange-rate fluctuations; increased risk of default (including both government and private issuers); greater social, economic, and political uncertainty and instability (including the risk of war); more substantial governmental involvement in the economy; less governmental supervision and regulation of the securities markets and participants in those markets, possibly allowing for additional market manipulation concerns; controls on foreign investment and limitations on repatriation of invested capital and on a fund’s ability to exchange local currencies for U.S. dollars;

49

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

unavailability of currency hedging techniques in certain emerging-market countries; the fact that companies in emerging-market countries may be newly organized, smaller, and less seasoned; the difference in, or lack of recordkeeping, accounting, auditing and financial reporting requirements or standards, which may result in the unavailability of material information about issuers; different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions; difficulties in obtaining and/or enforcing legal judgments against non-U.S. companies and non-U.S. persons, including company directors and officers, in foreign jurisdictions; and significantly smaller market capitalizations of emerging-market issuers. In addition, shareholders of emerging market issuers, such as the fund, often have limited rights and few practical remedies in emerging markets. Finally, the risks associated with investments in emerging markets often are significant, and vary from jurisdiction to jurisdiction and company to company.

Leverage
Borrowing by Investment Funds for investment purposes (a practice known as “leverage”) is a speculative practice that involves certain risks. Some or all of the Investment Managers may make margin purchases of securities, which means they will borrow money from brokers and banks for investment purposes.

Trading equity securities on margin generally involves an initial cash requirement representing at least 50% of the underlying security’s value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions.

As a general matter, the banks and dealers that provide financing to the Fund or an Investment Fund can apply essentially discretionary margin, haircut, financing, security and valuation policies. Changes by banks and dealers in such financing policies, or the imposition of other credit limitations or restrictions, whether due to market circumstances or governmental, regulatory or judicial action, may result in large margin calls, loss of financing, forced liquidation of positions at disadvantageous prices, termination of swap and repurchase agreements and cross-defaults to agreements with dealers. Any such effects may be exacerbated if such limitations or restrictions are imposed suddenly and/or by multiple market participants at or about the same time. The imposition of such limitations or restrictions could compel the Fund or an Investment Fund to liquidate all or part of its portfolio at disadvantageous prices. As such, the Fund could be impacted by an Investment Fund’s borrowing.

Although leverage will increase investment return if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if an Investment Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the volatility of changes in the value of an investment in the Investment Funds. In the event that an Investment Fund’s equity or debt instruments decline in value, the Investment Fund could be subject to a “margin call” or “collateral call,” pursuant to which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund’s assets, the Investment Manager might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Investment Manager also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

50

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

In addition to the Investment Funds, the Fund is also authorized to borrow. The Fund may borrow money for certain purposes, such as making payments to Investment Funds in accordance with the Fund’s investment commitments, repurchasing Shares and paying fees and expenses of the Fund, subject to any limitations imposed by applicable law. The 1940 Act requires an investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This means that the value of the investment company’s total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). Since the Investment Funds generally will not be registered under the 1940 Act, these limits generally would not apply to the Investment Funds and, therefore, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great.

During periods of “credit squeezes” or “flights to quality,” the market for credit instruments, other than U.S. Treasury bills, can become substantially reduced. This poses a particular risk that leveraged positions held by Investment Funds may need to be sold at discounts to fair value in order to meet margin calls. Particularly in the case of strategies that leverage positions in less liquid instruments, if an Investment Fund implementing such strategies is forced to sell positions at a discount, such Investment Fund’s dealers may reduce the value of such Investment Fund’s outstanding positions, resulting in additional margin calls as loan to value triggers are hit under prime brokerage and swap agreements. In addition to the risk of discounted sales of assets made to meet margin calls causing a reduction in the dealer values of similar assets held by an Investment Fund and further margin calls, there is the risk that the need to meet margin calls could lead to material reductions in an Investment Fund’s holdings. Similarly, “funds of funds” may have to redeem from the more liquid strategies to fund their own redemptions, materially adversely affecting the performance of such strategies. Selling liquid assets to fund margin calls on illiquid assets increases the illiquidity of an Investment Fund’s overall portfolio—potentially materially increasing the risk of major, if not total, losses. The availability of leverage, both to Investment Funds and to funds investing in Investment Funds, was materially reduced during the market disruptions of 2008–2009, and its availability continues to be restricted. This trend may continue. In addition, the general availability of leverage may be limited by regulation. An ongoing reduction and/or increase in the cost of leverage could materially diminish the profit potential of many of the strategies and/or sub-strategies in which the Fund invests.

The use of leverage may increase the opportunities for gain, but also may substantially increase the risks of volatility and loss.

Short Sales
Some or all of the Investment Managers may attempt to limit an Investment Fund’s exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Investment Manager believes possess volatility characteristics similar to those being hedged. In addition, the Investment Managers may use short sales for non-hedging purposes to pursue their investment objectives. For example, an Investment Fund may “short” a security of a company if, in the Investment Manager’s view, the security is over-valued in relation to the issuer’s prospects for earnings growth.

To effect a short sale, the Investment Manager will borrow a security from a brokerage firm to make delivery to the buyer. The Investment Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Investment Manager, which would result in a loss or gain, respectively. These techniques are speculative and, in certain circumstances, can substantially increase the impact of adverse price movements on an Investment Fund’s portfolio. A short sale of a security involves the risk of an unlimited increase

51

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

in the market price of the security, which could result in an inability to cover the short position and thus a theoretically unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase.

Another risk is that the short seller may be forced to unwind a short sale at a disadvantageous time for any number of reasons. For example, although a short seller may attempt to mitigate losses by replacing the securities sold short before the market price has increased significantly, under adverse market conditions the short seller might have to sell portfolio securities that the short seller otherwise would have retained in order to raise the capital necessary to replace the securities sold short. In addition, a lender may call back a security at a time when the market for such security is illiquid or additional securities are not available to borrow, forcing the short seller to cover the short sale, by repurchasing the underlying security, at a price that results in a significant loss.

An Investment Fund may also make short sales against-the-box, in which it sells short securities it owns or has the right to obtain without payment of additional consideration. If an Investment Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in-kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. An Investment Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box.

From time to time, certain traders may attempt to profit by forcing short sellers to cover their short positions. These traders make large purchases of a security that has been sold short with the objective of driving up the price of such security through their purchases in the expectation that short sellers will seek to limit their losses by buying such security in the open market for return to their lenders, thereby driving the price of such security even higher: a so-called “short squeeze.” For example, in January 2021, a short squeeze of the stock of the American video game retailer GameStop and other securities took place, causing major financial consequences and substantial losses for short sellers, including a number of hedge funds and funds of hedge funds. The short squeeze was triggered by users of various social media sites with the apparent intent of driving up the price of GameStop and other securities for reasons unrelated to the underlying fundamentals of the issuers. There can be no assurance that other coordinated and targeted short squeezes such as those that occurred in January 2021 will not happen again in the future.

Reverse Repurchase Agreements
Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage, which may also increase the volatility of an Investment Fund’s investment portfolio and therefore increase fluctuations in the Investment Fund’s net asset value.

Foreign Currency Transactions
The Investment Managers may engage in foreign currency transactions for a variety of purposes, including to fix in U.S. dollars, between trade and settlement date, the value of a security an Investment Fund has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Investment Fund already owns, particularly if the Investment Manager expects a decrease in the value of the currency in which the foreign security is denominated.

52

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve an Investment Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Investment Fund contracted to receive in the exchange. An Investment Manager’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Money Market Instruments
Each Investment Manager may invest, for defensive purposes or otherwise, some or all of an Investment Fund’s assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Investment Manager deems appropriate under the circumstances. Pending allocation of the offering proceeds and thereafter, from time to time, the Fund also may invest in these instruments. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Purchasing Initial Public Offerings
The Investment Managers may purchase securities of companies in initial public offerings or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies and, thus, for Shares. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by Shareholders. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving them.

Special Investment Instruments and Techniques
The Investment Managers may utilize a variety of special investment instruments and techniques (a number of which are described below) to hedge the portfolios of the Investment Funds against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue an Investment Fund’s investment objective. These strategies may be executed through derivative transactions. The instruments the Investment Managers may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that the Investment Managers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

Derivatives. Some or all of the Investment Managers may invest in, or enter into financial instruments which derive their performance, at least in part, from the performance of an underlying asset, index or interest rate (“Derivatives”). Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit an Investment Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the Investment Manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on an Investment Fund’s performance.

53

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

Uncertainties remain as to how the markets for certain derivative instruments will perform during periods of unusual price volatility or instability, market illiquidity or credit distress. A number of these markets have a limited history of operating during a period of “market crisis.” Certain market conditions have, for example, made it impossible for an Investment Manager to liquidate derivative positions to limit losses or recognize profits or to maintain such positions to continue to hedge other market exposures. If an Investment Manager invests in Derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Investment Fund’s return or result in a loss.

An Investment Fund also could experience losses if Derivatives are poorly correlated with its other investments, or if an Investment Manager is unable to liquidate its position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives. Regulatory changes in Derivatives markets could impact the cost of or an Investment Fund’s ability to engage in derivative transactions.

Many derivative instruments are traded not on exchanges but through an informal network of banks and dealers that have no obligation to make markets in such instruments. The trading of over-the-counter derivatives involves a variety of risks, including: (i) counterparty risk; (ii) basis risk; (iii) interest-rate risk; (iv) settlement risk; (v) legal risk; and (vi) operational risk.

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (including the regulations promulgated and to be promulgated thereunder, “Dodd-Frank Act”), enacted in July 2010 includes provisions that comprehensively regulate the over-the-counter derivatives markets for the first time.

The Dodd-Frank Act requires that a substantial portion of over-the-counter derivatives must be executed in regulated markets and be submitted for clearing to regulated clearinghouses.

The Dodd-Frank Act significantly expanded the CFTC’s authority to impose position limits with respect to futures contracts, options on futures contracts, swaps that are economically equivalent to futures or options on futures, swaps that are traded on a regulated exchange and certain swaps that perform a significant price discovery function. In October 2020, the CFTC adopted a new position limits rule (“New Position Limits Rule”). Among other changes, the New Position Limits Rule: (i) creates higher federal position limits for the nine legacy agricultural contracts, (ii) mandates sixteen (16) non-legacy contracts and associated referenced contracts (including economically equivalent swaps) to become subject to federal position limits and (iii) requires Exchanges to share additional trading data with the CFTC. The requirements of the New Position Limits Rule are subject to additional phase-in periods. The CFTC also recently adopted position limits on certain physical commodity swaps. Effective January 1, 2023, the size or duration of positions available to an Investment Fund may be further severely limited, such that the Investment Fund could be required to liquidate positions or constrain the implementation of trading instructions.

The CFTC and the U.S. futures exchanges’ rules require “aggregation” of positions across multiple accounts for which a person directly or indirectly controls trading or holds a 10% or greater ownership interest, as well as the positions of any other entity with whom the person trades pursuant to an express or implied agreement. Aggregation is not done on a pro rata basis, meaning that if an Investment Manager controls or holds a 10% or greater interest in another entity or account, such Investment Manager and its Investment Fund may be required to count 100% of that entity’s futures positions in determining their own compliance with speculative position limits. An Investment Fund could be required to liquidate positions it holds in order to comply with position limits or may not be able to fully implement trading instructions generated by its trading models, in order to comply with position limits. Any such liquidation or limited implementation could result in substantial costs to the Investment Fund.

54

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

All trading accounts owned or managed by an Investment Manager and its principals are combined for the purposes of applying the speculative position limits established by the CFTC and the Exchanges. With respect to trading in financial instruments subject to position limits, the Investment Manager may reduce the size of the positions that would otherwise be taken in such financial instruments and may not trade certain financial instruments in order to avoid exceeding such limits. Such modification, if required, could adversely affect the operations and profitability of the Investment Funds. In the event that an Investment Manager is required to modify positions as a result of reaching speculative position limits, such liquidation would be done on a pro rata basis across all accounts involved (including the applicable Investment Fund, if applicable).

Options and Futures. The Investment Managers may utilize options and futures contracts. They also may use so-called “synthetic” options or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Investment Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid and, in such cases, an Investment Manager may have difficulty closing out its position. Over-the-counter options purchased and sold by the Investment Managers also may include options on baskets of specific securities.

The Investment Managers may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which an Investment Fund owns the underlying security. The sale of such an option exposes an Investment Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on an Investment Fund’s books or with the Investment Fund’s custodian to fulfill the obligation undertaken. The sale of such an option exposes an Investment Fund during the term of the option to a decline in price of the underlying security while depriving the Investment Fund of the opportunity to invest the segregated assets.

An Investment Manager may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. An Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, an Investment Manager would ordinarily make a similar “closing sale transaction,” which involves liquidating the underlying position by selling the option previously purchased, although the Investment Manager would be entitled to exercise the option should it deem it advantageous to do so.

55

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

The Investment Funds may use derivatives that are subject to regulation by the CFTC. However, with respect to the Fund, GCMLP currently relies on the no-action relief afforded by CFTC Staff Letter No. 12-38 and the exception from “commodity pool operator” registration in CFTC Regulation 4.5. Therefore, GCMLP will not be required to deliver a CFTC disclosure document to Shareholders, nor will it be required to provide Shareholders certified annual reports that satisfy the requirements of CFTC regulations generally applicable to registered CPOs. As of the date of this Prospectus, there is no certainty that the Adviser or other parties will be able to rely on these exclusions and exemptions in the future. Any necessary compliance and reporting obligations to comply with additional CFTC regulation may increase Fund expenses or otherwise negatively impact the Fund.

The Investment Managers may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits an Investment Manager might realize in trading could be eliminated by adverse changes in the exchange rate, or an Investment Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss to the Investment Funds which could adversely affect the value of the Fund’s net assets and result in a loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Investment Funds to substantial losses.

Successful use of futures also is subject to the Investment Manager’s ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Pursuant to regulations or published positions of the CFTC, an Investment Manager may be required to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. If an Investment Manager is required to do so, the segregation of such assets will have the effect of limiting its ability to otherwise invest those assets.

Some or all of the Investment Managers may purchase and sell stock index futures contracts for the Investment Funds. A stock index future obligates an Investment Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

Some or all of the Investment Managers may purchase and sell interest rate futures contracts for the Investment Funds. An interest rate future obligates an Investment Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Investment Managers may purchase and sell currency futures. A currency future obligates an Investment Fund to purchase or sell an amount of a specific currency at a

56

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

future date at a specific price. Derivatives associated with foreign currency transactions are subject to currency risk.

Call and Put Options on Securities Indices. Some or all of the Investment Managers may purchase and sell for the Investment Funds call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by the Investment Manager of options on stock indexes will be subject to the Investment Manager’s ability to correctly predict movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. Some or all of the Investment Managers may enter into equity, interest rate, index and currency rate swap agreements on behalf of the Investment Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by the Investment Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, an Investment Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that an Investment Fund is contractually obligated to make. If the other party to a swap defaults, an Investment Fund’s risk of loss consists of the net amount of payments that the Investment Fund contractually is entitled to receive.

Credit Default Swaps. Some or all of the Investment Managers may purchase or sell credit default swaps, which are structured to transfer the credit exposure of fixed income products between parties. Under such transactions, the purchaser of the credit default swap will make payments to the seller, and in return, the seller agrees to pay off the debt if the underlying third

57

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

party defaults on the loan. Investment Managers may use credit default swaps for hedging (and non-hedging) purposes, as the swaps may act as protection against non-payment by the underlying third party by transferring the risk of default from the holder of the security (the buyer) to the seller of the swap. When used in respect of a basket of securities or an index, credit default swaps may be used to profit from changes in the perceived credit risk of the referenced securities. If the Investment Manager incorrectly assesses the amount or timing of these changes, the position may lose money, possibly on an economically leveraged basis.

Lending Portfolio Securities
Some or all of the Investment Managers may lend securities from their portfolios to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending portfolio continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords it an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. An Investment Fund might experience losses if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued and Forward Commitment Securities
Some or all of the Investment Managers may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions, if effected by the Fund, will be subject to the Fund’s limitation on indebtedness unless, at the time the transaction is entered into, a segregated account consisting of cash, U.S. Government Securities or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Manager on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund may incur a loss.

Restricted and Illiquid Investments
Although it is anticipated that most Investment Funds will invest primarily in publicly traded securities, they generally may invest a portion of the value of their total assets in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. Illiquid investments are any investments that the Investment Fund reasonably expects cannot be sold or disposed of in current market

58

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.

Where registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Manager may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, an Investment Fund might obtain a less favorable price than prevailed when it decided to sell. Investment Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

In addition, the Fund’s interests in unregistered Investment Funds are themselves illiquid and subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from an Investment Fund pursuant to limited withdrawal rights. In general, most of the Investment Funds in which the Fund invests provide for periodic withdrawals of capital ranging from monthly to annually and, in some cases, have lock up provisions under which the Fund may not withdraw capital for a specified period after the date of its contribution. Additionally, the governing documents of the Investment Funds generally provide that the Investment Fund may suspend, limit or delay the right of its Shareholders, such as the Fund, to withdraw capital. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time.

Binary Investments
Certain investments by the Investment Funds may depend on discrete events with binary outcomes in which there is potentially a material and abrupt adjustment to net asset value (a “gapping” net asset value) at the point that the result of a certain event is determined. For example, certain of the investments may be subject to litigation, and the outcome of litigation is usually unpredictable and such proceedings may continue without resolution for extended periods of time. While the market prices of such investments may be affected by the perceived change in probability of a certain outcome, until there is a final resolution, there is a material potential uncertainty in the net asset values as currently determined. Subscriptions and redemptions will, however, be processed at what is determined to be “fair value,” which may or may not factor in any such “gapping” (which GCMLP believes cannot be reasonably predicted, much less quantified). As a result, subscribing and redeeming Shareholders are subject to the risk of economic dilution, i.e., to the risk of a subscription or redemption being processed in accordance with a net asset value which is suddenly and materially changed by the outcome of a certain event. The risk of such economic dilution will typically increase the nearer an outstanding transaction in which the Investment Fund is invested comes to its “decision date.”

Investments in Third-Party Legal Claims
Investment Managers may make investments to fund third-party legal claims in return for a share of any favorable settlement or award. Such investments create the risk of a complete loss of investment where a claim proves unsuccessful. There exists a large degree of uncertainty with respect to the outcome of any claim, including the amount of damages that may be assessed. Such uncertainties may result in a judgment or settlement for amounts lower than predicted, or a failure to reach a settlement. Finally, even if a case is resolved in favor of the Investment Manager’s position, there exists uncertainty with respect to the ability of the opposing party and/or its insurance company to pay a settlement or judgment. As the timing and amounts recovered in such cases are outside of the Investment Manager’s control, the returns on the Fund’s or the Investment Fund’s investments may be affected.

59

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

Use of Proceeds; Cash Equivalents
The net proceeds of the offering of Shares (after payment of expenses) are expected to be invested at all times in accordance with the investment objectives and policies of the Fund as soon as practicable, consistent with normal market conditions and the availability of suitable investments, generally within three months of receipt, and in any event, not more than after six months of receipt. The Fund may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes. (See “Types of Investments and Related Risk Factors—Money Market Instruments.”) The Investment Managers may also invest in such cash equivalents.

60

INVESTMENT POLICIES AND RESTRICTIONS

The Fund has adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of the Fund’s outstanding voting securities (as defined by the 1940 Act). The Fund’s fundamental investment restrictions are as follows:

(1)
The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry, except that: the Fund will invest 25% or more of the value of its total assets in Investment Funds, except during temporary adverse market conditions affecting Investment Funds in which the Fund may invest, but will not invest 25% or more of the value of its total assets in Investment Funds that focus on investing in any single industry. For the purpose of applying the 25% industry limitation, the Fund will consider the investments of underlying Investment Funds when determining compliance with this policy to the extent the Fund has sufficient information about such investments. The Fund will make reasonable efforts to obtain information about the current concentration of such underlying investments.

(2)
The Fund will not issue senior securities, including senior securities representing stock, except to the extent permitted by the 1940 Act. The Fund may (a) borrow money from banks, brokers and other lenders to finance portfolio transactions and engage in other transactions, and (b) the Fund may borrow money for temporary or emergency purposes or in connection with repurchases of, or tenders for, Shares.

(3)	The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

(4)
The Fund will not make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies.

(5)
The Fund will not purchase or sell commodities or commodity contracts, except that it may purchase and sell foreign currency, options, futures and forward contracts, including those related to indexes, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(6)	The Fund will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate.
These investment restrictions may not be changed by the Fund without the vote of a majority of the outstanding voting securities of the Fund. The investment restrictions and other policies described herein do not apply to Investment Funds. If a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.
Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called, (A) of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy or (B) of more than 50% of the outstanding voting securities of the company, whichever is less.
The Adviser will not cause the Fund to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the 1940 Act or as otherwise permitted by applicable law. The Fund and Investment Funds may effect brokerage transactions through affiliates of the Adviser, subject to compliance with the 1940 Act. (See “Conflicts of Interest” and “Brokerage”)
The Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in Investment Funds. The Fund will provide Shareholders with at least 60 days prior notice of any change in the policy.

61

ADDITIONAL RISK FACTORS

Borrowing
The Fund is authorized to borrow. The Fund may borrow money for certain purposes, such as making payments to Investment Funds in accordance with the Fund’s investment commitments, repurchasing Shares and paying fees and expenses of the Fund, subject to any limitations imposed by applicable law. Although the Fund does not anticipate borrowing at such levels, in all cases the Fund will maintain continuous asset coverage for borrowings of 300% in compliance with the requirements of the 1940 Act. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to liquidate investments in Investment Funds to reduce its borrowings and restore the 300% asset coverage at times or in amounts that are not advantageous to the Fund. Borrowing may exaggerate the effect on net asset value of any increase or decrease in the market value of the Fund, as applicable. The Fund may borrow money on a secured or unsecured basis for certain purposes, such as to address timing mismatches between inflows and outflows of capital to and from the Fund in connection with (i) investor subscriptions and repurchases/withdrawals, (ii) the Fund’s investment activities; and (iii) the payment of fees, expenses and other obligations of the Fund in the ordinary course of business. The Fund may not borrow for longer-term, strategic investment purposes or to generate out-sized returns. All interest and other fees charged under any line of credit or other borrowing arrangements will be paid by the Fund, as applicable. If the cash flows of the Fund are insufficient to meet required payments on a line of credit or other borrowing arrangements, the Fund could be forced to liquidate investments in Investment Funds at times or in amounts that are not advantageous to the Fund.

Risk of Non-Diversified Fund
The Fund is non-diversified. Compared to diversified funds, it may invest a higher percentage of its assets among fewer Investment Funds. In certain situations, being non-diversified may reduce the Fund’s risks by enabling it to avoid investing in certain countries, regions or sectors that exhibit above average risks. However, being non-diversified may also increase the Fund’s risk by magnifying the impact (positively or negatively) that only one Investment Fund has on the Fund’s performance.

Investment Manager Performance-Based Compensation
Each Investment Manager generally will receive performance-based compensation, expected to range from 15% to 25% of net profits. The performance-based compensation that will be received by an Investment Manager may create an incentive for the Investment Manager to make investments that are riskier or more speculative than those that might have been made in the absence of the performance-based compensation. In addition, because the performance-based compensation will be calculated on a basis that includes realized and unrealized appreciation of an Investment Fund’s assets, the performance-based compensation may be greater than if it were based solely on realized gains. The fees and other expenses borne by the Fund, including the performance-based compensation indirectly payable by the Fund as a result of its investments in Investment Funds, are higher than those of other registered investment companies.

Increase or Decrease in Assets under Management
As the Fund’s assets increase or as an Investment Fund’s assets increase, more capital may be allocated to any particular Investment Fund. It is not known what effect, if any, this will have on an Investment Fund’s trading strategies or its investment results. Conversely, in the event the Fund’s assets decrease, the Fund’s expense ratio may increase and the investment opportunities available to the Fund may be reduced. In addition, in such event, the Fund may have a larger relative investment in a particular Investment Fund than is desirable. This may have the effect of substantially increasing the Fund’s ratio of illiquid to liquid investments and negatively impact performance.

In addition, the Fund is subject to the risk that a large shareholder could request that the Fund repurchase a large percentage of Shares and/or that the Selling Agents could do so on behalf of several Shareholders in the Fund. Such repurchase requests may be very substantial relative to the size of the Fund and carry potentially adverse effects. For example, such repurchase requests may cause the Fund to make investment decisions at inopportune times, including liquidating certain of its investments more rapidly than otherwise desirable, or miss attractive

62

ADDITIONAL RISK FACTORS

investment opportunities. While it is not possible to predict the overall effect of such repurchase requests, such transactions may adversely affect the Fund’s performance.

Liquidity Risks

Shares are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer. Although the Fund may offer to repurchase Shares from time to time, a Shareholder may not be able to liquidate its Shares of the Fund for an extended period of time. The Adviser expects that it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders four times each year, effective at the end of each calendar quarter. (See “Redemptions, Repurchases of Shares and Transfers.”)

Distributions of proceeds upon the repurchase of a Shareholder’s Shares may be delayed as a result of restrictions on withdrawals imposed by the Investment Funds in which the Fund’s assets are invested. The ability of the Fund to withdraw any amount invested in an Investment Fund may be subject to certain restrictions and conditions, including restrictions on the withdrawal of interests for a specified period (a “lock-up”), restrictions on the amount of withdrawals and the frequency with which withdrawals can be made, and investment minimums which must be maintained. Additionally, Investment Managers typically reserve the right to suspend withdrawals and to satisfy withdrawals by making distributions in-kind of securities which may not be marketable, under certain circumstances. During past financial market crises, private investment funds have suspended withdrawals or redemptions, allocated substantial portions of their portfolios to “special purpose vehicles” with delayed liquidity and/or “side-pocketed” or “designated” portions of their portfolios, due to what the Investment Managers of such funds believed to be an inability to effect portfolio transactions at reasonable price levels. In addition, although the Investment Managers generally invest in marketable securities, an Investment Manager may invest in securities or other investments which are illiquid or have limited liquidity, including, but not limited to, restricted securities which may have terms that limit their resale to other Shareholders or may require registration under applicable securities laws before they may be sold publicly. The extent (if at all) to which a security may be sold or a derivative position closed without negatively impacting its market value, may be impaired by reduced market activity or participation, legal restrictions, or other economic and market impediments. Liquidity risk may be magnified in rising interest rate environments due to the potential for higher than normal redemption rates. Widespread selling of fixed-income securities to satisfy redemptions during periods of reduced demand may adversely impact the price or salability of such securities. Redemption risk is heightened during periods of declining or illiquid markets. For these reasons, it is possible that a significant portion of the Fund may become illiquid or have limited liquidity, which would adversely affect the ability of the Fund to make offers to repurchase Shares, or to deploy and re-deploy its capital. In addition, if the Fund makes a substantial redemption from an Investment Fund in order to satisfy Fund repurchases or for any other reason, the Investment Fund may be required to liquidate its portfolio more rapidly than the Investment Manager would otherwise deem advisable, potentially resulting in losses.

Distributions to Shareholders and Dividend Reinvestment
Distributions will be paid at least annually on the Shares in an amount representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor requiring routine distributions of income.

Each Shareholder will automatically be a participant under the Fund’s Dividend Reinvestment Plan (“DRP”) and have all income dividends and/or capital gains distributions automatically reinvested in Shares. Election not to participate in the DRP and to receive all income dividends and/or capital gain distributions, if any, in cash may be made by notice to the Fund or to a Shareholder’s broker or other intermediary (who should be directed to inform the Fund).

Counterparty Credit Risk
Many of the markets in which the Investment Managers effect their transactions are “over-the-counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange-based” markets. To

63

ADDITIONAL RISK FACTORS

the extent an Investment Fund enters into swaps or other transactions in derivatives or synthetic instruments, or other over-the-counter transactions, it assumes a credit risk with regard to parties with which it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Investment Funds are also subject to the risk that counterparties will not settle transactions in accordance with their terms and conditions because of disputes over the terms of the contracts (whether or not bona fide) or because of credit or liquidity problems, which may result in Investment Funds suffering losses. Investment Funds that invest in fixed-income securities are subject to varying degrees of risk that the issuers of the securities will have their credit rating downgraded or will default, potentially reducing such Investment Fund’s net asset value and income level. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where an Investment Fund has concentrated its transactions with a single or small group of counterparties. Investment Funds are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Investment Funds to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

Investment Funds could experience situations with counterparties, banks and other financial institutions that adversely impact the performance of the Fund, such as the failure of counterparties to perform their contractual commitments, the financial difficulties, fraud or misrepresentation of brokerage firms, banks or other financial institutions that hold assets of Investment Funds, the failure of exchanges and clearinghouses, suspensions of trading, or counterparties holding assets in unregulated rather than regulated accounts, natural disasters, epidemics and terrorist attacks, and cybersecurity breaches.

Cybersecurity, Operational and Data Protection Risk
With the increased use of technologies, such as mobile devices and “cloud”-based service offerings and the dependence on the Internet and computer systems to perform necessary business functions, the Fund and the Investment Funds’ service providers are susceptible to operational and information or cybersecurity risks that could result in losses to the Fund, the Investment Funds and its shareholders. Information and technology systems relied upon by the Investment Funds, GCMLP, any service providers (including, but not limited to, accountants, custodians, transfer agents, administrators, distributors and other financial intermediaries) and/or the issuers of securities in which the Investment Funds or Fund invest may be vulnerable to damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons, security breaches, usage errors, power outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Cyber-attacks can also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on service providers’ systems or websites rendering them unavailable to intended users or via “ransomware” that renders the systems inoperable until appropriate actions are taken. Although measures to manage risks relating to these types of events have been implemented, if these systems are compromised, become inoperable for extended periods of time or cease to function properly, significant investment may be required to fix or replace them. The failure of these systems and/or of disaster recovery plans could cause significant interruptions in the operations of the Investment Funds, the Fund, GCMLP, service providers and/or issuers of securities in which the Investment Funds or Fund invest and may result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to Shareholders (and the beneficial owners of Shareholders), misuse of confidential or proprietary information, and theft of assets. The failure of these systems, including cyber-events, have the potential to affect materially the Fund and the Adviser’s relationships with accounts, Shareholders, clients, customers, employees, products, and service providers. The Fund has established risk management systems reasonably designed to seek to reduce the

64

ADDITIONAL RISK FACTORS

risks associated with such system failures and cyber-events. Such a failure could cause reputational harm subjecting such entities and their respective affiliates to legal claims or otherwise affect their business and financial performance. There is no guarantee that the Fund will be able to prevent or mitigate the impact of system failures or cyber-events.

In addition, other disruptive events, including (but not limited to) natural disasters and public health crises, may adversely affect the Fund or an Investment Fund’s ability to conduct business, in particular if the Fund or an Investment Fund’s employees or the employees of its service providers are unable or unwilling to perform their responsibilities as a result of any such event. Even if the Fund or an Investment Fund’s employees and the employees of its service providers are able to work remotely, those remote work arrangements could result in the Fund or an Investment Fund’s business operations being less efficient than under normal circumstances, could lead to delays in its processing of transactions, and could increase the risk of cyber-events.

The Fund and the Investment Funds are exposed to operational risk arising from a number of factors, including, but not limited to human error, processing and communication errors, errors of the fund’s service providers, counterparties, or other third parties, failure or inadequate processes and technology or system failures.

Manager Risks
Generally, the risks associated with the Fund’s investments with Investment Managers includes:

•
an Investment Manager’s dependence on a strictly limited number of key professionals;

•
significant structural changes in an Investment Manager’s operations;

•
fraud or misrepresentation on the part of an Investment Manager or its personnel;

•
an Investment Manager’s failure to comply with applicable legal, registration, tax or regulatory requirements;

•
human error and poor judgment on the part of an Investment Manager’s personnel; and

•
systems malfunctions and other operational failures.

Regulatory Risks
Generally, the risks associated with:

•
investing both in unregulated entities and in securities sold in unregistered offerings;

•
the Adviser, the Distributor, the Selling Agents, the Fund, the Investment Managers and the Investment Funds operating in a changing regulatory environment, including the risks of regulatory inquiries, new legislation, new regulations and government intervention;

•
recent regulatory changes and developments affecting global markets; and
•
the Fund needing to comply with numerous regulations restricting its offering procedures.

Investment Fund Concentration Risk	At times, an Investment Fund’s investments may be concentrated in a particular industry or economic sector of the economy. This means that the Fund’s performance could be more volatile than anticipated. The Fund may be more susceptible to the impact of market, economic, regulatory and other factors than other types of investments. Furthermore, the Fund’s investment in a limited number of Investment Funds could result in greater volatility than if it invested in a broader range of Investment Funds. The Fund, at the time of investment, will not invest more than 25% of the value of its total assets in Investment Funds that focus on investing in any single industry.

Special Risks of Multi-Manager Structure	The Investment Funds generally will not be registered as investment companies under the 1940 Act and, therefore, the Fund, as an indirect investor in these Investment Funds, will not

65

ADDITIONAL RISK FACTORS

have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies, such as mutual funds. Although GCMLP receives detailed information from each Investment Manager regarding its investment performance and investment strategy, GCMLP may have little or no means of independently verifying this information. An Investment Manager may use proprietary investment strategies that are not fully disclosed to GCMLP, which may involve risks that are not anticipated by GCMLP.

The Fund relies primarily on information provided by Investment Managers in valuing its investments in Investment Funds. There is a risk that inaccurate valuations provided by Investment Managers could indirectly adversely affect the value of Shares and the amounts Shareholders receive upon the repurchase of Shares.

For the Fund to complete its tax reporting requirements and to provide an audited annual report to Shareholders, it must receive information on a timely basis from the Investment Managers.

A Shareholder who meets the conditions imposed by the Investment Managers, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly with the Investment Managers. By investing in the Investment Funds indirectly through the Fund, a Shareholder bears a pro rata portion of the asset-based fee and other expenses of the Fund and also indirectly bears a pro rata portion of the asset-based fees, performance-based compensation and other expenses borne by the Fund as an investor in Investment Funds.

Each Investment Manager receives any performance-based compensation to which it is entitled irrespective of the performance of the other Investment Managers and the Fund generally. Accordingly, an Investment Manager with positive performance may receive performance-based compensation from the Fund, and thus indirectly from the Shareholders in the Fund, even if the Fund’s overall returns are negative. Investment decisions for the Investment Funds are made by the Investment Managers independently of each other. As a result, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold by another Investment Fund. Consequently, the Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result.

The Fund may make additional investments in or effect withdrawals from Investment Funds only at certain times pursuant to limitations set forth in the governing documents of the Investment Funds. Therefore, the Fund may not be able to withdraw its investment in an Investment Fund promptly after it has made a decision to do so, which may result in a loss to the Fund and adversely affect the Fund’s investment return. Additionally, the Fund from time to time may have to invest some of its assets temporarily in money market securities or, subject to the limitations of the 1940 Act, money market funds, due to these limitations.

The Fund expects it may purchase non-voting securities of an Investment Fund or waive some or all of its right to vote its securities with respect to Investment Funds. Consequently, in that situation, it may not be able to vote (or would have its vote limited) on matters that require the approval of the Shareholders in the Investment Fund, including matters that could adversely affect the Fund’s investment in the Investment Fund.

Investment Funds may be permitted to redeem their interests in-kind. Thus, upon the Fund’s withdrawal of all or a portion of its interest in an Investment Fund, the Fund may receive securities that are illiquid or difficult to value. In the event the Fund were to receive such securities from the Investment Fund, it would be required to dispose of such securities either through liquidation or by distributing such securities to Shareholders in connection with a repurchase by the Fund of all or a portion of Shares of Shareholders.

The Fund may, as a condition of investment in an Investment Fund, agree to indemnify such Investment Fund and/or its Investment Manager from any liability, damage, cost or expense

66

ADDITIONAL RISK FACTORS

arising out of various matters where the Investment Fund or Investment Manager has been adversely affected by the actions of the Fund.

Strategy Risk and Risk of Total Loss
Strategy-specific losses may result from any number of factors, including excessive concentration by multiple Investment Managers in the same investment and/or market sector, general market events or conditions that adversely affect particular strategies (e.g., illiquidity within a given market), faulty assumptions or analysis concerning market events or conditions and faulty or incomplete due diligence regarding markets or investments.

Quantitative Mathematical Models, Machine Learning Techniques and Artificial Intelligence
Recent technological advances in artificial intelligence and machine learning technology (collectively, Artificial Intelligence Technology), pose risks the Fund and the Investment Funds. The Fund and the Investment Funds could be further exposed to the risks of Artificial Intelligence Technology if third-party service providers or any counterparties, whether or not known to the Adviser, also use Artificial Intelligence Technology in their business activities. The Adviser will not necessarily be in a position to control the manner in which third-party products are developed or maintained or the manner in which third-party services are provided, even where it has sought contractual protection against such use.

The use of Artificial Intelligence Technology by any of the parties described in the previous paragraph could include the input of confidential information, including material non-public information (either by third-parties in contravention of non-disclosure agreements, or by employees of the Adviser in contravention of Grosvenor’s policies) into Artificial Intelligence Technology applications, resulting in such confidential information becoming part of a dataset that is accessible by other third-party Artificial Intelligence Technology applications and users.

Independent of its context of use, Artificial Intelligence Technology is generally highly-reliant on the collection and analysis of large amounts of data, and it is not possible or practicable to incorporate all relevant data into the model that Artificial Intelligence Technology utilizes to operate. Certain data in such models will inevitably contain a degree of inaccuracy and error, potentially materially so, and could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of Artificial Intelligence Technology. To the extent that the Fund or the Investment Funds or portfolio companies are exposed to the risks of Artificial Intelligence Technology use, any such inaccuracies or errors could have adverse impacts on the Fund and the investment Funds and portfolio companies.

Artificial Intelligence Technology and its applications, including in the private investment and financial sectors, continue to develop rapidly, and it is impossible to predict the future risks that may arise from such developments.

67

ADDITIONAL RISK FACTORS

Global Macro Strategy
GCMLP incorporates an element of its own analysis of macroeconomic conditions and economic variables into its determination of the strategies selected for the Fund. GCMLP’s inclusion of an element of its own market judgment into its Investment Manager selection process adds an additional dimension of risk, as GCMLP’s economic analysis may be materially incorrect as well as variable and inconsistent over time.

Portfolio Hedging Strategy
GCMLP may invest Fund capital in this defensive strategy intended (although there can be no assurance that it will be effective) to mitigate losses in the Fund in the event of major market disruptions. Disruptions of such magnitude historically have been rare and, as a result, the cost of hedging this risk may be excessive over time. An allocation to the portfolio hedging strategy is expected to perform poorly (and could potentially lose all or substantially all capital allocated to it) when global capital markets are stable or upward-trending. There can be no assurance that the Fund will, in fact, mitigate losses or that a “tail event” will occur during a period in which the Fund makes portfolio hedging investments.

Event-Driven Investing
Event-driven investing is characterized by relatively small profits on most investments when an event is consummated as expected and relatively large losses when an event is not consummated as expected, either because the anticipated event does not happen or the terms are adversely changed. Successful event-driven investing requires Investment Managers to analyze and evaluate the unique set of facts and circumstances of each event and to make judgments on the: (i) expected price to be realized; (ii) time to completion; (iii) probability of success; and (iv) loss if the investment goes wrong. There can be no assurance that Investment Managers will correctly evaluate these factors. The effectuation of mergers or other restructurings, tender offers, exchange offers or other event-driven transactions may be adversely affected by a number of factors, which include but are not limited to (i) regulatory and antitrust restrictions; (ii) political concerns; (iii) industry weakness; (iv) stock specific events; (v) financing limitations; and (vi) general market declines.

Relative-Value Hedging Strategies
The use by certain Investment Managers of “relative-value” hedging or arbitrage strategies does not necessarily mean that those strategies are without risk or substantial cost. Substantial losses may be recognized on “hedge” or “arbitrage” positions, and illiquidity and default on one side of a “relative-value” position can effectively result in the position being transformed into an outright speculation. “Relative-value” strategies typically are dependent on market liquidity. In 1994, 1998 and again in 2008-2009 when market liquidity was sharply reduced, a number of investment funds pursuing “relative-value” strategies incurred total losses.

Credit Strategies
Credit strategies are designed to isolate attractive opportunities in various fixed income securities, typically focused on corporate. Credit strategies are typically subject to many of the same risks as traditional fixed income strategies, including but not limited to interest rate risk, credit risk, and prepayment risk. Such risks may be exacerbated by the fact that Investment Manager’s may engage in the use of credit derivatives in order to gain exposure to a certain position. Recent and potential future changes in government monetary policy may affect the level of interest rates. Finally, while credit strategies are diverse, they can exhibit highly correlated losses during certain market periods.

Multi-Strategy
Multi-strategy portfolios seek to obtain a broad range of the various strategies discussed herein. As such, multi-strategy portfolios are subject to the risks and limitations of the various underlying strategies that they use. While a multi-strategy portfolio seeks to limit the losses due to any particular underlying strategy via diversification, certain underlying strategies can exhibit highly correlated losses during certain market periods.

Equity Strategies
Equity strategies involve the purchase and/or short sale of equity and/or equity-linked instruments in global markets. Most Investment Managers that engage in equity strategies tend to engage in “stock picking” rather than investing in broad-based indices. Investment Managers tend to rely on fundamental analysis in order to identify overvalued and/or undervalued

68

ADDITIONAL RISK FACTORS

securities. A failure by the Investment Manager to properly value securities or a market environment where fundamental analysis struggles (e.g., highly correlated markets) may result in losses.

Commodities Strategies
Commodity strategies typically involve the purchase and/or sale of derivative instruments linked to various commodities including, but not limited to, energy, agriculture, resources and metals. Commodities strategies rely on the ability of the Investment Managers to properly identify attractive opportunities and to express those ideas via the appropriate instruments. There is no assurance that the Investment Managers will achieve both of those requirements. In addition, the use of derivative instruments, including the inherent leverage of derivative investments, adds an additional layer of risk to commodity strategies.

Capital Call Structure Risk
Certain Investment Funds require the Fund to commit to fund future investments in the Investment Funds (“Unfunded Commitments”). These Investment Funds may, at their sole discretion, require the Fund to fund all or a portion of the Fund’s Unfunded Commitment amount at any time during a commitment period, which generally extends for multiple years from the date of the Fund’s initial commitment to such Investment Fund. Such an obligation may have the effect of requiring the Fund to increase its investment in a company at a time when it might not be desirable to do so. There is no assurance that the Fund will fund, or will have sufficient assets to fund, Unfunded Commitments. If the Fund defaults on its commitment to an Investment Fund or fails to satisfy capital calls to an Investment Fund in a timely manner then, generally, it will be subject to significant penalties, potentially including the complete forfeiture of the Fund’s investment in the Investment Fund. Any failure by the Fund to make timely capital contributions in respect of its Unfunded Commitments may also: (i) impair the ability of the Fund to pursue its investment strategy, (ii) force the Fund to borrow, or (iii) cause the Fund to be subject to certain penalties from the Investment Fund (including the complete forfeiture of the Fund’s investment in an Investment Fund). In addition, funding Unfunded Commitments could require the Fund to liquidate other positions at inopportune times and may prevent the Fund from achieving its investment objectives.

Legal and Regulatory Change
The U.S. Government and the Federal Reserve, as well as certain foreign governments and their central banks, have taken various steps designed to support and stabilize credit and financial markets since 2008. Reduction or withdrawal of this support, including increases in interest rates, failure of efforts to stabilize the markets, or investor perception that such efforts are not succeeding could negatively affect financial markets generally, as well as have an adverse impact on the liquidity and value of certain securities. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation. For example, the Dodd-Frank Act was enacted in the United States, reflecting a significant revision of the U.S. financial regulatory framework. The Dodd-Frank Act established a comprehensive framework for the regulation of markets, market participants and financial instruments that were previously have been unregulated and substantially altered the regulation of many other markets, market participants and financial instruments. The Dodd-Frank Act and regulations adopted pursuant to the Dodd-Frank Act could have a material adverse impact on the profit potential of the Fund and the Investment Funds. The impact of these changes and any future changes on the markets, and the practical implications for market participants, may not be fully known for some time. During periods of heightened market volatility or reduced liquidity, governments, their agencies, or other regulatory bodies, both within the United States and abroad, may take steps to intervene. These actions, which could include legislative, regulatory, or economic initiatives, might have unforeseeable consequences and could adversely affect the performance of an Investment Fund or otherwise constrain the Investment Manager’s ability to achieve such Investment Fund’s investment objectives.

69

ADDITIONAL RISK FACTORS

In addition, recent decisions by the Federal Reserve to adjust the target Fed funds rate, among other factors, could cause markets to experience continuing high volatility. A significant increase in interest rates may cause a decline in the market for equity securities.

Political turmoil within the United States and abroad may also impact the Fund and the Investment Funds. Although the U.S. government has honored its credit obligations, it remains possible that the United States could default on its obligations. While it is impossible to predict the consequences of such an unprecedented event, it is likely that a default by the United States would be highly disruptive to the U.S. and global securities markets and could significantly impair the value of the Fund’s and Investment Funds’ investments. Similarly, political events within the United States at times have resulted, and may in the future result, in a shutdown of government services, which could negatively affect the U.S. economy, decrease the value of many fund investments, and increase uncertainty in or impair the operation of the U.S. or other securities markets. In recent years, the U.S. renegotiated many of its global trade relationships and imposed or threatened to impose significant import tariffs. These actions could lead to price volatility and overall declines in U.S. and global investment markets.

There can be no assurance that these changes will not have a material adverse effect on the investments and investment strategies pursued by the Fund and Investment Funds.

Regulation of the Financial Markets
The United States government may introduce changes in certain policies, including proposals relating to the regulation/deregulation of certain entities in the financial markets and the reversal or repeal of numerous existing rules and regulations. Additionally, the United States is renegotiating many of its global trade relationships and has imposed or threatened to impose significant import tariffs, trade restrictions and sanctions, currency restrictions, or similar actions (or retaliatory measures may result in response to such actions), which could lead to price volatility, inflation, declines in investor and consumer confidence, reductions in international trade, unemployment, and overall declines in U.S. and global investment markets. These actions may also have consequences that cannot now be foreseen, potentially creating a climate of uncertainty in the marketplace, which may adversely affect all economies and reduce the availability or value of investments and Fund performance.

Natural Disasters, Epidemics and Pandemics, and Terrorist Attacks
The Fund, the Investment Funds, GCMLP and the Investment Managers are subject to risks associated with the consequences of natural disasters (e.g., fire, flood, earthquake, storm and hurricane), epidemics, pandemics and other outbreaks of serious contagious diseases, terrorist attacks (or the fear of or the precautions taken in anticipation of such attacks), and other acts of war (e.g., war, invasion, acts of foreign enemies, hostilities and insurrection, regardless of whether war is declared). Since 2003, the world has seen a number of outbreaks of new viral illnesses of varying severity, including but not limited to Severe Acute Respiratory Syndrome (SARS), Middle East Respiratory Syndrome (MERS), the H1N1 Flu (Swine Flu), and COVID-19 caused by the Coronavirus known as SARS–CoV-2 (Coronavirus). The responses to these outbreaks have varied as has their impact on human health, local economies and the global economy, and it is impossible at the outset of any such outbreak to estimate accurately what the ultimate impact of any such outbreak will be. The occurrence of a natural disaster, epidemic, terrorist attacks or other acts of war have the potential to cause severe disruptions in the economies and financial markets of many industries, countries and regions (even beyond the site of the natural disaster, epidemic or attack) in which the Fund and the Investment Funds invest, leading to or extending regional or global economic downturns. The impact of such events, including coronavirus (COVID-19) may be short term or may last for an extended period time, could result in a substantial economic downturn, or exacerbate other pre-existing economic, social, and political risks, including the worldwide economy as well as economies of individual countries, or could result in significant breakdowns, delays and other disruptions to important global, local and regional supply chains affected, resulting in substantial or total losses investment and illiquidity, as well as interrupting the business continuity and operations of GCMLP and the Investment Managers. A climate of uncertainty, including the contagion of infectious viruses or diseases, may also reduce the availability of potential investment

70

ADDITIONAL RISK FACTORS

opportunities, impair the ability to monitor and evaluate existing investments, cause substantial illiquidity in the marketplace, and reduce the accuracy of financial projections and valuations of the Fund’s and the Investment Funds’ portfolios.

Protective measures taken by governments and the private sector to mitigate the spread of such illness, including travel restrictions and outright bans, quarantines, and work-at-home arrangements, and the spread of any such illness within the offices of the Fund’s service providers could severely impair the Fund’s activities.

Geopolitical Instability
Geopolitical instability may have meaningful negative impacts on global economies, commodities and commerce, inflation and employment. Such instability has impacted, and may continue to impact, global trade and has led to energy market volatility, supply chain disruptions, and operational hazards in certain regions, such as the Middle East and Red Sea region. Military actions have impacted, and may continue to impact, shipping lanes such as the Black Sea and the Strait of Hormuz, cause rising insurance costs and fuel costs, potential impairment of assets arising from sanctions on certain countries, and global inflationary pressures. The impact of geopolitical tensions and military actions are uncertain and not subject to prediction.

Sanctions Against China
The U.S. has taken a series of trade, international treaty, and tax sanctions actions against China. These actions have in many cases triggered, or are expected to trigger, countersanctions or countermeasures from the Chinese government. The ultimate impact of these sanctions and their impact on global economic and commercial activity and conditions, and on the operations, financial condition, and performance of the Fund is impossible to predict. Additionally, in recent years, tensions between mainland China and Taiwan have increased. In the event of an outbreak of hostilities between China and Taiwan, global manufacturers would likely lose access to advanced semiconductor chips that are sourced from Taiwan, and there could be significant disruption for industries that rely on supply chains in China. The impact of these and related events is highly uncertain and could have a negative impact on the Fund’s performance.

71

ADDITIONAL RISK FACTORS

Uncertain Economic, Social, and Political Environment
Some of the results of elections and referenda in the US, the UK, Spain, Italy, and other developed market countries in recent years have been unexpected and resulted in material market changes and increases in market uncertainty. Given recent changes in administrations and applicable laws and regulations following these votes, the future of current regulations, or the adoption of new regulations, is also uncertain. These uncertainties could have adverse impacts on the capital markets in certain geographic regions or the global markets generally, as well as on the Fund and the Investment Funds in which it invests. In addition, consumer, corporate and financial confidence may be adversely affected by political and social tensions around the world, fear of terrorist activity, the potential for the escalation of military conflict and future military conflicts, localized, regional or global financial or health crises or other sources of political, social, or economic unrest. Such erosion of confidence and/or the occurrence of one or more of such events could result in significant breakdowns, delays and other disruptions to important global, local, and regional supply chains, market distress or general economic downturn. A climate of uncertainty could reduce the availability of potential investment opportunities, and increases the difficulty of modeling market conditions, potentially reducing the accuracy of financial projections. In addition, limited availability of credit for consumers, homeowners, and businesses, including credit used to acquire businesses, in an uncertain environment or economic downturn could have an adverse effect on the economy generally and on the ability of GCMLP and the Fund to execute their respective strategies and to achieve attractive returns. This could slow the rate of future investments by the Fund and in some cases result in longer holding periods for investments. Such uncertainties, events and circumstances could result in new government regulation or interventions impacting markets, and adversely affecting the Investment Funds and the Fund.

Additionally, some of the results of recent elections and referenda in the US, the UK, Spain, Italy and other developed market countries have been unexpected and resulted in material market changes and increases in market uncertainty. Given recent changes in administrations and applicable law following these votes, the future of current regulations, or the adoption of new regulations, is also uncertain. These uncertainties may have adverse impacts on, or alternatively create investment opportunities for, the Investment Funds.

Furthermore, such confidence may be adversely affected by local, regional or global health crises including but not limited to the rapid and pandemic spread of viruses such as coronavirus (COVID-19). The impact of a health crises like coronavirus (COVID-19) or other such global health crises that may arise in the future could exacerbate political, social, and economic risks previously mentioned, and result in significant breakdowns, delays and other disruptions to important global, local and regional supply chains affected, with potential corresponding results on the operating performance of affected portfolio companies. A climate of uncertainty, including the contagion of infectious viruses or diseases, may reduce the availability of potential investment opportunities, and increase the difficulty of modeling market conditions, potentially reducing the accuracy of financial projections.

Interconnected global economies and financial markets increase the possibility that conditions in one country or region might adversely impact issuers in a different country or region. Both domestic and foreign equity markets have experienced increased volatility and turmoil, with issuers that have exposure to the real estate, mortgage, and credit markets particularly affected. Banks and financial services companies could suffer losses if interest rates rise or economic conditions deteriorate.

Additionally, relatively high market volatility and reduced liquidity in credit and fixed-income markets may adversely affect many issuers worldwide. Actions taken by the U.S. Federal Reserve (Fed) or foreign central banks to stimulate or stabilize economic growth, such as interventions in currency markets, may cause high volatility in the equity and fixed-income markets.

Reduced liquidity could result in less money being available to purchase raw materials, goods, and services from emerging markets, which may, in turn, bring down the prices of these

72

ADDITIONAL RISK FACTORS

economic staples. Reduced liquidity could also result in emerging-market issuers having more difficulty obtaining financing, which may, in turn, cause a decline in their securities prices.

Further, while interest rates have been historically low in recent years in the United States and abroad, recent decisions by the Fed to adjust the target Fed funds rate, among other factors, could cause markets to experience continuing high volatility. A significant increase in interest rates may cause a decline in the market for equity securities. Also, regulators have expressed concern that rate increases may contribute to price volatility. These events and the possible resulting market volatility may have an adverse effect on the Fund.

Political turmoil within the United States and abroad may also impact the Fund. Although the U.S. government has honored its credit obligations, it remains possible that the United States could default on its obligations. While it is impossible to predict the consequences of such an unprecedented event, it is likely that a default by the United States would be highly disruptive to the United States and global securities markets and could significantly impair the value of the Fund’s investments. Similarly, political events within the United States at times have resulted, and may in the future result, in a shutdown of government services, which could negatively affect the U.S. economy, decrease the value of many Investment Fund and Fund investments, and increase uncertainty in or impair the operation of the United States or other securities markets.

Significant changes also have occurred to U.S. policy regarding matters of international relations and trade policies, and is also considering significant new investments in infrastructure which, coupled with lower federal taxes, could lead to increased government borrowing and higher interest rates. The United States continues to renegotiate many of its international relations and trade policies, including by imposing or threatening to impose significant import tariffs, which could lead to price volatility and overall declines in U.S. and global investment markets. While these proposed policies are going through the political process, the equity and debt markets may react strongly to expectations, which could increase volatility, especially if the market’s expectations for changes in government policies are not borne out.

Uncertainties surrounding the sovereign debt of a number of European Union (E.U.) countries and the viability of the E.U. have disrupted, and may in the future disrupt, markets in the United States and globally. If one or more countries leave the E.U. or the E.U. dissolves, the world’s securities markets likely will be significantly disrupted. These events and the resulting market volatility may have an adverse effect on the performance of Investment Funds and the Fund.

When the Fed “tapers” or reduces the amount of securities it purchases pursuant to quantitative easing, and/or raises the federal funds rate, there is a risk that interest rates will rise, which could expose fixed-income and related markets to heightened volatility and could cause the value of a fund’s investments, and the fund’s net asset value (NAV), to decline, potentially suddenly and significantly. As a result, the Fund may experience high redemptions and, as a result, increased portfolio turnover, which could increase the costs that the Fund incurs and may negatively impact the Fund’s performance.

Political and military events, including in Ukraine, North Korea, Russia, Venezuela, Iran, Syria, and other areas of the Middle East, and nationalist unrest in Europe and South America, also could cause market disruptions.

In addition, there is a risk that the prices of goods and services in the United States and many foreign economies may decline over time, known as deflation. Deflation may have an adverse effect on stock prices and creditworthiness and may make defaults on debt more likely. If a country’s economy slips into a deflationary pattern, it could last for a prolonged period and may be difficult to reverse. Further, there is a risk that the present value of assets or income from investments will be less in the future, known as inflation. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and a fund’s investments may be affected, which may reduce a

73

ADDITIONAL RISK FACTORS

fund’s performance. Further, inflation may lead to the rise in interest rates, which may negatively affect the value of debt instruments held by the fund, resulting in a negative impact on a fund’s performance. Generally, securities issued in emerging markets are subject to a greater risk of inflationary or deflationary forces, and more developed markets are better able to use monetary policy to normalize markets.

Global Climate Change Considerations
Global climate change could have an adverse effect on property and security values. A rise in sea levels, an increase in powerful windstorms and/or a storm-driven increase in flooding could cause coastal properties to lose value or become unmarketable altogether. Economists warn that affected coastal properties may not ever recover their value, unlike previous declines in the real estate market. Further, large wildfires driven by high winds and prolonged drought may devastate entire communities and may be significantly expensive to any business found responsible for the fire. These losses could adversely affect corporate borrowers and mortgage lenders, the value of mortgage-backed securities, the bonds of municipalities that depend on tax revenues and tourist dollars generated by such properties, and insurers of the property and/or of corporate, municipal or mortgage-backed securities. The time period over which these consequences might unfold is difficult to predict. Regulatory changes and divestment movements tied to concerns about climate change could adversely affect the value of certain land and the viability of industries whose activities or products are seen as accelerating climate change.

Large Shareholder Risk
A significant percentage of an Investment Fund’s shares may be owned or controlled by a large shareholder, such as other funds or accounts. Accordingly, the Investment Funds can be subject to the potential for large scale inflows and outflows as a result of purchases and redemptions made by significant shareholders, such as the Fund. These inflows and outflows could be significant and, if frequently occurring, could negatively affect the Investment Fund’s net asset value and performance and could cause the Investment Fund to sell securities at inopportune times in order to meet redemption requests.

Other Considerations
Other Shareholders in the Fund may alone or collectively acquire sufficient voting interests in the Fund to control matters relating to the operation of the Fund. If other Shareholders control the Fund, it could adversely affect the Fund’s ability to meet repurchase requests, which requires the cooperation of the Fund’s Board of Trustees, could result in a change to the Fund’s investment objectives, or could have other adverse consequences to the Fund. As a result, the Fund could be required to take appropriate action.

Distributions to Shareholders
Distributions will be paid at least annually on the Shares in an amount representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor requiring routine distributions of income.

Each Shareholder will automatically be a participant under the Fund’s DRP and have all income dividends and/or capital gains distributions automatically reinvested in Shares. Election not to participate in the DRP and to receive all income dividends and/or capital gain distributions, if any, in cash may be made by notice to the Fund or to a Shareholder’s broker or other intermediary (who should be directed to inform the Fund).

Public Company
As a consequence of GCM Grosvenor Inc. (“GCMG”) being a publicly traded company, the officers, directors, members, managers and employees of GCM Grosvenor may have duties or incentives relating to the interests of GCMG’s shareholders that may differ from, and could conflict with, the interests of GCM-Managed Accounts and their investors (including the Fund and its Shareholders). Any such conflicts would not necessarily need to be taken into account if GCMG were not publicly traded.

74

BOARD OF TRUSTEES

The Board of Trustees has oversight responsibility over the management and operations of the Fund and has approved the Fund’s investment program. It exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of trustees of a registered investment company organized as a corporation, and has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The persons comprising the Board of Trustees (“Trustees”) will not contribute to the capital of the Fund in their capacity as Trustees, but may purchase Shares, subject to the eligibility requirements described in this Prospectus.
Information regarding each of the Trustees and officers of the Fund, including their principal occupations during the past five years, is set forth below. The business address of each Trustee and officer is c/o Hedge Fund Guided Portfolio Solution, 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.

NAME, AGE, AND POSITION WITH THE FUND	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS HELD	NUMBER OF FUNDS IN FUND COMPLEX** OVERSEEN BY TRUSTEE

Independent Trustees

Henry S. Bienen (Born 1939) Trustee	Since June 19, 2018
President Emeritus (since 2009), Interim President (2025 to 2026), and President (1995 to 2009) of Northwestern University.

Mr. Bienen currently serves on the boards of directors of Lucas Museum of Narrative Art and Ryan Specialty Group (Chair of Nominating and Governance Committee). He is a Chair of the education section of the Advisory Board of Vistria Private Equity Fund, a Presidential Councilor of Cornell University, a consultant to Risepoint, and a board member emeritus of the Chicago Council on Global Affairs and of MetroSquash.

Mr. Bienen previously served as Interim President (2015) and President and board member of the Poetry Foundation (2015 to 2020), and board member of Bear Stearns (2004 to 2008). He also previously served on the boards of Chicago Public Schools (2011 to 2015), Rasmussen University, Qatar Foundation, Steppenwolf Theater, Ithaka Harbors, Onconova Therapeutics, Inc. (2012 to 2018), UI Labs, Gleacher and Company, and Council on Foreign Relations (Chair of Nominating and Governance Committee), and as a consultant and advisor to the Hindustan Times.
			4

Alan Brott (Born 1942) Trustee	Since June 19, 2018	Former Partner of Ernst & Young. Mr. Brott serves as a Manager of Neuberger Berman Funds (16 funds). Mr. Brott also served as Associate Professor, Columbia University (2000-2017), as a Manager of Man FRM Alternative Multi-Strategy Fund (2009-2020), and as a Trustee of Stone Harbor Partners Funds (2012-2022).	4

75

BOARD OF TRUSTEES

NAME, AGE, AND POSITION WITH THE FUND	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS HELD	NUMBER OF FUNDS IN FUND COMPLEX** OVERSEEN BY TRUSTEE

Independent Trustees

Brian P. Gallagher (Born 1967) Trustee	Since June 19, 2018	Partner, Twin Bridge Capital Partners (since 2005); Principal, UIB Capital, Inc. (Investment Bank) (2005); and Partner, PPM America Capital Partners, LLC (Private Equity) (1997-2005). Mr. Gallagher serves as a Member of the Board of Directors of Twin Bridge Capital Partners and HFS Chicago Scholars.	4

Victor J. Raskin (Born 1944) Trustee	Since June 19, 2018	Chief Investment Officer, YMCA Retirement Fund (2000-2010); Consultant, YMCA Retirement Fund (2011-2019); and Independent Board Member, Q India Equity Fund (2013-2018).	4

Thomas G. Yellin (Born 1953) Trustee	Since June 19, 2018	President, The Documentary Group (since 2005); President, PJ Productions (2002-2006); and Executive Producer, ABC News (1989-2002). Mr. Yellin currently serves as a Manager of Neuberger Berman Funds (16 funds). Mr. Yellin previously served on the board of directors of Animoto (2008-2023) and as a Manager of Man FRM Alternative Multi-Strategy Fund (2009-2020).	4

Interested Trustees

Girish S. Kashyap (Born 1981) Trustee, Chief Executive Officer, President and Chief Legal Officer	Since June 4, 2018	Managing Director, Legal (2018-Present), Senior Vice President, Legal (2014-2018), Vice President, Legal (2010-2014) and Associate, Legal (2008-2010), GCM Grosvenor L.P.; and Associate, Investment Management Group of K&L Gates LLP (2005-2008). Mr. Kashyap also serves on the Board of Directors of GCM Grosvenor Alternative Funds ICAV and GCM Grosvenor Alternative Funds Master ICAV. Mr. Kashyap is a member of the board of directors of Chicago Scholars.	4

NAME, AGE, AND POSITION WITH THE FUND	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION DURING PAST 5 YEARS

Officers who are not Trustees

Kathleen P. Sullivan (Born 1974) Chief Financial Officer	Since June 4, 2018
Managing Director, Finance (2019-Present), Senior Vice President, Finance (2015-2019), Vice President, Finance (2005-2015), GCM Grosvenor L.P. Ms. Sullivan also serves as the Financial and Operations Principal for the Distributor and as the Statutory Auditor of GCM Investments Japan KK. Ms. Sullivan served as Treasurer of the Fund from 2018-2020.

Christopher Jasper (Born 1981) Treasurer and Secretary	Since June 20, 2023	Executive Director, Finance (2021-Present), Principal, Finance (2019-2021), Vice President, Finance (2014-2019), Associate, Finance (2006-2014), GCM Grosvenor L.P.

76

BOARD OF TRUSTEES

NAME, AGE, AND POSITION WITH THE FUND	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION DURING PAST 5 YEARS

Officers who are not Trustees

Faelyn Mooney (Born 1994) Assistant Treasurer	Since September 20, 2023	Principal, Finance (2025-Present), Associate, Finance (2023-2025), Analyst, Finance (2021-2023), GCM Grosvenor L.P.; Senior Tax Associate (2020-2021) and Tax Associate (2018-2020), KPMG LLP.

Dawna L. Daniel (Born 1971) Chief Compliance Officer	Since October 23, 2023
Executive Director, Compliance (2023-Present), GCM Grosvenor L.P.; Deputy Chief Compliance Officer (2010-2023) and Compliance Associate (2006-2010), Salient Partners, L.P. Ms. Daniel also serves as the Chief Compliance Officer for the Distributor.

*	Each Trustee and officer serves for an indefinite term, until his/her successor is elected or in each case until he/she sooner dies, resigns, is removed or becomes disqualified.

**
As of the date of this Prospectus, the “Fund Complex” included the Fund, GCM Grosvenor Core Absolute Return Master Fund, LLC, GCM Grosvenor Core Absolute Return Fund I, LLC, and GCM Grosvenor Core Absolute Return Fund II, LLC.

Additional Information About the Trustees
The Board believes that each of the Trustees has the qualifications, experience, attributes and skills (“Trustee Attributes”) appropriate to his service as a trustee of the Fund in view of the Fund’s business and structure. In addition to a demonstrated record of business and/or professional accomplishment, each of the Trustees has served on boards for organizations other than the Fund and has significant board experience. The Board annually conducts a “self-assessment” wherein the performance of the Board and the effectiveness of the Board’s committee structure is reviewed.

In addition to the information provided in the chart above, below is certain additional information concerning each particular Trustee and certain of his Trustee Attributes. The information provided below, and in the chart above, is not all-inclusive. The Trustee Attributes encompass a variety of factors, including, but not limited to, their financial and investment experience, academic background, willingness to devote the time and attention needed to serve, and past experience as a Trustee of the Fund, other investment companies, operating companies or other types of entities. No one factor is controlling, either with respect to the group or any individual. As discussed further below, the evaluation of the qualities and ultimate selection of persons to serve as Independent Trustee is the responsibility of the Fund’s Nominating and Governance Committee, consisting solely of Independent Trustees. The inclusion of a particular factor below does not constitute an assertion by the Board of Trustees or any individual Trustee that a Trustee has any special expertise that would impose any greater responsibility or liability on such Trustee than would exist otherwise.

Henry S. Bienen. Mr. Bienen has substantial senior executive experience, as well as significant board experience with financial services firms. Mr. Bienen has served on the board of directors of other funds in the Fund Complex since March 2011.

77

BOARD OF TRUSTEES

Alan Brott. Mr. Brott has substantial knowledge and experience in financial accounting, as well as significant Board experience, including board experience with other registered investment companies. Mr. Brott has served on the board of directors of other funds in the Fund Complex since November 2009. Mr. Brott is one of the Board’s “audit committee financial experts” and is Chairman of the Audit Committee.

Brian P. Gallagher. Mr. Gallagher has substantial knowledge and experience in financial accounting, as well as significant senior executive experience in the investment management industry. Mr. Gallagher has served on the board of directors of other funds in the Fund Complex since March 2011. Mr. Gallagher is one of the Board’s “audit committee financial experts.”

Girish S. Kashyap. Mr. Kashyap has substantial senior executive experience in the investment management industry. Mr. Kashyap has served on the board of directors of other funds in the Fund Complex since December 2025.

Victor J. Raskin. Mr. Raskin has substantial knowledge and experience in the management of investment portfolios, as well as significant senior executive experience in the investment management industry. Mr. Raskin has served on the board of directors of other funds in the Fund Complex since March 2011.

Thomas G. Yellin. Mr. Yellin has substantial senior executive experience, as well as significant board experience, including board experience with other registered investment companies. Mr. Yellin has served on the board of directors of other funds in the Fund Complex since November 2009.

Board Leadership Structure
The business and affairs of the Fund shall be managed by or under the direction of the Trustees. The Trustees have delegated day-to-day management of the affairs of the Fund to the Adviser, subject to the Trustees’ oversight. The Board of Trustees is currently comprised of six Trustees, five of whom are Independent Trustees. All Independent Trustees serve on the Audit Committee and Nominating and Governance Committee, as discussed below.

The Independent Trustees have determined that they can act independently and effectively without having a Chairman of the Board and without designating a lead Independent Trustee. Only Independent Trustees have been designated to chair the Audit Committee and the Nominating and Governance Committee, and from time to time one or more Independent Trustees may be designated, formally or informally, to take the lead in addressing with management or their independent legal counsel matters or issues of concern to the Board of Trustees. The Fund’s Independent Trustees interact directly with senior management of the Adviser at scheduled meetings and between meetings as appropriate.

The Board has structured itself in a manner that it believes allows it to perform its oversight function effectively. As further described below, the Board has established two standing committees: an Audit Committee and a Nominating and Governance Committee.

The Independent Directors have engaged their own independent legal counsel to advise them on matters relating to their responsibilities in connection with the Fund. The Board has determined that its structure is appropriate in view of the specific characteristics and circumstances of the Fund, including, but not limited to: (i) the significant advisory and management services that the Adviser provides to the Funds and potential conflicts of interest that may arise from the Funds’ relationship with the Adviser; (ii) the extent to which the day-to-day operations of the Fund are conducted by Fund officers and employees of the Adviser; and (iii) the Board’s oversight role in management of the Fund.

Board Committees
The Board has established two standing committees, the Audit Committee and the Nominating and Governance Committee, and may establish ad hoc committees or working groups from time to time, to assist the Board in fulfilling its oversight responsibilities. The Board of Trustees does not have a compensation committee.

78

BOARD OF TRUSTEES

During the most recently completed fiscal year for the Fund, the Board of Trustees held four meetings, the Audit Committee held five meetings and the Nominating and Governance Committee held one meeting.

Audit Committee. The Board of Trustees has formed an Audit Committee, comprised of the Independent Trustees, the functions of which are oversight responsibility with respect to: (a) the adequacy of the Fund’s accounting and financial reporting processes, policies and practices; (b) the integrity of the Fund’s financial statements and the independent audit thereof; (c) the adequacy of the Fund’s overall system of internal controls and, as appropriate, the internal controls of certain service providers; (d) the Fund’s compliance with certain legal and regulatory requirements; (e) determining the qualification and independence of the Fund’s independent auditors; and (f) the Fund’s internal audit function.

In addition, the Board of Trustees has delegated to the Adviser, subject to the oversight of the Audit Committee and the Board, general responsibility for determining, in accordance with the “Valuation of Portfolio Securities” policy and procedures established by the Fund, the value of the assets held by the Fund as of any day on which the net asset value is determined.

Nominating and Governance Committee. The Board of Trustees has formed a Nominating and Governance Committee, comprised of the Independent Trustees. The duties and functions of the Nominating and Governance Committee include reviewing candidates for and making nominations of Independent Trustees to the Board, periodically reviewing the composition of the Board to determine whether for any reason it may be appropriate to add new Trustees, reviewing the membership of each committee established by the Board, and reviewing and making recommendations to the Board regarding the compensation of Independent Trustees. The Nominating and Governance Committee believes that the significance of a nominee’s experience, qualifications, attributes or skills is particular to that individual, meaning there is no single litmus test of these matters and that board effectiveness is best evaluated at a group level, not an individual level. As a result, the Nominating and Governance Committee has not established specific, minimum qualifications that must be met by an individual wishing to serve as a Trustee. When evaluating candidates for a position on the Board, the Nominating and Governance Committee considers the potential impact of the candidate, along with their particular experiences, on the Board as a whole. The diversity of a candidate’s background or experiences, when considered in comparison to the background and experiences of other members of the Board, may or may not impact the Nominating and Governance Committee’s view as to the candidate. The Nominating and Governance Committees will not consider nominees recommended by shareholders. In assessing these matters, the Nominating and Governance Committee typically considers the following criteria, among other factors it may deem relevant:

•
the character and integrity of the person;

•
whether or not the person is qualified under applicable laws and regulations to serve as a Trustee of the Fund;

•
whether or not the person has any relationships that might impair their service on the Board;

•
whether nomination of the person would be consistent with the Fund’s policies and applicable laws and regulations regarding the number and percentage of Independent Trustees on the Board;

•
whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related fund complexes;

•
whether or not the person is willing and able to serve and commit the time necessary for the performance of the duties and responsibilities of a Trustee of the Fund;

•
for nomination of a current Trustee, whether or not the Trustee has demonstrated a commitment to discharging the oversight responsibilities of a Trustee; and

79

BOARD OF TRUSTEES

• a demonstrated record of professional accomplishment.
Risk Oversight
The Board considers its role with respect to risk management to be one of oversight rather than active management. The Fund faces a number of types of risks, including investment risk, legal and compliance risk, operational risk (including business continuity risk), reputational and business risk. The Board recognizes that not all risks potentially affecting the Fund can be identified in advance, and that it may not be possible or practicable to eliminate certain identifiable risks. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund, primarily the investment adviser, have responsibility for the day-to-day management and operation of the Fund. The Board does not have responsibility for the day-to-day management of the Fund, and its oversight role does not make the Board a guarantor of the Fund’s investments or activities. As part of the Trustees’ oversight responsibilities, the Trustees generally oversee the Fund’s risk management policies and processes as these are formulated and implemented by the Fund’s management. These policies and processes seek to identify relevant risks and, where practicable, lessen the possibility of their occurrence and/or mitigate the impact of such risks if they were to occur. Various parties, including management of the Fund, the Fund’s independent registered public accountants and other service providers provide regular reports to the Board on various operations of the Fund and related risks and their management. In particular, the Fund’s Chief Compliance Officer regularly reports to the Trustees with respect to legal and compliance risk management, the Chief Financial Officer reports on financial operations, and a variety of other management personnel report on other risk management areas, including the operations of certain affiliated and unaffiliated service providers to the Fund. The Audit Committee maintains an open and active communication channel with both the Fund’s personnel and its independent auditor, largely but not exclusively through its Chair.

Independent Trustee Compensation
Effective April 1, 2025, each Independent Trustee will receive an annual retainer in the total amount of $80,000. Half of the retainer will be paid by the Fund. The remaining half will be paid by GCM Grosvenor Core Absolute Return Master Fund, LLC. All Independent Trustees may be reimbursed for out-of-pocket expenses related to their attendance at each regular or special meeting of the Board or of any committee thereof and for their expenses, if any, in connection with any other service or activity they perform or engage in as Independent Trustees. The Trustees do not receive any pension or retirement benefits from the Fund.

80

BOARD OF TRUSTEES

The following table sets forth certain information regarding the compensation received by the Independent Trustees from the Fund and Fund Complex for the fiscal year ended March 31, 2026. No compensation is paid by the Fund to Trustees who are “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser. A majority of the Trustees are Independent Trustees.

COMPENSATION TABLE FOR FISCAL YEAR ENDED MARCH 31, 2026

Name of Person	Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex*

Henry S. Bienen	$40,000	$0	$0	$80.000 (4)

Alan Brott	$40,000	$0	$0	$80.000 (4)

Brian P. Gallagher	$40,000	$0	$0	$80.000 (4)

Girish S. Kashyap	$0	$0	$0	$0 (4)

Victor J. Raskin	$40,000	$0	$0	$80.000 (4)

Thomas G. Yellin	$40,000	$0	$0	$80.000 (4)

*
The parenthetical number represents the number of affiliated investment companies from which such person received compensation. During the period shown, the “Fund Complex” included the Fund, GCM Grosvenor Core Absolute Return Master Fund, LLC, GCM Grosvenor Core Absolute Return Fund I, LLC and GCM Grosvenor Core Absolute Return Fund II, LLC.

The following table sets forth dollar range of equity securities beneficially owned by each Trustee as of December 31, 2025.

Name of Trustee	Dollar Range of Equity Securities of the Fund	Aggregate Dollar Range of Equity Securities of All Registered Investment Companies Overseen by Trustee in Family of Investment Companies

Henry S. Bienen	None	None

Alan Brott	None	None

Brian P. Gallagher	None	None

Girish S. Kashyap	None	None

Victor J. Raskin	None	None

Thomas G. Yellin	None	None
No Independent Trustee owns beneficially or of record any security of the Adviser or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Fund or the Adviser.

81

THE ADVISER

GCM Grosvenor L.P. (“GCMLP”), serves as the investment adviser of the Fund and is registered with the SEC as an investment adviser. GCMLP also provides investment advisory or sub-advisory services to registered investment companies other than the Fund.
GCMLP has provided investment management and advisory services for hedge fund investments since 1971. GCMLP and its affiliates (collectively, “GCM Grosvenor”) is a global alternatives investment firm that manages private equity, infrastructure, real estate, credit, absolute return strategies, and multi-asset class opportunistic investments.
On November 18, 2020, GCM Grosvenor Inc., a newly formed public company, listed and began trading on the Nasdaq exchange under the ticker “GCMG.” GCM Grosvenor is controlled by GCMG and employees and former employees of companies associated with GCM Grosvenor, as well as certain other persons formerly associated with GCM Grosvenor. Mr. Michael J. Sacks, the Chairman and Chief Executive Officer of GCMLP, (a) controls 75% of the voting shares of GCMG, and (b) owns a majority interest in Grosvenor Holdings, L.L.C. through several intermediate entities that he controls and of which he is the principal owner. Information about GCMG, including certain ownership, governance and financial information, is disclosed in the firm’s periodic filings with the SEC, which can be obtained from the firm’s website at www.gcmgrosvenor.com or the SEC’s website at www.sec.gov.
Pursuant to the investment advisory agreement between the Fund and the Adviser (the “Advisory Agreement”), the Adviser is responsible for providing all portfolio management and investment advisory services for the Fund. In consideration for the services provided under the Advisory Agreement, the Fund pays the Adviser a monthly fee of 0.045833% (0.55% on an annualized basis) of the net assets of the Fund determined as of the last business day of the month (prior to any withdrawal or distribution of capital during the month) (the “Advisory Fee”). The Advisory Fee is payable monthly in arrears on or before the thirtieth day of the following month. Net assets mean the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund. The basis for the Board’s approval of the continuance of the Advisory Agreement is available in the Fund’s annual report to Shareholders covering the period ended March 31, 2026. The Adviser also provides various management and administrative services to the Fund. These services include: providing office space and other support services to the Fund; compliance oversight; maintaining and preserving certain records of the Fund; preparing and filing various materials with state and federal regulators; oversight of preparation of financial statements and tax preparation information; supervising services provided by the Fund’s administrator, transfer agent and custodian; reviewing and arranging for payment of the Fund’s expenses; preparing communications and quarterly reports to Shareholders; and coordinating the preparation of materials relating to meetings of the Board of Trustees and meetings of Shareholders. The Adviser also is responsible for the investment of the cash reserves of the Fund.
The table below sets forth the fees paid to the Adviser for the past three fiscal years.

	Fees Paid for Year Ended March 31
	2026	2025	2024

Advisory Fees	$865,969	$844,537	$1,090,268

82

INVESTMENT ADVISORY AGREEMENT

Pursuant to the Advisory Agreement, the Adviser is responsible, subject to the supervision of the Fund Board, for providing all portfolio management and investment advisory services for the Fund. The Advisory Agreement is terminable without penalty, on 60 days’ prior written notice by the Fund Board or by vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; or by the Adviser on 60 days’ prior written notice to the Fund. After the initial two-year term, the Advisory Agreement may continue in effect from year to year if such continuance is approved annually by either the Board of Trustees or the vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the independent trustees of the Fund by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.
The Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Adviser, including its officers, directors, employees or agents, will not be liable to the Fund for any act or omission in the course of, or connected with, rendering services under the Advisory Agreement. Additionally, the Adviser and its affiliates are entitled to be indemnified by the Fund for certain losses. In this regard, the Advisory Agreement provides that the Fund shall indemnify the Adviser and its directors, officers, employees and their respective affiliates (collectively, the “Indemnified Parties”), against liabilities arising from performance or non-performance of their duties with respect to the Fund, with the exception of those liabilities resulting from the willful malfeasance, bad faith or gross negligence of the Indemnified Parties.

83

PORTFOLIO MANAGERS

The table below provides information regarding the other accounts managed by the individuals with primary responsibility for the day-to-day management of the Fund’s portfolio as of March 31, 2026, unless otherwise indicated. For purposes of this breakdown, leverage is not included.

	# of Accounts Managed[1]	Total Assets Managed	# of Accounts Managed for Which Advisory Fee is Performance Based[2]	Assets Managed for Which Advisory Fee is Performance Based[3]*
DAVID S. RICHTER
Registered investment companies	1	$127.3 million	0	N/A
Other pooled investment vehicles	170	$41.3 billion	83	$22.8 billion
Other accounts	5	$846.5 million	1	$704.3 million

ANDREW T. PREDA
Registered investment companies	1	$127.3 million	0	N/A
Other pooled investment vehicles	34	$8.7 billion	9	$3.0 billion
Other accounts	1	$704.3 million	1	$704.3 million

Compensation Structure
Messrs. Richter and Preda each receive a fixed base salary, an annual bonus based upon individual performance as well as the success of the firm and have been granted restricted stock units in GCM Grosvenor Inc., the parent entity. Messrs. Richter and Preda may participate from time to time in certain performance-related economics (e.g., incentive fees or carried interest) that the firm receives for managing certain investment funds, but not directly from the Fund. In addition, Mr. Richter holds profit participation interests in a management holding company.

Ownership by Portfolio Managers	As of March 31, 2026, none of the individuals responsible for the day-to-day investment management of the Fund owns any interests in the Fund.

Conflicts of Interest
As an investment adviser, GCMLP has a fiduciary duty to its advisory clients, including the Fund. GCMLP recognizes that conflicts of interest are inherent in its business and accordingly has developed policies and procedures (including oversight monitoring) reasonably designed to detect, manage and mitigate the effects of actual or potential conflicts of interest in the area of employee personal trading, managing multiple accounts for multiple clients, including the Fund, and allocating investment opportunities. Investment professionals, including the Portfolio Managers and research analysts, are subject to the above-mentioned policies and oversight monitoring to ensure that all clients are treated equitably. GCMLP places the interests of its clients first and expects all of its employees to meet their fiduciary duties. (See “Conflicts of Interest.”)

[1]	For purposes of this column, “master-feeder” structures, which may include multiple “feeder” funds, are counted as one account.

[2]	For purposes of this column, “feeders” into a “master fund” are counted as individual accounts where they have performance-based fees.

[3]	Total AUM for each account is included. Note, however, that in some accounts, some Shareholders may not be subject to performance-based fees.

*
Assets under management as of the end of a particular period include all subscriptions to, and are reduced by all withdrawals from, GCMLP funds effected in conjunction with the close of business the last day of such period. Data for 2026 are estimated and unaudited.

84

CONFLICTS OF INTEREST

Introduction
GCMLP and its related persons (“GCM Grosvenor”), are subject to significant conflicts of interest in managing the business and affairs of the Fund and in making investment decisions for the Fund. Such conflicts could affect GCMLP’s objectivity and the performance of the Fund. Certain of these conflicts are discussed elsewhere in this Prospectus and are not repeated here. Others are discussed below. In addition, Part 2A of GCMLP’s SEC Form ADV (a copy of which is available at www.adviserinfo.sec.gov) may contain additional disclosures of conflicts of interest.

GCMLP has fiduciary duties to the Fund to act in good faith and with fairness in all of GCMLP’s dealings with them, and GCMLP will take such duties into account in dealing with all actual and potential conflicts of interest.

Certain investment funds and accounts, including the Fund, that are managed or advised by GCMLP or its related persons are referred to herein as “GCM-Managed Accounts.”

Other GCM Grosvenor Business Activities
GCM Grosvenor and its related persons may engage in any activities, including, without limitation, a broad range of advisory, capital markets and other businesses or ventures. GCM Grosvenor has no obligation to make investment or other opportunities in any such businesses or ventures available to the Fund, or any other GCM-Managed Account (or to the investors in the Fund or any other GCM-Managed Account). Except to the extent GCM Grosvenor determines otherwise, in connection with its other businesses and ventures, GCM Grosvenor may enter into agreements related to clients or potential investments, restricting the ability of the GCM-Managed Accounts to make certain investments or engage in certain activities, which would otherwise be of benefit to the GCM-Managed Accounts. In addition, from time to time, GCM Grosvenor will provide services beyond those currently provided. GCM-Managed Accounts will not participate in the risks or rewards of such businesses or ventures and the investors in the GCM-Managed Accounts will not receive a benefit from fees generated by such activities. Further, such businesses and ventures: (i) compete with the GCM-Managed Accounts for GCM Grosvenor’s time and attention (as well as the time and attention of GCM Grosvenor’s related persons); and (ii) potentially create additional conflicts of interest or raise other special considerations.

Conflicts of interest resulting from the foregoing include the allocation of management time among GCM-Managed Accounts and other clients of GCM Grosvenor. Nothing in the governing documents of any GCM-Managed Account (including the Fund) generally (i) requires GCM Grosvenor and its affiliates to devote their full business time to the business and affairs of any particular GCM-Managed Account or to the business and affairs of the GCM-Managed Accounts in general; (ii) limits or restricts GCM Grosvenor or its related persons from engaging in and devoting time and attention to other businesses or ventures or from rendering services of whatever kind or nature; or (iii) restricts GCM Grosvenor or its related persons from forming additional investment funds, from entering into investment advisory relationships or from engaging in other business activities. As GCM Grosvenor sponsors, advises and/or manages numerous GCM-Managed Accounts, the officers and employees of GCMLP may not spend a significant portion of their time on matters related to any particular GCM-Managed Account, and GCM Grosvenor or its personnel may have financial or other incentives to favor certain GCM-Managed Accounts over other GCM-Managed Accounts. Additionally, potential investments by GCM-Managed Accounts are subject to approval by a GCM Grosvenor investment, operations or other committee, whose professionals serve this function for all or certain GCM-Managed Accounts. It is expected that an investment, operations or other committee and its professionals will face additional conflicts of interest in allocating their time, attention and potential investment opportunities among GCM-Managed Accounts.

In addition, to the extent permitted by applicable law, GCM Grosvenor and its related persons, in investing and trading for their proprietary accounts, may make use of information obtained

85

CONFLICTS OF INTEREST

by GCM Grosvenor in the course of investing for the GCM-Managed Accounts. GCM Grosvenor does not generally establish information barriers between investment teams. GCM Grosvenor and its related persons will have no obligation to compensate any GCM-Managed Account (or any investor therein) in any respect for their receipt of such information or to account to any GCM-Managed Account (or any investor therein) for any profits earned from GCM Grosvenor’s or its related persons’ use of such information.

Additionally, GCM Grosvenor is not under any obligation to share with the other business unit (or the clients of other business unit) any investment opportunities it identifies.

While GCM Grosvenor maintains compliance policies and procedures, including personal trading policies, which seek to reduce actual and potential conflicts of interest, GCM Grosvenor employees in certain circumstances may be permitted to invest in alternative investment funds and other investment vehicles, including GCM-Managed Accounts and potential competitors of GCM-Managed Accounts. Shareholders will not receive any benefit from any such investments. The records of any such investments by GCM Grosvenor’s employees generally will not be open to inspection by the investors. GCM Grosvenor and its employees give advice or take action for their own accounts that may differ from, conflict with or be adverse to advice given or action taken for a GCM-Managed Account. These activities may create conflicts of interest for the employees in providing services with respect to the GCM-Managed Accounts and may further adversely affect the prices and availability of other investments held by or potentially considered for purchase by such GCM-Managed Account.

Differences in GCM-Managed Accounts
GCMLP and its related persons currently manage or advise numerous GCM-Managed Accounts in addition to the Fund, and expect to manage or advise additional GCM-Managed Accounts in the future. Certain GCM-Managed Accounts have or will have investment objectives that are identical or substantially similar to the investment objectives of the Fund. It is not anticipated, however, that the Fund and other GCM-Managed Accounts having identical or substantially similar investment objectives will have identical or substantially similar investment portfolios. Differing investment portfolios can be expected to result from several factors, including, without limitation, the following:

•
different investment proposals made by the different Portfolio Management Teams assigned to the different GCM-Managed Accounts, as outlined below;

•
regulatory and/or tax restrictions that apply to certain GCM-Managed Accounts but not to others, as outlined below;

•
investment constraints imposed by Investment Managers on certain GCM-Managed Accounts but not on others, as outlined below;

•
the availability of particular Investment Funds for investment by GCM-Managed Accounts at certain times but not at others;

•
different risk/return characteristics (notwithstanding that such GCM-Managed Accounts generally have similar investment objectives);

•
client-imposed portfolio management restrictions and/or other client instructions; and

•
the amount of cash available for investment by different GCM-Managed Accounts at certain times.

The Fund and other GCM-Managed Accounts may be assigned to different Portfolio Management Teams even though the Fund and such other GCM-Managed Accounts may have identical or substantially similar investment objectives. GCMLP’s Portfolio Management Teams are authorized to invest the assets of the GCM-Managed Accounts assigned to them in a wide range of Investment Funds (subject to final approval by Mr. Richter). As a result, it is expected that the Fund and other GCM-Managed Accounts will have different investment portfolios (and different performance results) resulting from different portfolio allocations proposed by their respective Portfolio Management Teams, even if the Fund and

86

CONFLICTS OF INTEREST

such other GCM-Managed Accounts have identical or substantially similar investment objectives. Further, the factors outlined above are likely to result in different portfolios for GCM-Managed Accounts assigned to the same Portfolio Management Team, even though such GCM-Managed Accounts have identical or substantially similar investment objectives.

Regulatory and/or tax restrictions may prohibit the Fund from participating in investment opportunities that are available to one or more other GCM-Managed Accounts. Similarly, the Investment Managers of the Investment Funds in which the Fund may wish to invest may impose investment restrictions on the Fund but not on other GCM-Managed Accounts. Such restrictions could render the Fund ineligible to invest, in whole or in part, in an Investment Fund in which one or more other GCM-Managed Accounts are free to invest, to the possible detriment of the Fund.

As a result of certain restrictions imposed by the 1940 Act on investments by the Fund in “affiliated persons” (as that term is defined in the 1940 Act) of the Fund, it is possible that if a GCM-Managed Account invests in an Investment Fund in which the Fund is also an investor, such GCM-Managed Account’s investment (including the Fund’s) in such Investment Fund may be required to forego some or all of its voting rights associated with such investment.

In addition, in situations where the Fund and other GCM-Managed Accounts own, in the aggregate, 25% or more of the interest in a particular Investment Fund, the 1940 Act will effectively preclude the Fund and the other GCM-Managed Accounts from making additional investments in such Investment Fund, even though the relevant Portfolio Management Team may determine that it would be appropriate for the GCM-Managed Accounts (including the Fund) assigned to them to make additional investments in such Investment Fund. Because GCMLP believes that GCM-Managed Accounts other than the Fund should not be compelled to forego investment opportunities that otherwise would be available to them but for the restrictions imposed by the 1940 Act (which restrictions would not apply to such GCM-Managed Accounts in the absence of the Fund’s participation in such investments), GCMLP may, in certain circumstances, determine not to invest assets of the Fund in, or to cause the Fund to redeem or withdraw from, a particular Investment Fund so that other GCM-Managed Accounts may invest in such Investment Fund. If GCMLP causes the Fund to redeem or withdraw from an Investment Fund, the Fund may, in addition to losing the opportunity to invest in such Investment Fund, suffer economic detriment arising from such redemption or withdrawal (e.g., losing a performance/incentive compensation “loss carryforward”, incurring redemption or withdrawal charges, etc.)

As a result of these and other factors:

•
the Fund may have a different investment portfolio (and, as a result, different performance results) from other GCM-Managed Accounts even though the Fund and such other GCM-Managed Accounts may have identical or substantially similar investment objectives; and

•
no assurance can be given that:

›   the Fund will participate in all investment opportunities in which one or more other GCM-Managed Accounts, GCMLP’s proprietary accounts and/or the proprietary accounts of GCMLP’s related persons participate;

›   particular investment opportunities allocated to one or more GCM-Managed Accounts, GCMLP’s proprietary accounts and/or the proprietary accounts of GCMLP’s related persons will not outperform investment opportunities allocated to the Fund; or

›   the Fund, on the one hand, and one or more other GCM-Managed Accounts, GCMLP’s proprietary accounts and/or the proprietary accounts of GCMLP’s related persons, on the other hand, will receive equal or similar treatment.

87

CONFLICTS OF INTEREST

Possible Incentive to Favor One or More GCM-Managed Accounts Over One or More Other GCM-Managed Accounts
GCMLP’s Portfolio Management Teams might have an incentive to favor one or more GCM-Managed Accounts over the Fund (for example, with regard to the selection of Investment Funds for those GCM-Managed Accounts or the allocation of investment opportunities in Investment Funds that have limited investment capacity), because the “favored” GCM-Managed Account(s) might pay GCMLP more for its services than the Fund or other GCM-Managed Accounts that invest in the Fund. For example, a Portfolio Management Team may have an incentive to propose investments in what it considers to be the best investment opportunities for GCM-Managed Accounts (including the Fund) from which GCMLP receives performance-based compensation—in preference to GCM-Managed Accounts from which GCMLP does not receive performance-based compensation—because GCMLP may stand to gain greater compensation from the former types of accounts if the best investment opportunities are allocated to them.

Similarly, a member of one of GCMLP’s Portfolio Management Teams may have an incentive to favor one or more GCM-Managed Accounts over the Fund if such person has personal investments in such “favored” GCM-Managed Accounts.

As outlined below under “GCMLP’s Ability To Invest in the Same Securities in which the Fund Invests,” GCMLP has adopted portfolio opportunity allocation policies and procedures that are designed to ensure that investment opportunities are fairly allocated to all GCM-Managed Accounts (as well as the proprietary accounts of GCMLP and its related persons) for which such opportunities are appropriate and that have the funds available to take advantage of such opportunities.

GCMLP’s Ability to Invest in the Same Securities in which the Fund Invests
GCMLP and/or its related persons invest in GCM-Managed Accounts (including the Fund) for their own accounts alongside Shareholders who are not related to them. When they do so, GCMLP and/or its related persons participate in the investment opportunities in which such GCM-Managed Accounts participate, alongside the other Shareholders in such GCM-Managed Accounts.

In addition, GCMLP and/or its related persons may place assets under the management of (or otherwise procure investment advisory or investment management services from) any Investment Manager directly or indirectly used by one or more of GCM-Managed Accounts (including the Fund). For example, GCMLP and/or its related persons may invest in an Investment Fund in which one or more GCM-Managed Accounts (including the Fund) invest. Further, GCMLP and/or its related persons may invest in an Investment Fund at or about the same time one or more GCM-Managed Accounts (including the Fund) invest in such Investment Fund.

GCMLP, its related persons and one or more GCM-Managed Accounts that place assets under the management of, or otherwise procure investment advisory or investment management services from, any Investment Manager directly or indirectly used by the Fund and/or one or more other GCM-Managed Accounts may do so on terms (including terms relating to fees, liquidity and transparency) that are the same as or more advantageous than those applicable to the investments that may be made by the Fund and/or such other GCM-Managed Account(s) with such Investment Manager. To the extent that GCMLP and/or its related persons invest with a given Investment Manager on terms that are more advantageous than those on which the Fund and/or one or more other GCM-Managed Accounts may invest with such Investment Manager, GCMLP and/or its related persons may have an incentive to maintain or increase the investment by the Fund and such other GCM-Managed Accounts with such Investment Manager in order to obtain and/or maintain such advantageous terms for the benefit of GCMLP and/or its related persons.

In certain cases, an Investment Fund may have what GCMLP refers to as “limited capacity.” An Investment Fund has “limited capacity” when it is not willing to accept all capital that

88

CONFLICTS OF INTEREST

GCM-Managed Accounts, GCMLP and/or GCMLP’s related persons wish to invest in such Investment Fund. If GCMLP and/or its related persons wish to invest in such an Investment Fund at a time when an investment in such Investment Fund is appropriate for the Fund, GCMLP has a conflict of interest because it has a financial incentive to allocate the opportunity to the greatest extent possible to GCMLP and/or its related persons. In order to avoid this conflict, GCMLP may determine in certain cases that it and/or its related persons will not directly participate in an Investment Fund that has “limited capacity” unless and until all GCM-Managed Accounts (including the Fund) that wish to invest in such Investment Fund (including, for this purpose, GCM-Managed Accounts in which GCMLP and/or its related persons participate) have invested the full amount of capital they wish to invest in such Investment Fund.

In other cases, GCMLP employs policies and procedures for allocating limited investment opportunities in a manner that it believes to be equitable to the GCM-Managed Accounts, GCMLP and GCMLP’s related persons. Under these policies and procedures, to the extent that one or more GCM-Managed Accounts (including the Fund), GCMLP and/or GCMLP’s related persons (each of the foregoing, a “Participating Account”) wish to invest in a particular Investment Fund (and have funds available to make such investment) but such Investment Fund has “limited capacity” and is willing to accept only a portion of the aggregate investment that the Participating Accounts wish to make, the aggregate capacity made available by such Investment Fund to the Participating Accounts generally is allocated to each Participating Account in the proportion that the amount such Participating Account wishes to invest in such Investment Fund bears to the aggregate amount that all Participating Accounts wish to invest in such Investment Fund (determined in most cases by reference to the Target Allocations established by the Absolute Return Strategies Investment Committee), subject to the investment guidelines and constraints applicable to such Participating Account and to certain limited exceptions set forth in such policies and procedures. (Similarly, if interests in an Investment Fund are available in the “secondary market” but such interests are not available in an amount sufficient to satisfy the aggregate amount that Participating Accounts wish to invest in such interests, such interests generally are allocated to each Participating Account that has funds available to make such investment in the proportion that the amount such Participating Account wishes to invest in such interests bears to the aggregate amount that all Participating Accounts wish to invest in such interests, subject to the investment guidelines and constraints applicable to such Participating Account and to certain limited exceptions set forth in such policies and procedures).

GCMLP frequently seeks to obtain agreements from Investment Managers under which Investment Funds managed by such Investment Managers agree to accept specified dollar amounts of capital from GCM-Managed Accounts (considered in the aggregate) at specified investment dates and/or over specified time periods. In cases where GCMLP is able to negotiate “capacity” of this type for the GCM-Managed Accounts with respect to a particular Investment Fund, such capacity is not reserved solely for those GCM-Managed Accounts that are in existence on the date that GCMLP negotiated such capacity. Similarly, to the extent such capacity is allocated to a GCM-Managed Account that was in existence on the date that GCMLP negotiated such capacity; such allocation is not reserved solely for persons who were Shareholders or participants in such GCM-Managed Account on that date. Instead, such capacity is made available to all GCM-Managed Accounts that want to invest in such Investment Fund, based on the allocation decisions of their respective Portfolio Management Teams and the application of GCMLP’s capacity allocation guidelines, regardless of whether such GCM-Managed Accounts were in existence on the date that GCMLP negotiated such capacity. Similarly, to the extent that any such capacity is allocated to a GCM-Managed Account that existed on that date, all Shareholders or participants in such GCM-Managed Account participate in such capacity in accordance with their respective economic interests in such GCM-Managed Account, even if such Shareholders or participants invested in such GCM-Managed Account subsequent to that date.

89

CONFLICTS OF INTEREST

As outlined in greater detail below in “Different Reporting Packages,” in certain cases, GCMLP provides information relating to Investment Funds (including GCMLP’s opinions and investment decisions in respect of such Investment Funds) to: (i) participants in GCM-Managed Accounts; and (ii) clients to whom GCMLP provides hedge fund program advisory services, for the purpose of assisting them in making their own determinations as to whether they wish to invest directly in such Investment Funds or withdraw or redeem their direct investments in such Investment Funds. In these cases, it can be expected that the recipients of such information will from time to time use such information to determine to:

•
invest directly in Investment Funds in which one or more GCM-Managed Accounts are invested (or in which they are contemplating investments), potentially in competition with other GCM-Managed Accounts if such Investment Funds have “limited capacity;” and/or

•
withdraw or redeem from Investment Funds in which one or more other GCM-Managed Accounts are invested (or from which they are contemplating withdrawing or redeeming their investments), potentially to the detriment of such other GCM-Managed Accounts if such Investment Funds subject their shareholders to “gates” or other withdrawal or redemption restrictions that create “limited capacity” to withdraw or redeem from such Investment Funds.

GCMLP’s Ability To Withdraw or Redeem from Investments in which GCM-Managed Accounts Invest
Certain GCM-Managed Accounts (including the Fund) could want to withdraw or redeem from an Investment Fund at the same time that other GCM-Managed Accounts (and/or GCMLP and/or its related persons) want to withdraw or redeem from such Investment Fund. The ability to withdraw or redeem from any Investment Fund could differ materially from investor to investor due to the timing of their respective investments in the Investment Fund, the different classes of interests in such Investment Fund in which they invest, special arrangements negotiated with the Investment Manager of such Investment Fund and/or other factors. The reasons why certain GCM-Managed Accounts may wish (or be compelled to) withdraw or redeem from a particular Investment Fund as of a particular date also may differ materially from the reasons why other GCM-Managed Accounts (and/or GCMLP and its related persons) may wish (or be compelled to) withdraw or redeem from such Investment Fund as of such date. Withdrawals or redemptions or subscriptions by GCM-Managed Accounts, GCMLP and/or GCMLP’s related persons from or to a particular Investment Fund could in certain cases adversely affect other GCM-Managed Accounts (including the Fund) that are invested in such Investment Fund. Significant withdrawals or redemptions or subscriptions could, for example, cause portfolio damage, portfolio dilution, depletion of liquidity, costly portfolio rebalancing, imposition of withdrawal “gates” and under-allocation to certain positions. It could also cause an Investment Fund to make “in-kind” (as opposed to cash) distributions. In cases such as these, GCMLP has a conflict of interest in making withdrawals or redemptions or subscriptions for the GCM-Managed Accounts. This conflict of interest could be exacerbated in situations where one or more GCM-Managed Accounts (and/or GCMLP and its related persons) withdraw or redeem from a particular Investment Fund on a date as of which one or more other GCM-Managed Accounts (including the Fund) are not able to do so. For example, certain GCM-Managed Accounts (and/or GCMLP and its related persons) may have invested in a particular Investment Fund pursuant to a “lock-up” that has expired, where as one or more other GCM-Managed Accounts (including the Fund) may still be subject to “lock-ups” in connection with their investments in such Investment Fund because they either (i) purchased their interests in such Investment Fund after the time that other GCM-Managed Accounts, GCMLP and GCMLP’s related persons purchased their interests in such Investment Fund or (ii) opted for liquidity classes in such Investment Fund that are different from the liquidity classes owned by such other GCM-Managed Accounts, GCMLP and GCMLP’s related persons.

90

CONFLICTS OF INTEREST

In addition, certain withdrawal or redemption “gates” are, for example, calculated based on withdrawals or redemptions during an entire quarter or other period, so that if certain GCM-Managed Accounts (and/or GCMLP and/or its related persons) withdraw or redeem during a quarter, this could prevent one or more other GCM-Managed Accounts (including the Fund) from withdrawing or redeeming at quarter-end, whereas the earlier withdrawals or redemptions are unaffected.

In sum, because the ability to withdraw or redeem from any Investment Fund may differ materially from investor to investor due to the timing of their respective investments in such Investment Fund, the different classes of interests in such Investment Fund in which they invest, special arrangements negotiated with the Investment Manager of such Investment Fund and/or other factors, certain GCM-Managed Accounts (and/or GCMLP and/or its related persons) may have withdrawal or redemption rights that differ from those of the Fund, and that the exercise of such rights could have a materially adverse effect on the Fund.

Investment in Different Parts of the Capital Structure
At times, GCM-Managed Accounts and funds managed by GCMLP’s affiliates (together “GCM Grosvenor Funds”) invest in companies in which GCMLP, its affiliates, or one or more other GCM Grosvenor Funds also invest, either directly or indirectly through an Investment Fund. Investments in a company by certain GCM Grosvenor Funds may be made prior to the investment by other GCM Grosvenor Funds, concurrently, including as part of the same financing plan or subsequent to the investments by such other GCM Grosvenor Funds. Any such investment by a GCM Grosvenor Fund could consist of securities or other instruments of a different class or type from those in which other GCM Grosvenor Funds are invested, and may entitle the holder of such securities or other instruments to greater control or to rights that otherwise differ from those to which such other GCM Grosvenor Funds are entitled. In connection with any such investments, including as they relate to acquisition, owning and disposition of such investments, the GCM Grosvenor Funds have conflicting interests and investment objectives, and any difference in the terms of the securities or other instruments held by such parties may raise additional conflicts of interest for GCM Grosvenor Funds and GCMLP and its affiliates. For example, certain GCM Grosvenor Funds may invest in the common equity of a company that subsequently issues debt that is held, directly or indirectly, by one or more other GCM Grosvenor Funds; the interests of these two groups of Shareholders in the company under certain circumstances can be unaligned or adverse, particularly in times of stress for the company. This conflict may be exacerbated to the extent that representatives of GCMLP or its affiliates serve on an advisory or other board or committee related to such company or GCM Grosvenor Funds’ investment in such company. In certain instances, GCM Grosvenor Funds and/or GCM Grosvenor and its affiliates invest as a minority investor as part of a larger investing group or syndicate. In such cases, the financial sponsor, and not GCMLP or its affiliates, will be in the position to negotiateand potentially make decisions on behalf of the holders of the relevant class of equity or debt holders. GCMLP recognizes that conflicts arise under such circumstances and will endeavor to treat all GCM Grosvenor Funds fairly and equitably.

Treatment as an Investment Group for Certain Transactions by GCM-Managed Accounts
In certain cases, although each investment in an Investment Fund by a GCM-Managed Account is a distinct transaction, Investment Funds agree to treat all investments made by GCM-Managed Accounts as if they had been made by the same investor for purposes of applying certain business terms such as “gates.” GCMLP enters into these types of arrangements because it believes that in most cases they can be expected to benefit all participating GCM-Managed Accounts. However, under arrangements such as these, certain GCM-Managed Accounts could make complete withdrawals or redemptions provided that other GCM-Managed Accounts do not withdraw or redeem, as the former GCM-Managed Accounts could make use of the withdrawal or redemption capacity allocable to the entire “investment group.” For example, if a GCM-Managed Account that is part of an “investment group” were to withdraw or redeem from an Investment Fund because such GCM-Managed Account either itself has received significant withdrawal/redemption requests, wishes to rebalance its portfolio, or otherwise requires liquidity, its withdrawal or redemption could reduce withdrawal or redemption

91

CONFLICTS OF INTEREST

capacity for other members of the “investment group.” However, these arrangements also have certain drawbacks. In this example, depending on the actual terms of the applicable “gate,” a particular GCM-Managed Account that participates in an “investment group” may be entitled to receive less withdrawal or redemption proceeds in respect of a particular withdrawal or redemption than would be the case had such GCM-Managed Account not participated in such “investment group.”

In certain cases, GCMLP is able to negotiate favorable investment terms with the Investment Managers of Investment Funds, but often on the condition that the GCM-Managed Accounts (which, in certain cases, could include proprietary accounts of GCMLP or its related persons) collectively maintain an aggregate minimum level of invested capital in a given Investment Fund or group of Investment Funds managed by the same Investment Manager. The need to maintain an aggregate minimum investment by GCM-Managed Accounts in a particular Investment Fund or group of Investment Funds managed by the same Investment Manager in order to retain favorable investment terms for all GCM-Managed Accounts that invest in such Investment Funds creates a conflict of interest in that it creates an incentive for GCMLP to cause a GCM-Managed Account to invest in or not to withdraw or redeem from a given Investment Fund in order to maintain the minimum threshold investment. Proprietary capital of GCMLP and its related persons—whether invested directly in an Investment Fund or through a GCM-Managed Account in which GCMLP or its related persons invest—may be among the capital that benefits from the minimum investment threshold being maintained, creating an additional conflict of interest.

Although GCMLP enters into the types of arrangements outlined above because it believes that they generally can be expected to benefit all GCM-Managed Accounts, there may be particular facts and circumstances under which particular GCM-Managed Accounts (including the Fund) would receive more favorable treatment had they not participated in such arrangements.

Investments in “Early Stage” Investment Funds
GCMLP and its related persons may from time to time invest, for their respective proprietary accounts, in early-stage Investment Funds (including GCMLP-Administered Funds, discussed below), at times when investments in such Investment Funds would not be appropriate for the Fund or other GCM-Managed Accounts. If GCMLP should subsequently determine, in accordance with its then-current criteria applicable to the selection of Investment Funds for the GCM-Managed Accounts, that such an Investment Fund is an appropriate investment for the GCM-Managed Accounts, GCMLP and its related persons will not be required to restructure the terms on which they invest in such Investment Fund in order to make investments in such Investment Fund available to the Fund if, for regulatory or other reasons, the Fund would be (or, in GCMLP’s reasonable determination, may be) precluded from investing in such Investment Fund in the absence of such restructuring.

Investments by Investment Funds in Securities Issued by GCMLP
Certain of the Investment Funds in which the Fund invests also invest in various parts of GCMLP’s or its affiliates’ capital structures, including in GCM Grosvenor Inc.’s (its parent company) notes or other debt or equity securities issued from time to time by GCMLP or an affiliate, and GCMLP may be aware that such Investment Funds do so. Transactions entered into and/or investments made by such Investment Funds may, directly or indirectly, affect the performance of the Fund and the value of the debt or equity securities issued by GCMLP or its affiliates, including GCM Grosvenor Inc.’s public shares. The fact that certain Investment Funds may hold notes or other securities issued by GCMLP, its affiliates, or its parent company could, under certain facts and circumstances, potentially alter GCMLP’s objectivity in determining whether or not to invest in such Investment Funds and/or whether or not to withdraw or redeem from such Investment Funds. GCMLP does not expect, however, that it would ever make portfolio management decisions for the Fund that would be different from the decisions it would make for the Fund if such potential conflict did not exist.

92

CONFLICTS OF INTEREST

Investments in Investment Funds Managed by Clients
Certain of the Investment Funds in which the Fund invests may be managed by investment management firms owned in whole or in part by GCMLP’s or its affiliates’ clients, or may hold notes or other securities issued by GCMLP’s or its affiliates’ clients, and GCMLP may be aware of such investments. The fact that certain of the Investment Funds may be managed by investment management firms owned in whole or in part by GCMLP’s or its affiliates’ clients, or may hold notes or other securities issued by GCMLP’s or its affiliates’ clients, could, under certain facts and circumstances, potentially alter GCMLP’s objectivity in determining whether or not to invest in such Investment Funds and/or whether or not to withdraw or redeem from such Investment Funds. GCMLP does not expect, however, that it would ever make portfolio management decisions for the Fund that would be different from the decisions it would make for the Fund if such potential conflict did not exist.

Different Reporting Packages
Different participants in GCM-Managed Accounts, as well as certain other persons (including (i) persons to whom GCMLP provides investment advisory services on a non-discretionary basis and (ii) persons who currently have, or who previously have had, an interest in GCMLP or who otherwise currently are, or who previously have been, associated with GCMLP), receive oral and/or written reports from GCMLP that differ in form, substance, level of detail, timing and/or frequency, based on factors such as:

•
the types of services GCMLP provides to such participants;

•
the size of their investments with GCMLP;

•
requests for specific types of information made by such participants or persons acting on their behalf;

•
negotiations between GCMLP and such participants or other persons acting on their behalf; and/or

•
GCMLP’s internal assessment of the likely reporting needs of such participants or of persons acting on their behalf.

In particular, certain reports may include information relating to Investment Funds in which the GCM-Managed Accounts, including the Fund, invest (or in which they are contemplating an investment).

In certain cases, GCMLP provides information to recipients in the GCM-Managed Accounts for purposes of enabling them to monitor their investments in the GCM-Managed Accounts. In these cases, GCMLP cannot effectively prevent an investor/recipient who has received information that has not been provided to other recipients from using such information to determine whether to:

•
withdraw or redeem from a GCM-Managed Account or increase its investment in a GCM-Managed Account (including the Fund);

•
invest directly in Investment Funds in which GCM-Managed Accounts (including the Fund) are invested (or in which they are contemplating investments), potentially in competition with the GCM-Managed Accounts (including the Fund); or

•
withdraw or redeem from Investment Funds in which GCM-Managed Accounts (including the Fund) are invested (or from which they are contemplating withdrawing or redeeming their investments), potentially to the detriment of the GCM-Managed Accounts (including the Fund).

93

CONFLICTS OF INTEREST

In other cases, GCMLP provides information relating to Investment Funds to participants in GCM-Managed Accounts for the purpose of assisting them in making their own determinations as to whether they wish to invest in such Investment Funds or withdraw or redeem their investments in such Investment Funds. In these cases, it can be expected that such participants will use such information to determine whether to engage in any one or more of the actions described above.

Any of these actions could have a material adverse effect on participants who do not receive the same information provided to other participants.

Notwithstanding the foregoing, recipients of GCMLP’s oral and written reports should be aware that:

•
GCMLP does not permit such recipients to copy, transmit or distribute such reports, or any data or other information contained therein, in whole or in part, or authorize such actions by others, without GCMLP’s express prior written consent, and any such action taken without GCMLP’s express prior written consent may constitute a breach of contract and applicable copyright laws; and

•
by their receipt of such reports, such recipients will be deemed to have acknowledged that: (i) the data and/or other information contained therein may include data and/or information that, under applicable law, may be deemed to be material, non-public information regarding particular securities and/or the issuers thereof; (ii) under certain circumstances, United States securities laws prohibit the purchase and sale of securities by persons or entities who are in possession of material, non-public information relating to such securities and/or the issuers thereof; (iii) securities laws of other jurisdictions may contain a similar prohibition; and (iv) as a result, it is possible that trading in securities that are the subject of data and/or information contained in such reports may be prohibited by law.

GCMLP strongly encourages all recipients of its oral or written reports to review their own policies and procedures relating to the possible receipt of material, non-public information to ensure that any information that they receive from GCMLP relating to particular securities and/or the issuers thereof will not be used in any manner that conflicts with applicable law.

Transfers of Interests in Investment Funds
From time to time, GCMLP determines that it is appropriate for one or more GCMLP Managed-Accounts to dispose of, or decrease, their investments in a particular Investment Fund as of a particular date (each, a “Divesting Account”), while also determining that it is appropriate for one or more other GCMLP Managed-Accounts to invest, or increase their investments, in such Investment Fund as of the same date (each, an “Investing Account”).

In certain cases, GCMLP will implement decisions such as these by causing a Divesting Account to withdraw or redeem its interest in an Investment Fund at the net asset value (as calculated and reported by the Investment Manager of such Investment Fund), while simultaneously causing an Investing Account to invest in an interest in such Investment Fund at the same net asset value.

In other cases, GCMLP will implement such decisions by causing a Divesting Account to assign its interest in an Investment Fund to an Investing Account in exchange for a cash payment from the Investing Account equal to the net asset value of the interest being assigned to the Investing Account (as calculated and reported by the Investment Manager of such Investment Fund).

For purposes of convenience:

•
GCMLP refers to transactions of the types outlined above as “transfers” (even though the first type of transaction outlined above does not involve any transfer between the affected GCM-Managed Accounts, but only a divestment from an Investment Fund by one or more GCM-Managed Accounts and a substantially simultaneous investment in such Investment Fund by one or more other GCM-Managed Accounts);

94

CONFLICTS OF INTEREST

•
GCMLP refers to a transaction in which a Divesting Account withdraws or redeems its interest from an Investment Fund (in whole or in part) at the net asset value thereof, while an Investing Account substantially simultaneously invests (or increases its investment) in such Investment Fund, as a “cash transfer”; and

•
GCMLP refers to a transaction in which a Divesting Account assigns its interest in an Investment Fund (in whole or in part) at the net asset value thereof to an Investing Account, as a “book entry transfer.”

In certain cases, GCMLP is able to negotiate arrangements with Investment Managers—either at the inception of GCMLP’s relationship with an Investment Manager or on a case-by-case basis after GCMLP has established such a relationship—that permit a GCM-Managed Account that is the “cash transferee” or “book entry transferee” of an interest in such Investment Manager’s Investment Fund to “stand in the shoes” of the transferor GCM-Managed Account for purposes of determining such business terms as the duration of any “lock-up period,” the continuation of any performance/incentive fee or other performance/incentive compensation “loss carryforwards,” the applicability of withdrawal charges, etc. GCMLP generally intends to take advantage, to the fullest extent permitted by law, of the ability of transferee GCM-Managed Accounts to receive “carryover” business terms. In certain cases, however, regulatory considerations prohibit GCMLP from effecting transactions in which business terms are carried over from the transferor GCM-Managed Account to the transferee GCM-Managed Account. For example, ERISA does not permit any such “carryover” business terms to apply in the case of transfers of interests in Investment Funds by GCM-Managed Accounts that are subject to ERISA to any other GCM-Managed Accounts, regardless of whether the transferee GCM-Managed Account is subject to ERISA. ERISA, however, does not appear to prohibit “carryover” business terms applying in the case of transfers from GCM-Managed Accounts that are not subject to ERISA to GCM-Managed Accounts that are subject to ERISA. Accordingly, GCM-Managed Accounts that are not subject to ERISA may not always be able to take advantage of arrangements of the type discussed above even though GCM-Managed Accounts that are subject to ERISA (including certain GCM-Managed Accounts in which persons employed by or otherwise associated with GCMLP invest) may.

GCMLP’s general policy is not to transfer interests in “designated” or “side-pocket” investments related to an investment in an Investment Fund when transferring interests in such particular Investment Fund from one GCM-Managed Account to another GCM-Managed Account, regardless of whether such transfer takes the form of a “cash transfer” or a “book entry transfer.” If a Portfolio Management Team decides, in any particular case, to over-ride this general policy, such Portfolio Management Team is responsible for documenting (in writing) the reasons for such over-ride.

The Fund will not participate in “book entry transfers” because of potential restrictions imposed by the 1940 Act. To the extent the Fund participates in “cash transfers,” in no instance will any party, including GCMLP or the Investment Manager of any affected Investment Fund, receive any additional compensation specifically as a result of any such cash transfer.

Trade and Clerical Errors
Subject to the considerations set forth below, GCMLP is under no obligation to reimburse the Fund for any errors or mistakes made by GCMLP, its employees or its agents with respect to GCMLP’s placing or executing trades for the Fund, as the case may be, or for any other administrative or clerical errors or mistakes made by the foregoing (collectively, “Trade or Clerical Errors”), as GCMLP considers such errors and mistakes to be a cost of doing business. However, pursuant to the standard of care provisions of the Fund’s Investment Management Agreement or the Fund’s Investment Advisory Agreement, GCMLP will be obligated to reimburse the Fund, as the case may be, for losses sustained by the Fund, as the case may be, as a result of any Trade or Clerical Error that is caused by GCMLP’s failure to adhere to the standard of care set forth in such provisions. Subject to its fiduciary obligations, GCMLP will determine: (i) whether or not any Trade or Clerical Error is required to be reimbursed in accordance with such standard of care provisions; and (ii) if so, the extent of the loss that has

95

CONFLICTS OF INTEREST

been incurred by the Fund, as the case may be. GCMLP has an inherent conflict of interest with respect to determining whether or not a Trade or Clerical Error is required to be reimbursed in accordance with the applicable standard of care provisions and with respect to determining the extent of the loss that has been incurred by the Fund, as the case may be.

If a Trade or Clerical Error occurs other than because of GCMLP’s failure to adhere to the applicable standard of care, GCMLP, in its sole discretion, reserves the right to reimburse the Fund, as the case may be, for any losses sustained by the Fund because of such Trade or Clerical Error. GCMLP’s reimbursement of the Fund, as the case may be, for a Trade or Clerical Error in such a situation will not constitute a waiver of GCMLP’s general policy to cause the Fund, as the case may be, to bear the losses associated with other Trade or Clerical Errors that occur other than because of GCMLP’s failure to adhere to the applicable standard of care. Any net gain resulting from Trade or Clerical Errors will be for the benefit of the Fund, as the case may be, and will not be retained by GCMLP.

Receipt of Sensitive Information
From time to time GCMLP receives, from Investment Managers of the Investment Funds in which the GCM-Managed Accounts invest, information that is not generally known to other investors in such Investment Funds. In these cases, legal or regulatory constraints and GCMLP’s policies designed to address such constraints could prevent GCMLP from acting in the manner in which it otherwise would act on behalf of one or more GCM-Managed Accounts, including the Fund.

Proxy Voting
GCMLP has developed certain policies and procedures to manage the conflicts of interest that may arise in connection with voting proxies on behalf of the Fund and the other GCM-Managed Accounts. (See “Proxy Voting—By the Fund.”)

GRV Securities LLC and Distribution Agents
GRV Securities LLC (the “Distributor”), an affiliate of GCMLP, serves as a distributor and/or placement agent for certain investment funds managed by GCMLP or its affiliates, including the Fund, and GCMLP may from time to time engage other distribution or similar agents to assist it in marketing Shares. The Distributor is registered as a broker-dealer under the Exchange Act, and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Distributor’s sole function is to serve as a distributor and/or placement agent for certain GCM-Managed Accounts, including the Fund. Pursuant to a Master Placement Agent Agreement, GCMLP and its affiliates compensate the Distributor on a flat annual fee basis for placement agent/distribution services provided by the Distributor, regardless of the success of the Distributor’s services. The Distributor does not receive compensation from the Fund for the distribution of Shares and/or placement of interests, except in accordance with the Class A Plan. You should understand that:

•
in connection with acting as distributor on behalf of the Fund, the Distributor acts as an agent of the Fund, not as an agent of or a broker for you; and

•
the Distributor’s distribution activities on behalf of the Fund should not be construed as a recommendation to purchase Shares, as the Distributor makes no such recommendations.

The Distributor has an incentive to introduce the Fund to prospective Shareholders, since additional investments in the Fund will result in additional investment management/advisory fees for GCMLP.

96

CONFLICTS OF INTEREST

If you acquire Shares as a result of a recommendation made by any other distribution or similar agent retained by GCMLP to assist it in marketing Shares, you should not view such recommendation as being disinterested, as GCMLP generally will pay the agent for the introduction. Also, you should regard such an agent as having an incentive to recommend that you retain its Shares, as GCMLP may pay such agent a portion of GCMLP’s fees for all periods during which you hold such Shares.

Brokerage Expenses
Except in the very limited case of “secondary market” transactions in interests in Investment Funds, the Fund invests in Investment Funds without the involvement of any financial intermediary such as a broker-dealer, and commissions are not payable in connection with such investments. To the extent that the Fund purchases or sells investments other than investments in Investment Funds, GCMLP has the authority to determine the financial intermediaries to be used in connection with such purchases/sales and to negotiate the amount of commissions or other transactional compensation to be paid to such intermediaries in connection with such purchases/sales—which commissions or other compensation are borne by the Fund.

In determining which intermediaries to use, GCMLP focuses on the quality of the execution-related services provided by the intermediaries (including factors such as the ability of the intermediaries to execute transactions efficiently, their responsiveness to instructions, their facilities, their reliability and their financial stability), and does not necessarily select those that charge the lowest commissions or other transactional costs.

Typically, GCMLP does not separately compensate financial intermediaries for the provision of non-execution related services and does not believe that it “pays up” for such services. However, GCMLP may from time to time use financial intermediaries that provide research-related products or services to most or all of their customers, and—although GCMLP does not request research-related products or services from such financial intermediaries—GCMLP may on occasion receive and use research provided by such intermediaries. In this situation, GCMLP receives a benefit because it does not have to produce or pay for the research. Accordingly, GCMLP may have an incentive to select financial intermediaries based on its interest in receiving the research or other products or services rather than on its clients’ interest in receiving the most favorable execution. However, since the research provided is not material in nature and quantity and is provided without GCMLP’s request, GCMLP believes that its receipt of such research does not have a material effect on its selection of financial intermediaries.

To the extent that the Fund engages in “secondary market” transactions in interests in Investment Funds, GCMLP generally has limited opportunity to select the financial intermediaries involved in connection with any proposed transaction or to negotiate the amount of commissions or other transactional compensation to be paid to such intermediaries in connection with such transactions. In general, the number of financial intermediaries active in the hedge fund “secondary market” is limited and the commissions charged by such intermediaries, which typically are borne by the purchasing party in such a transaction, may vary significantly from intermediary-to-intermediary, and transaction-by-transaction.

Redemption and Illiquid Investments
GCMLP may have a conflict of interest in processing redemptions. As an example, GCMLP must determine whether to cause the Fund to pay out the redemption proceeds attributable to Investment Funds from which the Fund cannot withdraw or redeem (or cannot withdraw or redeem without incurring a withdrawal or redemption charge) as of the applicable redemption date or to require that the redeeming Shareholder continue to participate in such Investment Funds until the Fund can withdraw or redeem capital from them. Paying out such redemption proceeds may reduce the liquidity and increase the concentration of the Fund’s continuing portfolio, while not doing so exposes the redeeming Shareholder to incremental risk.

Relationships with Consulting Firms	Persons employed by or otherwise associated with GCMLP may be related by blood or marriage to, or otherwise have personal relationships with, persons employed by or otherwise

97

CONFLICTS OF INTEREST

associated with consulting firms. In certain cases, such persons employed by or otherwise associated with consulting firms may be responsible for:

•
analyzing and/or monitoring “fund of funds” investment managers on behalf of such consulting firms;

•
recommending “fund of funds” investment managers to the investment committees or similar governing committees of such consulting firms;

•
selecting the “funds of funds” investment managers that such consulting firms will present to their clients as potential managers of such clients’ assets;

•
recommending particular “fund of funds” investment managers to clients of such consulting firms;

•
recommending that clients of such consulting firms continue to retain the services of, or terminate, “fund of funds” investment managers; and/or

•
otherwise playing an instrumental role in the process whereby clients of such consulting firms select, and/or retain or terminate, “fund of funds” investment managers.

In cases where persons employed by or otherwise associated with consulting firms have one or more responsibilities of the types outlined above and are related by blood or marriage to, or otherwise have personal relationships with, persons employed by or otherwise associated with GCMLP, such persons may have an incentive to select GCMLP as a potential manager of the assets of clients of such consulting firms, to recommend GCMLP to clients of such consulting firms and/or to recommend that clients of such consulting firms continue to utilize GCMLP’s services.

GCMLP believes that it is the responsibility of consulting firms to recuse interested individuals or take other appropriate steps to protect the integrity of their decision-making processes, and to make appropriate disclosures of actual or potential conflicts of interest to their clients. If you utilize the services of a consulting firm, GCMLP urges you to inquire of such consulting firm whether it is subject to such a conflict of interest.

GCMLP from time to time enters into arrangements with consulting firms that represent existing and prospective clients, pursuant to which such consulting firms provide GCMLP certain performance or other data on the “fund of funds” industry.

GCMLP may compensate such a consulting firm for such services on an annual flat-fee or other basis. In no event will GCMLP enter into any such arrangement unless it first determines to its reasonable satisfaction that the firm that provides services to GCMLP for compensation from GCMLP discloses that fact to all clients to whom it recommends GCMLP.

Relationships with Investment Managers and Other Service Providers
Persons employed by or otherwise associated with GCMLP or its affiliates may be related by blood or marriage to, or otherwise have personal relationships with, persons employed by or otherwise associated with the Investment Managers of existing or prospective Investment Funds or with other third-parties that provide or contemplate providing services to GCMLP and/or one or more GCM-Managed Accounts. In certain cases, such persons employed by or otherwise associated with GCMLP may be responsible for:

•
analyzing and/or monitoring existing or prospective Investment Funds managed by such Investment Managers, or analyzing and/or monitoring other third-parties that provide or contemplate providing services to GCMLP and/or one or more GCM-Managed Accounts;

•
recommending that GCMLP approve Investment Funds managed by such Investment Managers as eligible investments for GCM-Managed Accounts;

98

CONFLICTS OF INTEREST

•
recommending that one or more GCM-Managed Accounts add capital to, or withdraw or redeem their capital (in whole or in part) from, Investment Funds managed by such Investment Managers;

•
making the final decision to approve Investment Funds managed by such Investment Managers as eligible investments for GCM-Managed Accounts;

•
making the final decision to cause one or more GCM-Managed Accounts to add capital to, or withdraw or redeem their capital (in whole or in part) from, Investment Funds managed by such Investment Managers;

•
recommending that GCMLP retain other third-parties that wish to provide services to GCMLP and/or one or more GCM-Managed Accounts; and/or

•
recommending that GCMLP terminate third-parties that provide services to one or more GCM-Managed Accounts.

In cases where persons employed by or otherwise associated with GCMLP have one or more responsibilities of the types outlined above and are related by blood or marriage to, or otherwise have personal relationships with, persons employed by or otherwise associated with Investment Managers of existing or prospective Investment Funds or other third-parties that provide or contemplate providing services to GCMLP and/or one or more GCM-Managed Accounts, such persons have an incentive to base their decisions on personal considerations rather than on the best interests of the affected GCM-Managed Accounts. GCMLP, however, monitors relationships of these types with a view to determining whether there is a reasonable likelihood that such persons will base their decisions on personal considerations rather than on the best interests of the affected GCM-Managed Accounts, and will take appropriate action if it determines that such a reasonable likelihood exists.

Gifts, Meals and Entertainment
GCMLP personnel sometimes receive gifts, meals and/or entertainment from service providers doing business with GCMLP and/or one or more GCM-Managed Accounts, or from prospective service providers, including existing and prospective Investment Managers. GCMLP maintains policies and procedures that it believes are reasonably designed to preserve GCMLP’s objectivity with respect to the selection, retention and termination of service providers, notwithstanding the receipt of gifts, meals or entertainment by GCMLP personnel from such service providers. However, notwithstanding these policies and procedures, to the extent that GCMLP’s employees receive gifts, meals and/or entertainment from a service provider or prospective service provider, such employees have an incentive to seek to cause GCMLP and/or one or more GCM-Managed Accounts to enter into a business relationship with, or to sustain or expand an existing business relationship with, such service provider even if doing so is not in the best interests of such GCM-Managed Account(s).

GCMLP from time to time provides meals and entertainment to persons employed by or otherwise associated with existing or potential Investment Managers, consultants, financial advisors, clients and prospective clients (which sometimes include Shareholders and prospective Shareholders). In certain cases, GCMLP provides such meals and entertainment to clients or prospective clients at the request of consultants, financial planners or other third-parties. It is possible that providing meals and entertainment to such persons could affect their decision-making responsibilities.

GCMLP from time to time contributes to events sponsored by clients and prospective clients, including Shareholders and prospective Shareholders in the Fund, or by organizations in which clients or prospective clients participate, such as picnics, annual meetings, dinners and other events honoring retiring employees. It is possible that contributing to such events could affect the clients or prospective clients in connection with their decisions whether to retain GCMLP as their investment manager/adviser or to maintain existing investment management/advisory relationships with GCMLP.

99

CONFLICTS OF INTEREST

Charitable and Philanthropic Activities
GCMLP and its principals, and Investment Managers of the Investment Funds in which the Fund invests and their principals, may engage in philanthropic activities through contributions of their time and/or financial resources to charitable organizations. GCMLP and its principals, on the one hand, and such Investment Managers and their principals, on the other hand, from time to time ask each other to participate in their respective philanthropic activities. GCMLP and its principals, and such Investment Managers and their principals, are free to participate in philanthropic opportunities brought to their attention by one another. Such participation or lack thereof will not be a factor in GCMLP’s investment management process.

Similarly, GCMLP and its principals, and investors or participants in GCM-Managed Accounts and their principals, may engage in philanthropic activities through contributions of their time and/or financial resources to charitable organizations. GCMLP and its principals, on the one hand, and investors or participants in GCM-Managed Accounts and their principals, on the other hand, may from time to time ask each other to participate in their respective philanthropic activities. GCMLP and its principals, and investors or participants in GCM-Managed Accounts and their principals, are free to participate in philanthropic opportunities brought to their attention by one another. Such participation or lack thereof will not be a factor in GCMLP’s investment management process.

GCMLP has frequent interaction with consultants and financial advisors who represent prospective and existing investors or participants in the GCM-Managed Accounts. GCMLP does not pay these consultants or financial advisors to recommend GCMLP or any GCM-Managed Account to their clients. However, consultants and financial advisors have from time to time invited GCMLP and its principals to participate in particular philanthropic activities, and can be expected to continue to do so in the future. GCMLP has participated in such philanthropic activities in the past and can be expected to continue to do so in the future. Such participation or lack thereof will not be a factor in GCMLP’s investment management process.

The Investment Managers
The Investment Managers of the Investment Funds in which the Fund invests are likely to be subject to many of the same types of conflicts of interest to which GCMLP is subject. For example, the Investment Managers may be involved in other business ventures, including the management and/or administration of other investment funds and accounts whose investment objectives are identical or substantially similar to those of the Investment Funds they manage. The Fund will not share in the risks or rewards of such other ventures. In addition, such other ventures will compete with the relevant Investment Funds for the time and attention of the relevant Investment Managers, and might create additional conflicts of interest or raise other special considerations.

The Investment Managers have responsibility for investing the capital allocated to them. The Investment Managers also manage other accounts (including other accounts in which they may have an interest) and may have financial and other incentives to favor such accounts over the Investment Funds in which the Fund invests. In investing on behalf of other clients, as well as the Investment Funds in which the Fund invests, the Investment Managers must allocate their resources, as well as limited market opportunities. Doing so could increase the level of competition for the same trades that otherwise might be made for the Investment Funds in which the Fund invests, including the priorities of order entry, as well as make it difficult or impossible to take or liquidate a particular position at a price indicated by an Investment Manager’s strategy.

In addition, in connection with investing and trading for other accounts, including their proprietary accounts, the Investment Managers may make use of information obtained by them in the course of investing and trading for the Investment Funds. They will have no obligation to compensate the Investment Funds for their receipt of such information or to account to any such Investment Fund for any profits earned from their use of such information.

The Investment Managers and their principals, in managing investment accounts other than the Investment Funds, may employ trading methods, policies and strategies which differ from those which they employ on behalf of such Investment Funds. Therefore, the results of the

100

CONFLICTS OF INTEREST

Fund’s investments in such Investment Funds may differ from the results of other accounts managed by such Investment Managers.

The Investment Managers determine the valuation of the illiquid, longer-term investments held by their Investment Funds in a variety of different ways, and have considerable discretion in doing so. The Investment Managers have a conflict of interest in arriving at such valuations, which affect both the performance of their Investment Funds and the advisory compensation received by the Investment Managers.

The Investment Managers select the financial intermediaries that execute transactions for their respective Investment Funds and negotiate the related brokerage commissions and other transactional costs paid to such intermediaries. In selecting financial intermediaries and/or in negotiating commissions and other compensation with them, such Investment Managers (subject to their overall duty to obtain “best execution” of all transactions for the Investment Funds they manage):

•
have authority to and may consider the full range and quality of the services and products provided by the intermediaries (including factors such as the ability of the intermediaries to execute transactions efficiently, their responsiveness to instructions, their facilities, reliability and financial responsibility, and the value of any research or other services or products they provide); and

•
do not necessarily select intermediaries that charge the lowest transaction costs. In this regard, Investment Managers may engage in the practice known as “paying up,” whereby the Investment Managers cause their Investment Funds to pay higher transaction costs than they would otherwise pay so that the Investment Managers may receive certain non-execution related products and services provided by or through the intermediaries (so-called “soft dollar” benefits), which may or may not benefit certain Investment Funds which “pay up” so that the Investment Manager may receive such services (see below).

The practices discussed above create conflicts between the interests of an Investment Manager and the interests of the Investment Funds managed by such Investment Manager. This is because an Investment Manager that receives “soft dollar” benefits receives a benefit that it does not have to purchase out of its own resources. This benefit, in turn, may create an incentive to utilize particular intermediaries based not on the interest of the Investment Funds in achieving “best execution” of their transactions, but on the Investment Manager’s interest in receiving benefits for which it does not have to pay out of its own resources.

Further, an Investment Manager may cause an Investment Fund managed by such Investment Manager to pay transaction costs to a financial intermediary even though such Investment Manager and/or clients of such Investment Manager other than such Investment Fund are the exclusive beneficiaries of “soft dollar” benefits provided by the intermediary.

Under the EU’s Markets in Financial Instruments Directive (“MiFID II”), European Union Investment Managers, including certain Investment Managers, may only pay for research from brokers and dealers directly out of their own resources or by establishing “research payment accounts” for each client, rather than through client commissions. MiFID II is expected to limit the use of soft dollars by Investment Managers located in the EU, if applicable, and in certain circumstances may result in other Investment Managers reducing the use of soft dollars as to certain groups of clients or as to all clients.

GCMLP generally is authorized to consent on behalf of the Fund to the Investment Managers engaging in “soft dollar” practices, regardless of whether such practices conform to the requirements of Section 28(e) of the Exchange Act.

101

CONFLICTS OF INTEREST

The Investment Managers have a conflict of interest in allocating capital to longer-term and/or illiquid investments. While such positions may hold significant profit potential (and, therefore, the potential to generate substantial performance/incentive fees or other performance/incentive compensation), they can create material valuation and illiquidity risks for Shareholders. In addition, performance/incentive fees or other performance/incentive compensation may be calculated separately in respect of certain longer-term and/or illiquid investments irrespective of the overall performance of an Investment Fund.

Certain Disclosure Issues
GCMLP and its related persons have a conflict of interest in determining whether to disclose certain information—not otherwise required to be disclosed by applicable laws or regulations to—concerning GCMLP and its related persons to existing or prospective Shareholders. In certain cases, GCMLP may conclude that such disclosure could be damaging to GCMLP’s business, which may give GCMLP incentives to determine that such information is not material and need not be disclosed to Shareholders and/or prospective Shareholders even though it might be of interest to them.

GCMLP and its related persons also have a conflict of interest in determining whether to disclose certain information—not otherwise required to be disclosed by applicable laws or regulations—to certain but not other Shareholders and/or prospective Shareholders. GCMLP has policies in place which address the issue of “disparate reporting” to different Shareholders but will be subject to conflicts of interest in applying such policies due to GCMLP’s interest in meeting the informational requirements of larger Shareholders which may request additional disclosures (See “—Different Reporting Packages,” above). In determining what disclosures to make, GCMLP gives careful consideration to their fiduciary obligations of disclosure and their responsibility to treat all Shareholders and/or prospective Shareholders fairly.

Reputational Matters
In certain cases, GCMLP and its related persons may have a conflict of interest between acting in what might be the best interest of a GCM-Managed Account and ensuring that GCMLP avoids publicity or any reputational harm. For example, there may be certain tax positions which other market participants take and which would benefit the GCM-Managed Accounts but which GCMLP does not take out of concern for not being seen to be “aggressive” in the tax planning for GCM-Managed Accounts. Similar issues may arise in other regulatory contexts. GCMLP attempts to resolve these issues in the best interests of the GCM-Managed Accounts within the constraints of what it believes to be “best practices” in the alternative investment industry.

Other Matters
The Adviser, its affiliates (including the Distributor) and their directors, officers and employees, may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made by the Adviser on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of the Adviser and its affiliates, and those of the Selling Agents, that are the same, different or made at a different time than positions taken for the Fund. In order to mitigate the possibility that the Fund will be adversely affected by this personal trading, the Fund, the Adviser and the Distributor have adopted codes of ethics (each, a “Code of Ethics”) in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s portfolio transactions. The Codes of Ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies of the Codes of Ethics may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing the SEC’s Public Reference Room, Washington, D.C. 20549‑1520.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may engage in transactions with accounts which are affiliated with the Fund solely because they are advised by the Adviser or one of its affiliates or because they have common officers, directors or managing

102

CONFLICTS OF INTEREST

members or as otherwise allowed by rule or SEC Staff interpretation. All such purchases and sales would be made pursuant to procedures that would be adopted by the Fund pursuant to Rule 17a-7 under the 1940 Act or as otherwise allowed by rule or SEC Staff interpretation. Among other things, those procedures would be intended to ensure that (i) each such transaction will be effected for cash consideration at the current market price of the particular securities, (ii) no such transaction will involve restricted securities or securities for which market quotations are not readily available and (iii) no brokerage commissions, fees (except for customary transfer fees) or other remuneration will be paid in connection with any such transaction. Affiliated broker-dealers of the Adviser may act as broker for the Fund or the Investment Funds in effecting securities transactions.

Future investment activities of the Adviser and its affiliates and their principals, partners, directors, officers or employees may give rise to additional conflicts of interest.

103

PROXY VOTING

By Shareholders
Each Shareholder has the right to cast a number of votes based on the number of Shares owned by the Shareholder at a meeting of Shareholders. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including election of trustees, approval of the agreement with the investment adviser of the Fund, and approval of the Fund’s auditors, and on certain other matters. Except for the exercise of their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

By the Fund
The Fund has delegated to GCMLP the responsibility to vote proxies related to portfolio securities, including Investment Funds.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling (855) 426-9321, and on the SEC’s website at http://www.sec.gov.

Background

Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended, requires an SEC-registered investment adviser like GCMLP to implement proxy voting policies and procedures that are reasonably designed to ensure that the adviser votes requests to vote securities (“Proxy Requests”) in the best interests of its clients.

Pursuant to Rule 206(4)-6, GCMLP has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) that have been designed to ensure that GCMLP votes Proxy Requests in the best interests of its clients. The following subsections describe provisions of GCMLP’s Proxy Policies that are relevant to the Fund.

General Voting Standards

GCMLP seeks to take action on Proxy Requests in the best interests of the respective GCMLP-Managed Accounts and consistent with their investment objectives and constraints.

Unless GCMLP has agreed to do otherwise, we do not vote on or make voting recommendations for Proxy Requests on behalf of GCMLP-Managed Accounts that involve a potential sacrifice of investment returns from the investment or assumption of greater investment risks for the purpose of promoting sustainability and impact goals.

When evaluating whether voting on or making a voting recommendation on a Proxy Request will be in the best interests of a GCMLP-Managed Account, GCMLP may treat sustainability and impact goals as economic factors when GCMLP believes that the goals present material business risks or opportunities that investment professionals, in general, would treat as economic considerations under generally accepted investment theories. A belief that advancing sustainability and impact goals will promote positive general market trends or industry growth that might benefit a particular issuer does not qualify as an economic factor.

When GCMLP determines that voting on or making a voting recommendation on a Proxy Request is in the best interests of a GCMLP-Managed Account, we may take such action even though doing so might also advance sustainability and impact goals that are not economic factors.

Reasonable Best Efforts to Vote and Abstentions

GCMLP uses reasonable best efforts to vote on or make voting recommendations on Proxy Requests in a timely manner. However, there may be circumstances in which GCMLP abstains from taking action. GCMLP may abstain from voting on or making recommendations on a Proxy Request for the reasons identified in this section and for any other reason that GCMLP believes justifies the abstention.

104

PROXY VOTING

Timeliness of Receipt of Materials

•   GCMLP may abstain from voting on or making voting recommendations on a Proxy Request when GCMLP does not receive the Proxy Request with sufficient time prior to the voting cut-off date to consider the impact of the proposals and complete its evaluation procedures.

Lack of Adequate Information

•   GCMLP may abstain from voting on or making voting recommendations on a Proxy Request when GCMLP does not believe that the Proxy Request provides sufficient detail to support a decision.

Abstentions Where Cost of Consideration Outweighs Benefit

•   GCMLP may abstain from voting on or making voting recommendations on a Proxy Request when GCMLP believes that the expected cost or administrative burden of giving due consideration to the proposal does not justify the potential benefits to the affected GCMLP-Managed Account that might result from adopting or rejecting the proposal in question.

Public Companies – Share Blocking and Re-Registration

•   In certain countries, shareholders that vote on an issuer’s proxy must deposit their shares with a designated depositary prior to the date of the meeting. The owner may not sell its shares until after the meeting when the shares are returned to the custodian. In countries that require shares to be blocked, GCMLP will consider the potential benefit of taking action on Proxy Requests to determine if GCMLP will consider voting and the resulting share blocking of the security.

•   In certain countries, an owner of a company’s shares must re-register the shares in order to take action on a proxy. Similar to share blocking, re-registration temporarily prevents a shareholder from selling shares. In countries that require re-registration, GCMLP will consider the potential benefit of taking action on Proxy Requests to determine if GCMLP will consider voting and re-registering the security.

In-Kind Distributions

•   When GCMLP-Managed Accounts receive publicly traded securities from underlying funds as in-kind distributions, GCMLP generally disposes of such securities as promptly as practicable under the circumstances. In these cases, GCMLP generally does not act on a related Proxy Request because GCMLP has no intention to hold such investments for long-term investment purposes. In circumstances where the Investment Committee elects to retain such securities, GCMLP would generally act on a Proxy Request.

Conflicts of Interest

GCMLP takes measures to identify and address conflicts of interest with respect to Proxy Requests. Generally, the Proxy Voting Coordinator notifies the Investment Committee, the Operations Committee, and the Global CCO when it identifies a potential conflict of interest. In addition, an Investment Committee may identify conflicts of interest and notify the Global CCO or the Proxy Voting Coordinator. Lastly, individuals that make decisions on how to vote proxies whether in their own capacity or as part of a committee, escalate to the Global CCO or the Proxy Voting Coordinator any potential conflicts of interest they have with respect to a Proxy Request on which they are considering action.

105

PROXY VOTING

The Proxy Voting Coordinator, together with the Global CCO, determines the actions to be taken to address any conflicts of interest, which may include:

•
excluding a conflicted party from the decision-making process

•
for GCMLP-Managed Accounts for which GCMLP makes voting recommendations on Proxy Requests, disclosing the conflicts to the appropriate parties

•
for GCMLP-Managed Accounts for which GCMLP has the authority to take action on Proxy Requests, disclosing the conflict to the appropriate parties and obtaining consent to take specific action on the proposals

•
engaging an independent third party to recommend or determine the actions to be taken in response to the Proxy Request

•
designating separate investment sub-committee deal teams on behalf of one or more similarly situated group of GCMLP-Managed Accounts to evaluate and make recommendations with respect to such group’s interests

106

BROKERAGE

The Investment Managers select the brokers and dealers that execute transactions for their respective Investment Funds and negotiate the related brokerage commissions and other transaction costs. In selecting brokers and dealers and/or in negotiating commissions and other compensation, Investment Managers (subject to their overall duty to obtain “best execution” of all transactions for the Investment Funds they manage):

•
have authority to and may consider the full range and quality of the services and products provided by various brokers and dealers (including factors such as the ability of the brokers and dealers to execute transactions efficiently, their responsiveness to instructions, their facilities, reliability and financial responsibility, and the value of any research or other services or products they provide); and

•	do not necessarily select brokers and dealers that charge the lowest transaction costs.
An Investment Manager may cause an Investment Fund to pay transaction costs to a broker or dealer even though such Investment Manager and/or clients of such Investment Manager other than such Investment Fund are the exclusive beneficiaries of non-execution related products and services provided by such broker or dealer.
GCMLP is authorized to consent on behalf of the Fund to the Investment Managers engaging in “soft dollar” practices, regardless of whether such practices conform to the requirements of Section 28(e) of the Exchange Act.

107

FEES AND EXPENSES

The Adviser generally bears all of its own expenses incurred in providing services to the Fund, except that the Fund reimburses the Adviser for certain out-of-pocket costs and expenses incurred in connection with the operation of the Fund. Any such costs and expenses will not exceed 0.05% per annum of the Fund’s average month-end net assets. The Fund is not directly obligated to pay any of the Adviser’s overhead.
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees or pay or absorb expenses of the Fund, to the extent necessary to limit the ordinary operating expenses of each class of the Fund to 0.80% per annum of the Fund’s average monthly net assets attributable to such class (the “Expense Limitation”) not including the Advisory Fee, investment-related costs and expenses (which includes Investment Fund fees and expenses), taxes, interest and related costs of borrowing, brokerage commissions, payments to certain financial intermediaries for providing servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund, the Distribution and Service Fee for Class A Shares (as defined below), and any extraordinary expenses of the Fund. In consideration of the Adviser’s agreement to limit the Fund’s expenses, each class of the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the time the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts. Recoupment will be made as promptly as possible, but will be limited to, after giving effect to the recoupment amount, the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment. The Expense Limitation Agreement will remain in effect until July 31, 2027, and will terminate unless renewed by the Adviser.
In connection with Class A Shares of the Fund, under a plan adopted in accordance with Rule 12b-1, the Fund pays the Distributor or a designee a distribution and/or service fee equal to 0.75% per annum of the aggregate net asset value of the Fund’s Class A Shares outstanding, determined as of the last calendar day of each month (“Distribution and Service Fee”). The Distribution and Service Fee is payable monthly. Because this fee is paid out of Class A’s assets on an on-going basis, over time this fee will increase the cost of a Class A Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges. The Distributor or designee may transfer or re-allow all or a portion of the Distribution and Service Fee to certain intermediaries. The Adviser also may pay a fee out of its own resources to intermediaries.
A portion of the 0.75% Distribution and Service Fee applicable to Class A Shares may be used to pay for service fees, for the provision of personal investor services as defined under applicable rules. Such amount will not exceed 0.25% of the Fund’s net assets attributable to Class A Shares.
Class A Shares and Class I Shares are subject to different fees and expenses and each bears its pro rata share of Fund operating expenses.
The Fund bears its own expenses not otherwise borne by the Adviser, including, but not limited to: all investment related expenses (including, but not limited to, fees paid directly or indirectly to the Investment Managers), all costs and expenses directly related to portfolio transactions and positions such as the Fund’s investments, including its investments in Investment Funds, transfer taxes and premiums, taxes withheld on foreign dividends; any interest and borrowing related costs and expenses; fees and disbursements of any attorneys and accountants engaged on behalf of the Fund; audit and tax preparation fees and expenses; administrative expenses and fees; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; the Advisory Fee payable to the Adviser; fees and travel-related expenses of the Board members who are not employees of the Adviser or any affiliate of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent; reports to Shareholders; coordinating the preparation of materials relating to meetings of the Board of Trustees and meetings of Shareholders; and investment of the cash reserves of the Fund.
Certain financial intermediaries that maintain accounts for the benefit of their customers and provide servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund are compensated by the Fund at the level of 0.10% per annum for such services.
The Fund’s initial offering expenses, which were separate from and in addition to those fees previously discussed and which included among other expenses, the cost of preparing the initial Prospectus and SAI, are being amortized over a period of twelve months since commencement of operations, subject to the Fund’s Expense Limitation Agreement.

108

ADMINISTRATOR AND TRANSFER AGENT

The Fund has retained BNY Mellon Investment Servicing (U.S.) Inc. (the “Administrator and Transfer Agent”) to provide accounting and certain administrative and investor services to the Fund, including fund accounting, investor accounting, and taxation services, and to act as the registrar and transfer agent for the Fund’s Shares. In consideration of these services, the Fund pays an asset based fee equal to four and a half basis points per annum, a monthly flat fee of $833 for each sub-fund or series of a sub-fund, an annual fee of $12,000 for each class, and an annual charge based on the number of Shareholders in the Fund to the Administrator and Transfer Agent. Certain books and records of the Fund are kept at the Administrator and Transfer Agent’s principal business address, which is 103 Bellevue Parkway, Wilmington, Delaware 19809. Other Fund records are kept with the Adviser and the Adviser’s principal business address is 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.
Absent the Administrator and Transfer Agent’s own intentional misconduct, bad faith, gross negligence or reckless disregard with respect to its duties, the Fund has agreed to indemnify, defend and hold harmless the Administrator and Transfer Agent and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from: (a) any action or omission to act by any prior service provider of the Fund; and (b) any action taken or omitted to be taken by the Administrator and Transfer Agent in connection with this provision of services to the Fund.
The table below sets forth the administrative and transfer agent fees accrued by the Fund, excluding reimbursement for any out-of-pocket expenses, for the past three fiscal years.

	Fees Accrued for Year Ended March 31

	2026	2025	2024

Administration and Transfer Agency Fee	$203,249	$192,030	$311,081

109

NET ASSET VALUATION

The net asset value of the Fund will be determined by or at the direction of the Adviser as of the close of business at the end of each fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board of Trustees. To determine net asset value of the Fund, the Fund relies on information from the Investment Managers. It is expected that the Fund will report its net asset value within thirty days after each fiscal period. The Class A Share net asset value and the Class I Share net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per Share net asset value of the classes will differ over time.
The Fund Board has delegated to the Adviser general responsibility for determining in accordance with the Fund’s Valuation of Portfolio Securities policy, the value of the assets held by the Fund as of any day on which the NAV is determined. The Fund Board has designated the Adviser as responsible for fair valuation under Rule 2a-5 of the 1940 Act, and the Adviser undertakes such process in accordance with internal or related policies and procedures that the Adviser may maintain from time to time. The Fund Board has approved procedures pursuant to which its investments in Investment Funds will be valued at fair value. In accordance with these procedures, fair value of these investments ordinarily will be the value determined as of the end of the fiscal period by the Investment Manager of each Investment Fund in accordance with the Investment Fund’s valuation policies and as reported by the Investment Manager. As a general matter, the fair value of the Fund’s interest in an Investment Fund will represent the amount that the Fund could reasonably expect to receive from the Investment Fund if the Fund’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. Because Investment Funds generally provide net asset value information to the Fund on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, the Fund generally will not be able to determine the fair value of its investments in Investment Funds or its net asset values other than as of the end of each month and may not be able to verify valuation information given to the Fund by Investment Managers. In the unlikely event that an Investment Fund does not report a value to the Fund on a timely basis at the end of a fiscal period, the Fund would determine the fair value of its interest in that Investment Fund based on the most recent value reported by the Investment Fund, as well as any other relevant information available at the time the Fund values its assets. The Fund Board has determined that any values of interests in Investment Funds reported as “estimated” or “final” values (using the nomenclature of the hedge fund industry) will be deemed to reasonably reflect market values of securities for which market quotations are available, or the fair value of such securities.
Before investing in any Investment Fund, the Adviser conducts a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter utilizes market values when available, and otherwise utilizes principles of fair value that the Adviser reasonably believe to be consistent with those used by the Fund for valuing its own investments. Although the procedures approved by the Fund Board provide that the Adviser will periodically review the valuations of interests in Investment Funds provided by the Investment Managers, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of valuations of such interests provided by such Investment Managers (which are unaudited, except for year-end valuations).
The Fund’s valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its assets. The Adviser will consider such information, and may conclude in certain circumstances that the information provided by an Investment Manager does not represent the fair value of the Fund’s interests in an Investment Fund. Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds typically will make available net asset value information to their Shareholders which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if a redemption request had been timely made or if, in accordance with the terms of the Investment Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Fund Board, in the absence of specific transaction activity in interests in a particular Investment Fund, the Adviser could consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Investment Fund’s net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision of the Adviser must be made in good faith, and is subject to the ultimate oversight of the Fund Board.
If the Fund holds any securities other than interests in Investment Funds, the Fund will value the portfolio securities held by the Fund as follows:
Domestic exchange traded and listed equity securities (other than options) will be valued at their last sale prices as reported on the exchanges where those securities are traded, and for securities primarily traded on NASDAQ, at the NASDAQ Official Closing Price. If no sales of those securities are reported on a particular day, the securities will be valued based upon their bid prices for securities held long, or their ask prices for securities held short, as reported by those exchanges. Securities traded on a foreign

110

NET ASSET VALUATION

securities exchange will be valued at their last sale prices on the exchange where the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Listed options will be valued at their last quoted sales price or bid prices (or ask prices in the case of listed options held short) as reported by the exchange, depending on whether the last quoted sales price falls between the last bid and ask quotations. Other securities for which market quotations are readily available will be valued at their bid prices (for securities held long) or ask prices (for securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by the Adviser pursuant to Rule 2a-5.
Corporate and government bonds that trade on platforms where market quotations are readily available are generally valued at the mean between the bid and ask prices on the platform where they are quoted. Bonds for which market quotations are not available are valued in accordance with the Adviser’s policies.
If in the view of the Adviser, the pricing methodology of a listed option or debt security described above does not fairly reflect the market value of the security, the Adviser may request its valuation committee to instead adopt a methodology to value the security at fair value. In any such situation, the Adviser’s valuation committee will consider the recommendation of the Adviser, and, if it determines in good faith that an override of the value assigned to the security under the methodologies described above is warranted, will adopt methodologies for purposes of determining the fair value of the security.
All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. Similarly, U.S. markets may close early on any given day or may regularly close prior to calculation of the Fund’s net asset value. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by the Adviser pursuant to Rule 2a-5.
Prospective Shareholders should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund’s net assets, which, in turn, would affect amounts paid on repurchases of Shares and the amount of fees paid, if the judgments regarding appropriate valuations should prove incorrect.

111

PURCHASING SHARES

Purchase Terms
The Fund offers two separate classes of Shares designated as Class A Shares and Class I Shares to certain eligible individual and institutional investors. The Board of Trustees may accept initial and additional purchases of Shares as of the first day of each month. The Board of Trustees has authorized the Adviser to offer Shares more or less frequently. All purchases are subject to the receipt of cleared funds prior to the applicable purchase date in the full amount of the purchase, although the Adviser may accept, in its sole discretion, a purchase prior to receipt of cleared funds. The Shareholder must also submit a completed investor application document in good order before the applicable purchase date. The Fund reserves the right to reject any purchase of Shares and may, in its sole discretion, suspend sales of Shares at any time.

The minimum initial investment is $25,000. The minimum subsequent investment is $1,000. In certain instances, the Fund may, as determined by the Board of Trustees, waive the minimum initial investment amount or subsequent minimum investment amounts. When determining whether to waive the minimum investment amount the Board of Trustees will consider the following factors, including, but not limited to the Shareholder’s overall relationship with the Adviser or Selling Agent, the Shareholder’s accounts with the Selling Agent and such other matters as the Board may consider relevant at the time. Accordingly, the Board may also consider the aggregate value of the accounts of clients of the Selling Agent, whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts.

Except as otherwise permitted by the Board of Trustees, initial and any additional purchases of Shares by any Shareholder are payable in cash, and all purchases must be transmitted by the time and in the manner that is specified in the investor application documents of the Fund. Initial and any additional purchases of Shares are payable in one installment. Although the Fund may accept in-kind purchases with securities in the sole discretion of the Board of Trustees, the Fund has no present intention of accepting purchases with securities. If the Fund were to accept an in-kind purchase, the securities would be valued in the same manner as the Fund values its other assets. (See “Net Asset Valuation”)

Each Shareholder must also represent and warrant in an investor application, among other things, that the Shareholder is purchasing Shares for its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Shares.

Financial intermediaries may also impose fees (subject to compliance with applicable FINRA rules), terms and conditions on investor accounts and investments in the Fund that are in addition to the fees, terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, the Distributor or any other service provider of the Fund. Any terms and conditions imposed by a financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to subscribe for Shares, or otherwise transact business with the Fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to the financial intermediary.

Eligible Shareholders
Shares are being offered only to Shareholders that are “Eligible Investors.” Currently, Eligible Investors include Shareholders who are customers or clients of the Distributor or Selling Agents, as authorized by the Distributor. In addition, financial intermediaries may impose additional criteria for investor eligibility. An existing Shareholder who makes an additional investment in the Fund will be required to meet these eligibility criteria at the time of the additional investment.

Shares may not be purchased by non-resident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, all as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Shares of a class of the Fund in which a Shareholder is no longer eligible to participate may be converted into Shares of a class of the Fund in which the Shareholder is eligible to

112

PURCHASING SHARES

participate. Any such Shareholder will receive prior notice of the proposed conversion. Any such conversion will occur at the respective net asset values of the share classes as of the effective date of such conversion without the imposition of any charge.

Class A shares are eligible for purchase by investors through brokerage accounts maintained with intermediaries. Class I shares are eligible for purchase by individual investors and institutions purchasing Class I shares through a financial intermediary or platform that has entered into a servicing or selling agreement with the Distributor and where such investor compensates such intermediary directly through means of a managed account program, wrap account or similar arrangement, or from the Distributor directly.

The Fund is not expected to generate “unrelated business taxable income” (“UBTI”), for Shareholders subject to ERISA and other tax-exempt Shareholders unless an investor incurs acquisition indebtedness in connection with its investment in the Fund.

The Distributor
The Distributor, which is an affiliate of the Adviser, is a securities broker-dealer registered with the SEC and is a member of FINRA. The principal offices of the Distributor are located at 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611. The Distributor is not compensated by the Fund for such services and bears its own costs associated with its activities as Distributor, except in accordance with the Class A Plan and that the Fund may reimburse the Distributor for the costs associated with the filing of sales material with FINRA.

The Adviser (or one of its affiliates) pays from its own resources (which may include revenue from advisory and management services) additional compensation or commissions, either at the time of sale or on an ongoing basis, to the Selling Agent for sales of Fund Shares by the Selling Agent and for ongoing investor servicing. Such payments, sometimes referred to as “revenue sharing,” may be made for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the Selling Agent to offer or recommend a Fund instead of similar investments where such payments are not received such payments may be different for different intermediaries.

The Adviser may retain certain parties to act as servicing agents to assist with investor servicing and administration. The Adviser compensates such servicing agents out of its own resources.

The Adviser hopes to benefit from revenue sharing by maintaining and increasing the Fund’s net assets, which, as well as benefiting the Fund, would result in additional management and other fees for the Adviser and its affiliates. In consideration for revenue sharing, the Distributor or Selling Agents that manages an Intermediary Platform may feature a certain fund in its sales platform or give the Adviser preferential access to members of its sales force or management. An intermediary may earn a profit on revenue sharing payments, and such payments may provide your intermediary with an incentive to favor the Fund. A Shareholder may inquire of its intermediary regarding any payments received from the Adviser or the Fund, as well as about fees and/or commissions of the intermediary.

113

PURCHASING SHARES

While neither the Fund nor the Distributor imposes a sales charge on Class A Shares or Class I Shares, if you buy Class A Shares or Class I Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine and they may impose terms and conditions on their customers’ accounts and investments in the Fund that are in addition to the terms and conditions imposed by the Fund. Investors should direct any questions regarding any transaction or other fees to the relevant financial intermediary.

The Fund agrees to indemnify, defend and hold the Distributor, its officers and members and any person who controls the Distributor free and harmless from and against all claims, demand, liabilities and expenses. Likewise, the Distributor agrees to indemnify, defend and hold the Fund, its officers and Trustees and any person who controls the Fund free and harmless from and against all claims, demand, liabilities and expenses.

In connection with the Class A Plan, the Fund pays the Distributor or a designee a distribution and/or service fee equal to the Distribution and Service Fee. The Distribution and Service Fee is payable monthly. Because this fee is paid out of Class A’s assets on an on-going basis, over time this fee will increase the cost of a Class A Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges. The Distributor or designee may transfer or re-allow all or a portion of the Distribution and Service Fee to certain intermediaries. The Adviser also may pay a fee out of its own resources to intermediaries.

Pursuant to the conditions of an exemptive order issued by the SEC, the Distribution and Service Fee is paid pursuant to the Class A Plan. The Distribution and Service Fee serves as a vehicle for the Fund to pay the Distributor for payments it makes to intermediaries. The Distributor may pay all or a portion of the Distribution and Service Fee it receives to intermediaries.

114

REDEMPTIONS, REPURCHASES OF SHARES AND TRANSFERS

No Right of Redemption
No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem those Shares. There is no public market for Shares, and none is expected to develop. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares
The Fund will from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. Repurchase offers will be made at such times and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that generally it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders four times each year, effective as of the last day of each calendar quarter. The Board of Trustees will also consider the following factors, among others, in making this determination:

•
whether any Shareholders have requested that the Fund repurchase their Shares;

•
the liquidity of the Fund’s assets;

•
the investment plans and working capital requirements of the Fund;

•
the relative economies of scale with respect to the size of the Fund;

•
the history of the Fund in repurchasing Shares; and

•
the economic condition of the securities markets.

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all Shareholders or persons holding Shares acquired from Shareholders, or to one or more classes of Shareholders, as applicable. When the Board of Trustees determines that the Fund shall repurchase Shares, notice will be provided to Shareholders describing the terms thereof, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain the net asset value of their Shares by contacting the Adviser during the period.

Repurchases of Shares from Shareholders by the Fund may be made, in the discretion of the Fund, and may be paid in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. However, the Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering Shares for repurchase. Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Shares from Shareholders. Any in-kind distribution of securities will consist of marketable securities traded on an established securities exchange (valued in accordance with the Declaration of Trust), which will be distributed to all tendering Shareholders on a pari passu basis. The Fund does not impose any charges in connection with repurchases of Shares or portion of Shares.

The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the repurchase.

The purchase of Shares pursuant to the offer to repurchase will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Shareholders make additional purchases of Shares from time to time, although there can be no

115

REDEMPTIONS, REPURCHASES OF SHARES AND TRANSFERS

assurance that such additional purchases will occur. Payment for Shares purchased pursuant to an offer to repurchase may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses. To any extent the Fund incurs debt to finance a repurchase of shares, the Fund would bear any interest costs until such funds were repaid. The Fund is authorized to borrow. The Fund may borrow money for certain purposes, such as making payments to Investment Funds in accordance with the Fund’s investment commitments, repurchasing Shares and paying fees and expenses of the Fund, subject to any limitations imposed by applicable law. Although the Fund does not anticipate borrowing at such levels, in all cases the Fund will maintain continuous asset coverage for borrowings of 300% in compliance with the requirements of the 1940 Act.

Due to liquidity restraints associated with the Fund’s investments in Investment Funds and the fact that the Fund may have to effect withdrawals from those Investment Funds to pay for Shares being repurchased, the Fund presently expects to employ the following repurchase procedures:

1. A Shareholder choosing to tender Shares for repurchase must do so by the date specified in the notice describing the terms of the offer (the “Expiration Date”) which generally will be approximately 65 days before the date as of which Shares are to be repurchased. The Shares (tendered and accepted) will be valued as of the date on which Shares are to be repurchased (the “Valuation Date”), which is expected to be the last day of each calendar quarter;

2. Promptly after the Expiration Date, each Shareholder whose Shares have been accepted for repurchase by the Fund will receive a promissory note from the Fund (to be held by the Administrator and Transfer Agent on behalf of such Shareholder) (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares. The determination of the value of Shares as of the Valuation Date is subject to adjustment (based upon the results of the next annual audit of the Fund’s financial statements).

The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times.

The first payment (the “Initial Payment”) will be in an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Valuation Date. The Initial Payment will be made as of the later of (a) within 35 days after the Valuation Date, or (b) if the Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of interests, within 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Investment Funds.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the net asset value of the Shares tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the Investment Funds) over (b) the Initial Payment, which is generally paid within 120 days after the Valuation Date.

Although the amounts required to be paid by the Fund under the Promissory Note will generally be paid in cash, the Fund may under certain limited circumstances noted above, pay all or a portion of the amounts due by the in-kind distribution of marketable securities.

Under these procedures, Shareholders will have to decide whether to tender their Shares for repurchase without the benefit of having current information regarding the value of Shares as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Shareholders must tender Shares and the date they can expect to receive payment for their Shares from the Fund. However, promptly after the expiration of a

116

REDEMPTIONS, REPURCHASES OF SHARES AND TRANSFERS

repurchase offer, Shareholders whose Shares are accepted for repurchase by the Fund will be given the above-described non-interest bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for repurchased Shares. Payments for repurchased Shares may be delayed under circumstances where the Fund has determined to redeem its interests in Investment Funds to make such payments, but has experienced delays in receiving payments from the Investment Funds.

Repurchases of Shares by the Fund are subject to certain regulatory requirements imposed by SEC rules. The Fund believes that the repurchase procedures described above comply with these requirements. However, if modification of the Fund’s repurchase procedures is deemed necessary to comply with regulatory requirements, the Board of Trustees will adopt revised procedures designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books: (i) cash; (ii) liquid securities; or (iii) interests in Investment Funds that the Fund has requested be withdrawn (or any combination of the foregoing), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Shareholders tendering Shares. Neither the Initial Payment nor the Contingent Payment is insured or guaranteed by any bank or the Federal Deposit Insurance Corporation, Federal Reserve Board, Office of the Comptroller of the Currency or any other government agency.

If a repurchase offer is oversubscribed by Shareholders who tender their Shares for repurchase (in other words, if the amount of Shares tendered exceeds the amount that the Fund has offered to repurchase), the Fund will repurchase only a pro rata portion of the Shares tendered, unless the offer to repurchase Shares in the Fund is increased and extended. In addition, a Shareholder who tenders for repurchase only a portion of such Shareholder’s Shares will be required to continue to own Shares having a net asset value not less than $10,000, or such lesser amount as may be established by the Board of Trustees. In the event that a Shareholder’s investment falls below the required minimum due to the repurchase by the Fund of Shares on a pro rata basis, the Fund shall waive the required minimum amount. Additionally, the Fund will only repurchase securities in accordance with Rule 13e-4 of the Exchange Act. Mandatory redemptions will not discriminate unfairly against any Shareholder and, in the event that less than all of the Shares are redeemed, the redemptions will occur on a pro-rata basis, or in such other manner as it will not discriminate unfairly against any Shareholder.

The Fund may repurchase, by means of redemption, Shares of a Shareholder or any person acquiring Shares from or through a Shareholder in the event that:

•
the Shares have been transferred or the Shares have been vested in any person by operation of law as the result of the death, divorce, disability, dissolution, bankruptcy or incompetency of a Shareholder;

•
ownership of the Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction, or may subject the Fund or any Shareholder to an undue risk of adverse tax risk or other fiscal or regulatory consequences;

•
continued ownership of the Shares may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees or the Adviser;

•
any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true;

117

REDEMPTIONS, REPURCHASES OF SHARES AND TRANSFERS

•
the value of a Shareholder’s Shares is less than an amount that the Board determines to be a minimum investment in the Fund, or more than an amount that the Board determines to be a maximum investment in the Fund; or

•
it would be in the best interests of the Fund for the Fund to repurchase the Shares.

In the event that the Adviser or one of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund.

Transfers of Shares
Shares held by Shareholders may be transferred only under certain limited circumstances, with the written consent of the Board of Trustees or its delegatee (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board of Trustees that the proposed transferee meets any requirements imposed by the Fund with respect to investor eligibility and suitability, and must be accompanied by transfer and other documentation that the Board of Trustees or its delegatee may reasonably request. The Board of Trustees may not consent to a transfer of Shares by a Shareholder unless such transfer is to a single transferee or after the transfer of a portion of the Shares, the balance of the account of each of the transferee and transferor is not less than $10,000. A Shareholder who transfers Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Any transferee that acquires Shares in the Fund by operation of law as the result of the death, divorce, dissolution, bankruptcy or incompetency of a Shareholder or otherwise, shall be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Declaration of Trust and to tender the Shares for repurchase by the Fund.

By purchasing Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder in connection with any such transfer.

118

DISTRIBUTIONS

Dividends will generally be paid at least annually on the Fund’s Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments will vary in amount, depending on investment income received and expenses of operation. It is likely that many of the Investment Funds in whose securities the Fund invests will not pay any dividends, and this, together with the Fund’s expenses, means that there can be no assurance the Fund will have substantial income or pay dividends. The Fund is not a suitable investment for any investor who requires dividend income.
It is anticipated that gains or appreciation in the Fund’s investments typically will be treated as ordinary income. Such amounts will generally be distributed at least annually and such distributions would be taxed as ordinary income dividends to Shareholders that are subject to U.S. income tax.
It is anticipated that substantially all of any taxable net capital gain realized on investments will be distributed to Shareholders at least annually. The net asset value of each Share that a Shareholder owns will be reduced by the amount of the distributions or dividends that a Shareholder actually or constructively receives from that Share.
Pursuant to the DRP established by the Fund, each Shareholder will automatically be a participant under the DRP and have all income distributions, whether dividend distributions and/or capital gains distributions, automatically reinvested in additional Shares. An election not to participate in the DRP and to receive all income distributions, whether dividend distributions or capital gain distributions, in cash may be made by notice to the Fund or to a Shareholder’s intermediary (who should be directed to inform the Fund). A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 95 days prior to a distribution, the request will be effective only with respect to distributions after the 95-day period. A Shareholder whose Shares are registered in the name of a nominee (such as an intermediary) must contact the nominee regarding its status under the DRP, including whether such nominee will participate on such Shareholder’s behalf as such nominee will be required to make any such election.
Generally, for U.S. federal income tax purposes, Shareholders receiving Shares under the DRP will be treated as having received a distribution equal to the amount payable to them in cash as a distribution had the Shareholder not participated in the DRP.
Shares will be issued pursuant to the DRP at their net asset value determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). There is no sales load or other charge for reinvestment. A request for change of participation/non-participation status in the DRP must be received by the Fund within the above time frame to be effective for that dividend or capital gain distribution. A Fund may terminate the DRP at any time upon written notice to the participants in the DRP. The Fund may amend the DRP at any time upon 30 days’ written notice to the participants. Any expenses of the DRP will be borne by the Fund.
All correspondence or requests for additional information about the DRP should be directed to GCM Grosvenor at client.services@gcmlp.com, or by calling (855) 426-9321.

119

TAXES

THIS DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. A TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by Shareholders that are United States persons (as defined in the Code). This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular Shareholders in light of their individual investment circumstances, including Shareholders subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or Shareholders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that Shareholders have acquired Shares pursuant to this offering and will hold their Shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes.
Shareholders who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on ordinary dividend distributions by the Fund. By contrast, if a non-U.S. Shareholder invested directly in the non-U.S. Investment Funds in which the Fund will invest, distributions that the non-U.S. investor received from such Investment Funds would generally not be subject to U.S. withholding tax. Accordingly, the Fund will generally not be an appropriate investment for non-U.S. Shareholders.
Prospective Shareholders should consult their own tax advisors regarding the foreign and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.
In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Memorandum regarding liquidity and other financial matters to ascertain whether the investment objective of the Fund is consistent with their overall investment plans.

Taxation of the Fund
The Fund intends to qualify as a regulated investment company (a “RIC”) under federal income tax law. As such, the Fund generally will not be subject to U.S. federal income tax on its net investment income and net capital gains (that is, the excess of long-term capital gains over short-term capital losses) that it distributes to Shareholders. To qualify for this treatment, the Fund must meet three numerical tests each year.

First, at least 90% of the annual gross income of a RIC must consist of dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies, or net income derived from interests in qualified publicly traded partnerships. Income realized by the Fund as a result of the Fund electing mark-to-market tax treatment for its PFIC investments will constitute qualifying income for purposes of this 90% annual gross income requirement. With respect to the Fund’s investments in partnerships, the Fund will be treated as receiving its proportionate share of each item of gross income earned by the partnership and must look through to the character of such items of gross income earned by the partnership.

Second, at the close of each quarter of its taxable year, (a) at least 50% of the value of a RIC’s total assets must consist of (i) cash and cash items, U.S. government securities, the securities of other RICs and (ii) other securities, with such other securities limited, in respect to any one issuer, to an amount not greater than 5% of the value of the RIC’s total assets and not more than 10% of the outstanding voting securities of such issuer; and (b) not more than 25% of the value of the RIC’s total assets can be invested in the securities (other than U.S. government securities and the securities of other RICs) of (i) any one issuer, (ii) any two or more issuers that the RIC controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (iii) any one or more qualified publicly traded partnerships.

Third, a RIC must distribute annually at least the sum of 90% of its investment company taxable income (net investment income and the excess of net short-term capital gain over net long-term

120

TAXES

capital loss) and 90% of its net tax-exempt income, if any. The Board has approved a dividend reinvestment plan (“DRP”) under which dividends distributed by the Fund will be reinvested in the Fund. Shareholders will have the ability to opt out of the DRP.

In order to avoid incurring a nondeductible 4% federal excise tax obligation, a RIC must distribute (or be deemed to have distributed) by December 31 of each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (which is the excess of its realized capital gains over its realized capital losses), generally computed on the basis of the one-year period ending on October 31 of such year, after reduction by any available capital loss carryforwards and (iii) 100% of any ordinary income and capital gain net income from the prior year (as previously computed) that were not paid out during such year and on which the Fund paid no federal income tax. The Fund intends to make sufficient distributions or deemed distributions each year to avoid liability for this excise tax. With respect to PFIC stock held by the Fund, if a mark-to-market election is in effect, the Fund must calculate this excise tax distribution based upon the October 31 values of such PFIC stock. See “—Investments in Passive Foreign Investment Companies” below. The Fund will need timely information from the Investment Managers of the Investment Fund partnerships in which it invests regarding the partnership income and gain allocated to the Fund in order to meet these distribution requirements. The required distribution with respect to foreign currency gains treated as ordinary income under Section 988 is also based upon the twelve-month period ending October 31. With respect to all other ordinary taxable income, the Fund must calculate the distribution with respect to excise tax based on the calendar year.

In general, for purposes of the 90% gross income requirement described above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized by the Fund. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” will be treated as qualifying income. A “qualified publicly traded partnership” is a publicly traded partnership that satisfies certain requirements with respect to the type of income it produces. The Investment Fund partnerships in which the Fund will invest are not expected to be qualified publicly traded partnerships, so the Fund will need to rely on the Investment Managers to provide the Fund with timely information regarding the amount and character of Investment Fund income and gain being allocated to the Fund in order for the Fund to satisfy both the gross income and the distribution requirements described above. The Fund will also need to monitor the assets of the Investment Fund partnerships for purposes of satisfying the asset diversification requirement described above.

The Fund intends to comply with these requirements. If the Fund were to fail to make sufficient distributions, it could be liable for corporate income tax and for excise tax in respect of the shortfall or, if the shortfall were large enough, be disqualified as a RIC. If for any taxable year the Fund were to fail to qualify as a RIC due to the failure to meet any of the requirements above, (i) all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Shareholders and (ii) Shareholders would recognize dividend income on distributions to the extent of the Fund’s current and accumulated earnings and profits, although such dividends could be qualified dividend income taxable at long-term capital gain rates for individual Shareholders who meet certain holding period requirements, and corporate Shareholders could be eligible for the dividends-received deduction. In addition, in order to re-qualify as a RIC, the Fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions.

Distributions to Shareholders
The Fund contemplates declaring and distributing to Shareholders all or substantially all of its taxable income in the form of annual dividends. In general, distributions will be taxable to Shareholders for federal, state and local income tax purposes to the extent of the Fund’s current and accumulated earnings and profits. Such distributions are taxable whether they are received in cash or reinvested in Fund Shares. The Fund expects that its distributions will generally be taxable to Shareholders at ordinary income rates, although any capital gain dividends paid by the Fund will be taxable to Shareholders as long-term capital gain. Although

121

TAXES

not anticipated, distributions by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) each Shareholder’s tax basis in its Shares and any such amount in excess of such basis will be treated as gain from the sale of Shares, as discussed below.

As described below under “Investments in Passive Foreign Investment Companies,” the Fund expects that gains, if any, from the foreign Investment Funds in which the Fund invests will be treated as ordinary income for U.S. federal income tax purposes. The Fund may realize long-term capital gains in connection with its investment in direct investments, mutual funds and exchange traded funds, and in Investment Fund partnerships, in which case a portion of its distributions to Shareholders may qualify for lower tax rates applicable to long-term capital gains. Likewise, a portion of the Fund’s dividends paid to Shareholders that are corporations may be eligible for the “dividends received” deduction.

Distributions of net capital gain, if any, designated as capital gains dividends will be taxable to a Shareholder as long-term capital gains, regardless of how long the Shareholder has held Fund Shares. Distributions of the Fund’s net realized short-term gains would be taxable as ordinary income.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to Shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each Shareholder will (i) be required to report his pro rata share of such gain on his tax return as long-term capital gain, (ii) receive a refundable tax credit for his pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for his Shares by an amount equal to the deemed distribution less the tax credit.

If, for any calendar year, the Fund’s total distributions exceed the Fund’s current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital to each Shareholder (up to the amount of the Shareholder’s basis in his or her Shares) and thereafter as gain from the sale of such Shares (assuming the Shares are held as capital assets). The amount treated as a tax-free return of capital will reduce the Shareholder’s adjusted basis in his or her Shares, thereby increasing his or her potential gain or reducing his or her potential loss on the subsequent sale or other disposition of his or her Shares. A return of capital is a return to Shareholders of a portion of their original investment in the Fund and does not represent income or capital gains.

With respect to a tax-exempt organization investing in the Fund, if the Fund qualifies as a RIC, dividends and other distributions paid by the Fund will not constitute unrelated business taxable income (“UBTI”), provided such tax-exempt organization has not borrowed money in connection with its investment in the Fund.

Certain net investment income received by an individual having adjusted gross income in excess of $200,000 (or $250,000 for married individuals filing jointly) will be subject to a tax of 3.8 percent. Undistributed net investment income of trusts and estates in excess of a specified amount also will be subject to this tax. Dividends and capital gains distributed by the Fund, and gain realized on sale of Fund Shares, will constitute investment income of the type subject to this tax.

Dividends and distributions on the Fund’s Shares are generally subject to federal income tax as described herein, even though such dividends and distributions may economically represent a return of a particular Shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when a Fund’s net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses. Certain

122

TAXES

distributions declared in October, November or December to Shareholders of record of such month and paid in the following January will be taxed to Shareholders as if received on December 31 of the year in which they were declared. In addition, certain other distributions made after the close of a taxable year of the Fund may be “spilled back” and treated as paid by the Fund (except for purposes of the non-deductible 4% federal excise tax) during such taxable year, but in such case, Shareholders will be treated as having received such dividends in the taxable year in which the distributions were actually made.

Shareholders who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on dividend distributions by the Fund. By contrast, if a non-U.S. Shareholder invested directly in the non-U.S. Investment Funds in which the Fund will invest, distributions that the non-U.S. investor received from such Investment Funds would generally not be subject to U.S. withholding tax. Accordingly, the Fund may not be an appropriate investment for non-U.S. Shareholders. Each non-U.S. Shareholder must provide documentation to the Fund certifying the Shareholder’s non-United States status. In addition, under legislation known as FATCA, a 30% U.S. withholding tax may apply to any U.S.-source “withholdable payments” made to a non-U.S. entity unless the non-U.S. entity enters into an agreement with the Internal Revenue Service (the “Service”) or with a governmental authority in its own country, if applicable, to collect and provide substantial information regarding its “United States accounts,” or such non-U.S. entity otherwise demonstrates compliance with or exemption from FATCA. For this purpose, a United States account is any “financial account” held by one or more “specified United States persons” or “United States owned foreign entities.” The withholding tax began in 2014 with respect to U.S.-source income. Proposed regulations (having current effect) eliminate the application of the withholding tax that was scheduled to begin in 2019 with respect to U.S.-source investment sale proceeds. Non-U.S. Shareholders should consult their own tax advisors regarding the impact of this legislation on their investment in the Fund.

The Fund will inform its Shareholders of the source and status of each distribution made in a given calendar year after the close of such calendar year.

Gains from Repurchases and Transfers of Shares
The repurchase or transfer of the Fund’s Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase might not be treated as an exchange for U.S. federal income tax purposes and might result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss will be measured by the difference between the Shareholder’s amount received and his or her adjusted tax basis of the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of Shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

The maximum tax rate applicable to capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the maximum ordinary income tax rate for gains recognized on the sale of capital assets held for one year or less, or (ii) 20% for gains recognized on the sale of capital assets held for more than one year (as well as certain capital gain distributions) (15% or 0% for individuals in certain tax brackets).

123

TAXES

Any loss realized upon the sale or exchange of Shares with a holding period of six months or less will be treated as a long-term capital loss to the extent of any capital gain distributions received with respect to such Shares. In addition, all or a portion of a loss realized on a sale or other disposition of Shares may be disallowed under “wash sale” rules to the extent the Shareholder acquires other Shares of the Fund (whether through the reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the Shares. Any disallowed loss will result in an adjustment to the Shareholder’s tax basis in some or all of the other Shares acquired.

Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Fund Shares.

Investments in Passive Foreign Investment Companies
The Fund intends to acquire interests in Investment Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that will generally be treated as PFICs for federal income tax purposes.

The Fund may, to the extent possible under certain circumstances, elect to treat a PFIC as a qualified electing fund (a “QEF”), which would result in the Fund’s recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF.

To the extent the Fund cannot elect QEF treatment or to the extent such treatment is not optimal, the Fund may elect to “mark to market” shares that it holds in PFICs at the end of each taxable year. By making this election, the Fund will recognize as ordinary income any increase in the value of those PFIC shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in that value unless the loss is required to be deferred. The Fund’s basis in PFIC shares will be increased by the amount of mark-to-market income recognized with respect to such shares and decreased by the amount of any deduction allowed for mark-to-market loss with respect to such shares. Gains realized with respect to PFICs that the Fund has elected to mark to market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling all or part of the Fund’s interest in the PFIC or because of the “mark to market” adjustment described above, the loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses previously recognized with respect to the PFIC. To the extent that the Fund’s mark-to-market loss with respect to a PFIC exceeds that limitation, the loss will effectively be taken into account in offsetting future mark-to-market gains from the PFIC, and any remaining loss will generally be deferred until the PFIC shares are sold, at which point the loss will be treated as a capital loss. Capital losses recognized by the Fund in a taxable year will be deductible against capital gains recognized by the Fund in that year or in following years.

By making the mark-to-market election, the Fund may be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions that it receives from PFICs. Accordingly, the Fund may need to borrow money or to dispose of interests in Investment Funds in order to make the required distributions.

If neither a “mark to market” nor a QEF election is made with respect to an interest in a PFIC, the ownership of the PFIC interest may have significantly adverse tax consequences. In such a case, the Fund would be subject to tax and an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the shares of a PFIC (collectively referred to as “excess distributions”), even if those excess distributions are paid by the Fund as a dividend to Shareholders, and such excess distributions must be taken into account for purposes of the RIC qualification and excise tax distribution requirements.

124

TAXES

As described above, a RIC must distribute annually at least 90% of its investment company taxable income and tax-exempt income. For purposes of this distribution requirement, the mark-to-market income with respect to PFIC shares owned by the Fund will be determined annually as of the last day of the Fund’s tax year, which is September 30. For purposes of determining the distributions the Fund must make in order to avoid the 4% federal excise tax described above, such PFIC shares will be marked to market as of October 31 each year.

The PFIC provisions generally do not apply to any investment in the stock of a foreign corporation that qualifies as a “controlled foreign corporation” (“CFC”) if the shareholder is a “U.S. shareholder” (as defined herein) by means of its percentage ownership in the CFC. A “U.S. shareholder” of a CFC generally must include in income currently its pro rata share of, among other things, the CFC’s “Subpart F income,” whether or not currently distributed to such shareholder. “Subpart F income” includes the various types of passive income. Additionally, a CFC’s “global intangible low-taxed income” (GILTI) may be taxed to U.S. shareholders in a manner similar to the taxation of Subpart F income. A “U.S. shareholder” is generally defined as any U.S. person (including a U.S. partnership) that owns (or, after the application of certain constructive stock ownership rules, is deemed to own) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation or 10% or more of the total value of the stock of the foreign corporation. A foreign corporation will be treated as a CFC if more than 50% of the stock of such foreign corporation, determined by reference to either vote or value, is owned (or, after the application of certain constructive stock ownership rules, is deemed to be owned) by “U.S. shareholders.” “Subpart F income” of a CFC that is currently taxed to a “U.S. shareholder” is not subject to tax again in its hands when actually distributed to such shareholder. Where there is an overlap of income inclusion under the Subpart F rules, on the one hand, and the PFIC rules, on the other, the Subpart F rules take precedence and such income is in any event taxed only once. In addition, a corporation will not be treated with respect to a shareholder as a PFIC during the “qualified portion” of such shareholder’s holding period with respect to stock in such corporation. Generally, the term “qualified portion” means the portion of the shareholder’s holding period during which the shareholder is a “U.S. shareholder” (as defined above) and the corporation is a CFC. Legislation enacted in 2025 expands the universe of entities subject to Subpart F income and GILTI inclusions, and changes the calculation of the tax on GILTI, which will now be known as “Net CFC Tested Income.” These changes go into effect beginning 2026.

If the Fund owns 10% or more of either the combining voting power or value of the outstanding shares of a foreign Investment Fund in which it invests, and together with other U.S. shareholders satisfies the 50% ownership test with respect to such Investment Fund, the Fund will not be able to make a mark-to-market election under the PFIC rules and the CFC tax rules will apply. In such event, the Investment Fund’s Subpart F income will be included in the Fund’s income whether or not the Investment Fund distributes such income.

Partnerships
The Fund may invest in Investment Funds treated as partnerships for U.S. federal income tax purposes. In such cases, the Fund will be treated as receiving its proportionate share of each item of gross income earned by the partnership and must look through to the character of such items of gross income earned by the partnership in applying the RIC qualifying income test. Income derived by the Fund from an investment in a partnership is treated as qualifying income for RIC purposes only to the extent such income is attributable to items of partnership income that would be qualifying income if received directly by the Fund. Although some Investment Fund strategies (e.g., long-short equity funds) generate income that would be qualifying income for RIC purposes, other strategies (e.g., commodity funds, energy funds and real estate funds) produce income that would not be “good” income for RIC qualification purposes. Similarly, the Fund would look through the partnership to the partnership’s underlying assets for purposes of analyzing the Fund’s asset diversification. The Fund will closely monitor its investments in funds that are treated as partnerships in order to assure the Fund’s compliance with Subchapter M requirements. The Fund also will need to rely upon information reported to it by partnership Investment Funds for purposes of determining

125

TAXES

income required to be distributed by the Fund for RIC qualification purposes, for purposes of avoiding corporate income tax and for purposes of avoiding the nondeductible 4% excise tax, and such Investment Funds may not provide the necessary information within the time period needed by the Fund for such purposes.

Gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on the disposition of debt securities denominated in a foreign currency, foreign currency forward contracts and certain other positions in foreign currency, to the extent attributable to fluctuations in exchange rates generally between the acquisition and disposition dates, are also treated as ordinary income or loss. Such fluctuations may affect the timing, amount and character of distributions to Shareholders.

Certain Withholding Taxes
The Investment Funds may be subject to foreign taxes, including withholding taxes, attributable to investments of the Investment Funds. U.S. Shareholders in the Fund will not be entitled to a foreign tax credit with respect to any of those taxes.

Consequences of Failure to Satisfy RIC Requirements
If the Fund does not qualify as a RIC for any taxable year, the Fund’s taxable income will be subject to corporate income taxes, and all distributions from earnings and profits, including distributions of net capital gain (if any), will be taxable to Shareholders as ordinary income. Such distributions will be eligible to be treated as qualified dividend income with respect to Shareholders who are individuals and will be eligible for the dividends received deduction in the case of Shareholders taxed as corporations, provided certain holding period requirements are met. In order to requalify for taxation as a RIC, the Fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions.

State and Local Taxes
In addition to the U.S. federal income tax consequences summarized above, prospective Shareholders should consider the potential state and local tax consequences of an investment in the Fund. Shareholders are generally taxable in their state of residence on dividend and capital gain distributions they receive from the Fund. The Fund may become subject to taxes in states and localities if it is deemed to conduct business in those jurisdictions.

Information Reporting and Backup Withholding
After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year. The Fund may need to rely upon estimates of its income from Investment Fund partnerships in which it invests for purposes of providing Shareholders with such information about the tax status of the Fund’s distributions to Shareholders.

The Fund (or its administrative agent) is required to report to the Internal Revenue Service and furnish to Shareholders the cost basis information and holding period for Fund Shares purchased on or after January 1, 2012, and repurchased by the Fund on or after that date. The Fund will permit Shareholders to elect from among several permitted cost basis methods. In the absence of an election, the Fund will use average cost as its default cost basis method. The cost basis method a Shareholder elects may not be changed with respect to a repurchase of Shares after the settlement date of the repurchase. Shareholders should consult with their tax advisors to determine the best permitted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

Information returns generally will be filed with the Service in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable dividends and other distributions paid to and proceeds of share sales, exchanges, or redemptions made by any individual shareholder (including foreign individuals) who fails to furnish the Fund with a correct taxpayer identification number, who has under-reported

126

TAXES

dividends or interest income, or who fails to certify to the Fund that he or she is a United States person and is not subject to such withholding. The backup withholding tax rate is 24%. Distributions will not be subject to backup withholding to the extent they are subject to the withholding tax on foreign persons described in the next paragraph. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account and may be claimed as a credit on the record owner’s federal income tax return.

A non-U.S. Shareholder generally will be subject to U.S. withholding tax at a 30% rate (or at a lower rate if a tax treaty applies) on dividends from the Fund (other than capital gain and certain other designated dividends, if any) that are not “effectively connected” with a United States trade or business carried on by such Shareholder. To claim tax treaty benefits and/or to avoid back-up withholding as described in the preceding paragraph, a non-U.S. Shareholder will be required to provide the Fund with a properly completed IRS Form W-8BEN or other applicable W-8 Form. Non-U.S. entities considering an investment should also be aware of the requirements for avoiding withholding tax under FATCA, as discussed above.

Other Taxes
The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the Fund’s operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. All Shareholders are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required.

Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund. In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Memorandum regarding liquidity and other financial matters to ascertain whether the investment objective of the Fund is consistent with their overall investment plans.

Certain Issues Pertaining to Specific Exempt Organizations
Private Foundations. Private foundations and their managers are subject to excise taxes if they invest “any amount in such a manner as to jeopardize the carrying out of any of the foundation’s exempt purposes.” This rule requires a foundation manager, in making an investment, to exercise “ordinary business care and prudence” under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation’s portfolio.

In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its “distributable amount,” which includes, among other things, the private foundation’s “minimum investment return,” defined as 5% of the excess of the fair market value of its non-functionally related assets (assets not used or held for use in carrying out the foundation’s exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation’s investment in the Fund would most probably be classified as a non-functionally related asset. A determination that an interest in the Fund is a non-functionally related asset could conceivably cause cash flow problems for a prospective Shareholder which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in the Fund. Of course, this factor would create less of a

127

TAXES

problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.

In some instances, an investment in the Fund by a private foundation may be prohibited by the “excess business holdings” provisions of the Code. For example, if a private foundation (either directly or together with a “disqualified person”) acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have “excess business holdings.” If this occurs, such foundation may be required to divest itself of its interest in the Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Fund is “passive” within the applicable provisions of the Code and Regulations. There can be no assurance that the Fund will meet such 95% gross income test.

A substantial percentage of investments of certain “private operating foundations” may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

Qualified Retirement Plans. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts (“IRA”) and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. (See “ERISA Considerations.”)

Endowment Funds. Investment managers of endowment funds should consider whether the acquisition of Shares is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

128

ERISA CONSIDERATIONS

ANY U.S. FEDERAL TAX ADVICE CONTAINED HEREIN, IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS DESCRIBED HEREIN (OR IN ANY SUCH OPINION OF COUNSEL). EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
THE FOLLOWING SUMMARY OF CERTAIN ASPECTS OF ERISA IS BASED UPON ERISA, JUDICIAL DECISIONS, DEPARTMENT OF LABOR REGULATIONS AND RULINGS IN EXISTENCE ON THE DATE HEREOF. THIS SUMMARY IS GENERAL IN NATURE AND DOES NOT ADDRESS EVERY ERISA ISSUE THAT MAY BE APPLICABLE TO THE FUND OR A PARTICULAR SHAREHOLDER. ACCORDINGLY, EACH PROSPECTIVE SHAREHOLDER SHOULD CONSULT WITH ITS OWN COUNSEL IN ORDER TO UNDERSTAND THE ERISA ISSUES AFFECTING THE FUND AND THE SHAREHOLDER.

General
Persons who are fiduciaries with respect to a U.S. employee benefit plan or trust within the meaning of, and subject to, the provisions of ERISA (an “ERISA Plan”), an individual retirement account or a Keogh plan subject solely to the provisions of the Code[4] (an “Individual Retirement Fund”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, avoidance of prohibited transactions and compliance with other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, the risk and return factors of the potential investment (including the fact that the returns may be subject to federal tax as unrelated business taxable income), the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the projected return of the total portfolio relative to the ERISA Plan’s funding objectives, and the limitation on the rights of Shareholders to redeem all or any portion of their Shares or to transfer their Shares. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Plan Asset Consequences
Because the Fund is registered as an investment company under the 1940 Act, the assets of the Fund should not be treated as “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and ERISA’s and the Code’s prohibited transaction rules. Thus, neither the Board of Trustees nor the Adviser will be a fiduciary within the meaning of ERISA by reason of its authority with respect to the Fund. Similar rules apply with respect to the Fund.

[4]	References hereinafter made to ERISA include parallel references to the Code.

129

ERISA CONSIDERATIONS

Representations by Plans
An ERISA Plan proposing to invest in the Fund will be required to represent that it is, and any fiduciaries responsible for the ERISA Plan’s investments are, aware of, and understand, both the Fund’s investment objectives, policies and strategies, and that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

WHETHER OR NOT THE ASSETS OF THE FUND ARE TREATED AS “PLAN ASSETS” FOR PURPOSES OF ERISA, AN INVESTMENT IN THE FUND BY AN ERISA PLAN IS SUBJECT TO ERISA. ACCORDINGLY, FIDUCIARIES OF ERISA PLANS SHOULD CONSULT WITH THEIR OWN COUNSEL AS TO THE CONSEQUENCES UNDER ERISA OF AN INVESTMENT IN THE FUND.

ERISA Plans and Individual Retirement Funds Having Prior Relationships with the members of the Board of Trustees and/or any of their Affiliates
Certain prospective ERISA Plan and Individual Retirement Fund Shareholders may currently maintain relationships with the members of the Board of Trustees and/or their affiliates. Each of such persons may be deemed to be a party in interest to, and/or a fiduciary of, any ERISA Plan or Individual Retirement Fund to which any of them provide investment management, investment advisory or other services. ERISA prohibits ERISA Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Similar provisions are imposed by the Code with respect to Individual Retirement Funds. ERISA Plan and Individual Retirement Fund Shareholders should consult with counsel to determine if participation in the Fund is a transaction which is prohibited by ERISA or the Code.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this Prospectus is general and may be affected by future publication of regulations and rulings. Potential benefit plan Shareholders should consult their legal advisers regarding the consequences under ERISA and the Code relevant to the acquisition and ownership of Shares.

130

SUMMARY OF DECLARATION OF TRUST

The following is a summary description of additional items and of select provisions of the Declaration of Trust which may not be described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the Declaration of Trust.

Shareholder Shares
Persons who purchase Shares in the offering being made hereby will be Shareholders. The Adviser and its affiliates may purchase Shares and maintain an investment in the Fund, and to that extent will be Shareholders of the Fund.

Liability of Shareholders
Under Delaware law and the Declaration of Trust, no Shareholder shall be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to the Fund. Shareholders shall be entitled, to the fullest extent permitted by law, to the same limitation of personal liability as is extended under the Delaware General Corporation Law to stockholders of private corporations for profit.

Duty of Care of the Trustees
The Declaration of Trust provides that a Trustee shall not be personally liable to the Fund or any Shareholder for any loss or damage occasioned by any act or omission in the performance of the Trustee’s services unless it shall be determined that such loss is due to an act or omission of such Trustee constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Trustee’s office. The Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of a Trustee by the Fund (but not by Shareholders individually) against any liability and expense to which the Trustee may be liable which arise in connection with the performance of the Trustee’s activities on behalf of the Fund, except to the extent such liability or expense was incurred by such Trustee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Trustee’s office. Trustees shall not be personally liable to any Shareholder for any repayment by reason of any change in the Federal or state income tax laws applicable to the Fund or its Shareholders. The rights of indemnification and exculpation provided under the Declaration of Trust shall not be construed so as to provide for indemnification of a Trustee for any liability (including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Declaration of Trust to the fullest extent permitted by law.

Amendment of the Declaration of Trust
The Declaration of Trust may generally be amended, in whole or in part, with the approval of the Board of Trustees (including a majority of the Independent Trustees, if required by the 1940 Act) and without the approval of Shareholders unless the approval of Shareholders is required by the 1940 Act.

Term, Dissolution and Liquidation
The Fund will be dissolved: (i) upon the affirmative vote to dissolve the Fund by the Board of Trustees; (ii) upon the affirmative vote of a “majority of the outstanding voting securities” of the Fund, as such term is defined in the 1940 Act, at a meeting of Shareholders called by the Board of Trustees for the purpose of determining whether the Fund should be dissolved; (iii) upon the failure of Shareholders to elect successor Trustees at a meeting called by the management services provider when no Trustee remains to continue the business of the Fund; or (iv) as required by operation of law.

Upon the occurrence of any event of dissolution, the Board of Trustees or the Adviser, acting as liquidator under appointment by the Board of Trustees (or another liquidator, if the Board of Trustees does not appoint the Adviser to act as liquidator or is unable to perform this function), is charged with winding up the affairs of the Fund and liquidating its assets.

Upon the liquidation of the Fund, its assets will be distributed (i) first to satisfy the debts, liabilities and obligations of the Fund (other than debts to Shareholders) including actual or anticipated liquidation expenses, (ii) next to repay debts owing to Shareholders, and (iii) finally to Shareholders proportionately in accordance with their ownership of Shares. Assets may be distributed in kind on a pro rata basis if the Board of Trustees or liquidator

131

SUMMARY OF DECLARATION OF TRUST

determines that the distribution of assets in kind would be in the interests of Shareholders in facilitating an orderly liquidation.

132

ADDITIONAL INFORMATION

Reports to Shareholders
The Fund furnishes to Shareholders as soon as practicable after the end of each calendar year, information on IRS Form 1099 as is required by law to assist the Shareholders in preparing their tax returns. Information regarding the performance of the Fund is available in the Fund’s annual and semi-annual reports. The Fund anticipates sending to Shareholders unaudited semi-annual and audited annual reports within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Quarterly reporting regarding the Fund’s operations is also available through the respective Selling Agent or Intermediary Platform, as applicable, or by contacting the Adviser. Any Shareholder may request from the Adviser an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month.

The Fund’s semi-annual and annual reports contain financial statements that provide important information regarding the operations of the Fund, its investments and its investment performance. Prospective Shareholders should obtain and review the Fund’s most recent annual report and, if more recent, the Fund’s latest semi-annual report, before investing.

Fiscal Year	For accounting purposes, the Fund’s fiscal year is the 12-month period ending March 31. The 12-month period ending September 30 of each year is the taxable year of the Fund.

Financial Statements
The Fund’s audited financial statements and PwC’s related reports are included in the Fund’s Annual Report for the fiscal period ended March 31, 2026. The Annual Report, including the Fund’s audited financial statements, for the period ended March 31, 2026, filed with the Securities and Exchange Commission on June 8, 2026, on Form N-CSR is incorporated herein by reference.

Independent Registered Public Accounting Firm and Legal Counsel
The Board of Trustee has selected PricewaterhouseCoopers LLP (“PwC”) as the independent registered public accounting firm of the Fund. PwC performs certain tax and audit services for the Fund. PwC’s principal business address is located at One North Wacker Drive, Chicago, Illinois 60606.

K&L Gates LLP, Boston, Massachusetts, serves as legal counsel to the Fund. The firm also acts as legal counsel to the Adviser and its affiliates with respect to certain other matters. In connection with the Fund’s offering of Shares and subsequent advice to the Fund, the Adviser and their affiliates, K&L Gates LLP will not be representing Shareholders of the Fund. No independent counsel has been retained to represent Shareholders of the Fund.

K&L Gates LLP’s representation of the Fund, the Adviser and their respective affiliates is limited to specific matters as to which it has been consulted by the Fund, the Adviser and/or their respective affiliates. There may exist other matters which could have a bearing on the Fund, the Adviser or their respective affiliates as to which it has not been consulted. In addition, K&L Gates LLP does not undertake to monitor the compliance of the Adviser and its affiliates with the investment program, valuation procedures and other guidelines set forth in this Prospectus, nor does it monitor compliance with applicable laws.

Stradley Ronon Stevens & Young, LLP, New York, New York, acts as legal counsel to the Independent Trustees.

Custodian
The Bank of New York Mellon (the “Custodian”) serves as the custodian of the assets of the Fund and may maintain custody of such assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board of Trustees in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian or a sub-custodian in a securities depository, clearing agency or omnibus customer account. The Custodian is a multinational

133

ADDITIONAL INFORMATION

banking and financial services corporation and its principal address is 240 Greenwich Street, New York, NY 10286.

The Administrator and Transfer Agent serves as escrow agent for the Fund. Subscription funds from prospective Shareholders are held in a non-interest-bearing escrow account at the Bank of New York Mellon. On the purchase date, the subscription funds are released to the Fund. In the event that a subscription is not accepted, the Administrator and Transfer Agent will return the subscription funds to the prospective Shareholders.

Inquiries
Inquiries concerning the Fund and Shares (including information concerning purchase and repurchase procedures) should be directed to:

GCM Grosvenor L.P.
900 North Michigan Avenue
Suite 1100
Chicago, IL 60611
Telephone: (312) 506-6500

* * * * *

All potential Shareholders in the Fund are encouraged to consult appropriate legal and tax counsel.

TABLE OF CONTENTS STATEMENT OF ADDITIONAL INFORMATION

Page
Outstanding Record Ownership	1
Outstanding Securities	1

134

HEDGE FUND GUIDED PORTFOLIO SOLUTION

STATEMENT OF ADDITIONAL INFORMATION

July 24, 2026

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of Hedge Fund Guided Portfolio Solution (the “Fund”) dated, July 24, 2026 (the “Prospectus”). Capitalized terms are as defined herein or in the Prospectus. The Prospectus and the Fund’s annual and semi-annual reports and the financial statements contained therein are available upon request and without charge by visiting the SEC’s website (http://www.sec.gov) or by writing to the Fund at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 or by calling the Fund at (877) 355-1469. The Prospectus, SAI and shareholder reports are available at gcmregfunddocs.com, however, access to these documents on the website is limited to investors eligible to invest in the Fund and their financial representatives. Investors may also make written or telephonic inquiries or request other information about the Fund at this address and telephone number. The Funds files its registration statement, Form N-CEN, Form N-CSR, Form N-PORT, Form N-PX, and Schedule TO-I and makes 40-17G (fidelity bond) filings and any amendments to these filings with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Shares of beneficial interest (“Shares”) in the Fund have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any other Federal or state governmental agency or regulatory authority or any national securities exchange. No agency, authority or exchange has passed upon the accuracy or adequacy of this Prospectus or the merits of an investment in the Shares offered hereby. Any representation to the contrary is a criminal offense.

Table of Contents

Statement of Additional Information

Page
Outstanding Record Ownership	1
Outstanding Securities	1

Hedge Fund Guided Portfolio Solution (the “Fund”)

Outstanding Record Ownership

As of May 31, 2026, the following person(s) own of record 5% or more of the Fund’s Shares:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AS CUSTODIAN FOR CUSTOMERS	Merrill Lynch – One Bryant Park, New York, NY 10036	22.04%

US IAS MEMBERS TRUST, IAS ADMINISTRATIONS FIDUCIARY	4751 Fountain Avenue, Los Angeles, CA 90029	8.52%

CCT CONSOL #1	33 S State Street, Chicago, IL 60603	7.67%

EMG FDN-HEDGE FUNDS	329 North Park Avenue, Winter Park, FL 32789	5.78%

Outstanding Securities

The following table provides information about our outstanding Class A Shares and Class I Shares as of May 31, 2026:

Title of Class	Amount Authorized	Amounts Held by Registrant or for its Account	Amount of Outstanding Exclusive of Amount Shown Under Amounts Held by Registrant or for its Account

Class A	Unlimited	0	$69,630,385

Class I	Unlimited	0	$70,064,274

PART C—OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements:

The Fund’s audited financial statements and PwC’s related reports are included in the Fund’s Annual Report for the fiscal year ended March 31, 2026. The Annual Report, including the Fund’s audited financial statements, for the period ended March 31, 2026, filed with the Securities and Exchange Commission on June 8, 2026, on Form N-CSR (Accession No. 0001193125-26—261158) is incorporated herein by reference. The Fund’s Financial Highlights from the Annual Report for the fiscal year ended March 31, 2026, are included in Part A.

(2)	Exhibits:

	(a)	(i)	Certificate of Formation dated April 12, 2018, incorporated by reference to the Fund’s Registration Statement on Form N-2 filed with the Commission on April 26, 2018 (Accession No. 00000898432-18-000473).

		(ii)	Agreement and Declaration of Trust, dated April 12, 2018, incorporated by reference to the Fund’s Registration Statement on Form N-2/A filed with the Commission on July 6, 2018 (Accession No. 0000898432-18-000774) (“Pre-Effective Amended Registration Statement”).

	(b)	Bylaws of the Registrant, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

	(c)	Not applicable.

	(d)	Refer to Exhibit (a)(ii).

	(e)	Dividend Reinvestment Plan, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

	(f)	Not applicable.

	(g)	Investment Management Agreement between the Registrant and Grosvenor Capital Management, L.P., dated June 19, 2018, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.
(h)

		(i)	Form of Dealer Agreement between GRV Securities LLC and Selling Agents, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

		(ii)	Class A Plan pursuant to Rule 12b-1, dated March 25, 2019, incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on May 31, 2019 (Accession No. 0001193125-19-162532).

		(iii)	Multi-Class Plan pursuant to Rule 18f-3, incorporated by reference to the Fund’s Registration Statement on Form N-2 filed with the Commission on October 4, 2018 (Accession No. 0000898432-18-001088)(“ Post-Effective Amendment No. 1”).
		(iv)	Amended Distribution Agreement between the Registrant and GRV Securities LLC, dated September 12, 2018, incorporated by reference to the Fund’s Post-Effective Amendment No. 1.

	(i)	Not applicable.

	(j)	Joinder to the Custody Agreement between the Registrant and Bank of New York Mellon, dated June 19, 2018, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

	(k)	(i)	Joinder to the Administrative Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc., dated June 4, 2018, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

		(ii)	Investment Company Reporting Modernization Services Amendment to the Administrative Agreement between the Registrant and BNY Mellon Investment Services (US) Inc., dated December 17, 2018, incorporated by reference to the Fund’s Registration Statement on Form N-2 filed with the Commission on February 15, 2019 (Accession No. 0000898432-19-000217).

		(iii)	Form of Escrow Agreement with Bank of New York Mellon Corporation and BNY Mellon Investment Servicing (US) Inc., incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

		(iv)	Expense Limitation Agreement for Class A Shares between the Fund and Grosvenor Capital Management, L.P., dated September 12, 2018, incorporated by reference to the Fund’s Post-Effective Amendment No. 1.

(v) Expense Limitation Agreement for Class I Shares between the Fund and Grosvenor Capital Management, L.P., dated September 12, 2018, incorporated by reference to the Fund’s Post-Effective Amendment No. 1.

(vi) Administrative Services and Sub-Accounting Plan, dated June 19, 2018, incorporated by reference to the Fund’s Post-Effective Amendment No. 1.

(l)	Opinion of K&L Gates LLP, filed herewith.

(m)	Not applicable.

(n)	Consent of auditors, filed herewith.

(o)	Not applicable.

(p)	Initial Subscription Agreement, dated June 19, 2018, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(q)	Not applicable.

(r)	(i) Code of Ethics of the Registrant, dated February 7, 2024, incorporated by reference to the Fund’s Registration Statement on Form N-2 filed with the Commission on July 26, 2024 (Accession No. 0001193125-24-186307).

(ii) Joint Code of Ethics of the Adviser and Distributor, dated January 2, 2025, incorporated by reference to the Fund’s Registration Statement on Form N-2 filed with the Commission on July 25, 2025 (Accession No. 0001193125-25-165525).

(s)	Calculation of Filing Fee Table, incorporated by reference to exhibit (s) to the Fund’s registration statement on Form N-2 filed on July 25, 2025 (Accession No. 0001193125-25-165525).

(t)	Power of Attorney of the Registrant dated June 18, 2026, filed herewith.

Item 26.	Marketing Arrangements

Distribution Agreement is filed as exhibit (h).

Item 27.	Other Expenses of Issuance and Distribution

The following table identifies certain estimated annual expenses to be paid by Registrant in connection with the issuance and distribution of the shares of beneficial interest of the Registrant.

Description	Amount

State Blue-Sky fees and expenses and FINRA Marketing Material Filing Fees	$41,000

Trustees and Transfer Agent’s Fees	$203,000

Costs of Printing	$3,000

Item 28.	Persons Controlled by or Under Common Control

HFGPS Subsidiary, LLC (a Delaware limited liability company that is a wholly owned subsidiary of the Registrant)

GCM Grosvenor Core Absolute Return Master Fund, LLC (the “Master Fund”), GCM Grosvenor Core Absolute Return Fund I, LLC and GCM Grosvenor Core Absolute Return Fund II, LLC, each a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended, as a closed-end, management investment company, have the same board members as the Registrant.

GRF Domestic Sub-Fund, LLC (a Delaware limited liability company that is a wholly owned subsidiary of the Master Fund)

Grosvenor Registered Multi-Strategy Subsidiary, LLC (a Delaware limited liability company that is a wholly owned subsidiary of the Master Fund)

Item 29.	Number of Holders of Securities

Set forth below is the number of record holders as of May 31, 2026, of each class of securities of the Registrant:

Title of Class	Number of Record Holders

Class A Shares	372

Class I Shares	225

Item 30.	Indemnification

The Registrant’s Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective executors, heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

The Registrant’s Distribution Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Investment Management Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Adviser and its personnel under certain circumstances.

Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

GCM Grosvenor L.P. (the “Adviser”), is an Illinois limited partnership that offers investment management services and is a registered investment adviser. The Adviser is investment adviser to the Registrant. The Adviser’s offices are located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611. Information as to the officers and directors of the Adviser is included in its current Form ADV (CRD No: 108654) filed with the Securities and Exchange Commission. The Adviser is also registered with the Commodities Futures Trading Commission (“CFTC”) as a commodity pool operator and commodities trading advisor and is a member of the National Futures Association.

Item 32.	Location of Accounts and Records

The Bank of New York Mellon Corporation and BNY Mellon Investment Servicing (US) Inc., maintain certain required accounting related and financial books and records of the Registrant at 103 Bellevue Parkway, Wilmington, DE 19809. The other required books and records are maintained by the Adviser at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The undersigned Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)

each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.

The undersigned Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago in the State of Illinois this 24th day of July, 2026.

HEDGE FUND GUIDED PORTFOLIO SOLUTION
By:	/s/ Girish S. Kashyap
Girish S. Kashyap Trustee, Chief Executive Officer, President and Chief Legal Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Girish S. Kashyap	Trustee, Chief Executive Officer, President and Chief Legal Officer	July 24, 2026
Girish S. Kashyap

By:	/s/ Kathleen P. Sullivan	Chief Financial Officer	July 24, 2026
	Kathleen P. Sullivan	(Principal Financial and Accounting Officer)

By:	/s/ Alan Brott*	Trustee	July 24, 2026
Alan Brott

By:	/s/ Henry S. Bienen*	Trustee	July 24, 2026
Henry S. Bienen

By:	/s/ Brian P. Gallagher*	Trustee	July 24, 2026
Brian P. Gallagher

By:	/s/ Victor J. Raskin*	Trustee	July 24, 2026
Victor J. Raskin

By:	/s/ Thomas G. Yellin*	Trustee	July 24, 2026
Thomas G. Yellin

By:	/s/ Girish S. Kashyap	*Attorney-in-Fact	July 24, 2026
Girish S. Kashyap

*As Attorney-in-Fact pursuant to Power of Attorney, dated July 24, 2026.

INDEX TO EXHIBITS

(l) Opinion of K&L Gates LLP

(n) Consent of auditors

(t) Power of Attorney for the Registrant